As confidentially submitted to the Securities and Exchange Commission on August 19, 2019

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Meili Auto Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands	7389	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20/F, Greenland Building

Wangjing Hongtai Dong Street

Chaoyang District, Beijing 100102

People’s Republic of China

+86-10-8303-0999

(Address and Telephone Number of Registrant’s Principal Executive Offices)

[Cogency Global Inc.

10 East 40th Street, 10th Floor

New York, N.Y. 10016

+1 (800) 221-0102]

(Name, address and telephone number of agent for service)

Copies to:

Chris K.H. Lin, Esq.	Allen Wang, Esq.
Daniel Fertig, Esq.	Benjamin Su, Esq.
Simpson Thacher & Bartlett LLP	Latham & Watkins LLP
35th Floor, ICBC Tower	18th Floor, One Exchange Square
3 Garden Road	No. 8 Connaught Place
Central, Hong Kong	Central, Hong Kong
+852-2514-7600	+852 2912 2500

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company   ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Class A ordinary shares, par value US$0.0001 per share	US$	US$

(1)

American depositary shares, or ADSs, issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-                ). Each ADS represents                Class A ordinary shares.

(2)

Includes (a)                 Class A ordinary shares represented by                 ADSs that may be purchased by the underwriters pursuant to their over-allotment option and (b) all Class A ordinary shares represented by ADSs initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public.

(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                 , 2019.

American Depositary Shares

Meili Auto Holdings Limited

Representing                  Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing Class A ordinary shares of Meili Auto Holdings Limited.

We are offering                  ADSs. Each ADS represents                 Class A ordinary shares, US$0.0001 par value per share. We anticipate the initial public offering price per ADS will be between US$                     and US$                    .

Prior to this offering, there has been no public market for the ADSs or our shares. We will apply to list the ADSs on the New York Stock Exchange, or the NYSE, under the symbol “                    .”

We are an “emerging growth company” under applicable United States federal securities laws and are eligible for reduced public company reporting requirements.

See “Risk Factors” on page 15 to read about factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	For additional information on underwriting compensation, see “Underwriting.”

To the extent that the underwriters sell more than                  ADSs in this offering, the underwriters have a 30-day option to purchase up to an aggregate of                  additional ADSs from us at the initial public offering price less the underwriting discounts and commissions.

Upon the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to                  votes and will be convertible to one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.              will beneficially own all of our issued Class B ordinary shares representing in the aggregate             % of the voting power of our total issued and outstanding shares immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

The underwriters expect to deliver the ADSs against payment in New York, New York on                     , 2019.

UBS Investment Bank	Deutsche Bank Securities	Nomura

Prospectus dated                     , 2019

[Insert inside front cover artwork]

No dealer, salesperson or other person is authorized to give any information or to represent as to anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell, and we are seeking offers to buy, only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of the ADSs.

Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where other action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus filed with the United States Securities and Exchange Commission, or SEC, must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until             , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in the ADSs. You should carefully read the entire prospectus, including “Risk Factors” and the financial statements, before making an investment decision. This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent market research firm, to provide information regarding our industry and our market position in China. We refer to this report as the Frost & Sullivan Report.

Our Mission

Redefine used car loan experience in China.

Overview

We are a pioneer and leader in China’s used car financing market, focusing on facilitating loans from financial institutions to prime customers in used car transactions. We facilitated a total of 206,116 used car financing transactions in 2018, which ranked us among top three used car financing solution providers in China, according to the Frost & Sullivan Report. In the six months ended June 30, 2019, we facilitated 112,682 used car financing transactions with a total value of RMB7,886.7 million, representing a 43.1% increase from the transaction value in the six months ended June 30, 2018.

Used car financing is a nascent and fast-growing market in China. According to the Frost & Sullivan Report, China’s used car financing market grew at a CAGR of 81.3% from RMB7.7 billion in 2013 to RMB150.2 billion in 2018. In the meantime, the used car financing market presents massive untapped potential for financial solution providers. As per capita disposable income rises in China, a massive number of prime consumers have become capable of financing used car purchases on credit. Nonetheless, these prime consumers have been underserved by traditional financial institutions due to such institutions’ lack of salesforce to cover China’s dispersed dealer network as well as industry knowhow, including the ability of assessing the value of used cars. As a first mover in the market, we leverage our offline salesforce, industry knowledge and data-driven proprietary technology to enable prime consumers to access car loans from financial institutions.

Our strong offline presence sets a solid foundation for our growth. We believe offline marketplaces will remain as a major channel for used car transactions. According to the Frost & Sullivan Report, approximately 80% of used car transactions occur offline. We operate an extensive offline salesforce with approximately 4,000 sales personnel covering approximately 75,000 dealers across over 300 cities, accounting for 30 of all 31 provinces in mainland China, as of June 30, 2019. Our on-the-ground salesforce has established close relationships with dealers by understanding their business needs, facilitating financing transactions and offering other value-added services.

We have developed deep industry knowledge of used car transactions through four years of on-the-ground operation. We tailor our products to best fit transaction processes so that we become the preferred used car financing solutions provider by our dealer partners and car buyers. For instance, we shortened the credit approval process to an average of 10 minutes from submission of credit application to provision of credit decision in the six months ended June 30, 2019, significantly enhancing on-the-spot customer experience and dealers’ productivity. We are one of the first independent used car financing solutions providers to have obtained a financial leasing license in China, which allows us to pre-finance car purchases before proceeds from loans granted by our funding partners are disbursed to the car buyers. We continue to improve our product design to enhance user experience.

Our proprietary data-driven technology and risk assessment models serve as the engine of our business expansion. We have established comprehensive risk assessment models on customers, used cars as well as dealers. We are one of the first independent used car financing solution providers in China to have obtained direct access to PBoC’s credit reference center and incorporate 43 external sources of personal information data, behavior data, social network data and location data into our risk assessment models through data mining, knowledge graph and machine learning. We are able to accurately assess credit risk of prospective car buyers by analyzing potential relationships among approximately 30,000 variables. To ensure the effectiveness of risk models and risk policies, we also run a back-test program to test the significance, stability and accuracy of risk assessment models and variables on a daily basis. Our well-established pre-loan assessment, post-loan monitoring and delinquent loan management mechanisms enable us to expand our business scale prudently. Benefiting from our stringent credit assessment procedures and exceptional risk management capability, we are able to optimize our risk assessment models and increase the quality of our new loans. As a result, we have been able to maintain a stable M3+ overdue ratio, which was 0.8% as of June 30, 2019, while we significantly expanded the outstanding balance of auto financing transactions we facilitated to RMB21.9 billion as of the same date.

Our ability to effectively identify and acquire a large number of prime consumers in used car transactions and provide effective credit assessment and risk management services is particularly attractive to financial institutions seeking to expand into the rapidly growing used car financing market in China. We have continually expanded our cooperation with financial institutions in recent years. The amount of auto financing transactions we facilitated with financial institutions increased by 106.9% from RMB7.0 billion in 2017 to RMB14.5 billion in 2018, and increased by 68.8% from RMB5.4 billion in the six months ended June 30, 2018 to RMB9.1 billion in the six months ended June 30, 2019. We have a diversified roster of financial institution partners, including internet banks, large national banks and joint stock banks. We have strengthened relationships with reputable financial institutions that offer higher lines of credit and lower interest rates to customers. The average annualized interest rate charged by our funding partners decreased from 9.1% in 2017 to 8.4% in the six months ended June 30, 2019. As we collaborate exclusively with institutions, instead of retail investors, we are able to significantly reduce our compliance risk compared to other consumer financing service platforms.

Our value proposition to car buyers. We focus on enabling prime consumers to access used car loans from financial institutions. Our financing solutions make car ownership accessible to more customers and help them upgrade their cars. We provide them a fast, convenient and simple transaction experience by accelerating credit decision and funding, while also offering value-added services, such as insurance solutions and auto accessories.

Our value propositions to business partners:

•

Automotive dealers. We broaden their customer base by offering seamless and fast financing solutions to prime consumers, enabling dealers to not only sell more cars but also sell more expensive cars. As such, we help dealers grow business, accelerate inventory turnover as well as improve customer experience. Furthermore, our value-added services enable dealers to grow their revenues by earning commissions.

•

Funding partners. We enable our funding partners, particularly financial institutions, to acquire a large number of prime consumers in an efficient manner and expand into the used car financing market in China.

•

Other partners. We attract a wide variety of partners to our platform such as insurance companies and auto device manufacturers by cross-selling our customers various value-added services and products, including automotive and life insurance policies as well as personal loans to form a comprehensive ecosystem.

The increasing number of participants in our ecosystem has created a significant network effect. The increased number of car buyers enables us to refine our risk assessment models through more transaction data. Our stronger risk assessment capabilities enable us to collaborate with more reputable financial institutions, which in turn reduces the interest rate of our auto financing solutions. This in turn increases the attractiveness of our financing solutions and enables us to serve more car buyers and dealers. We believe this forms a virtuous cycle which brings benefits to all participants in our ecosystem.

We facilitated 175,796 and 233,291 auto financing transactions in 2017 and 2018, respectively, representing an increase of 32.7%, and 95,700 and 128,793 auto financing transactions in the six months ended June 30, 2018 and 2019, respectively, representing an increase of 34.6%. The outstanding balance of auto financing transactions we facilitated was RMB21.9 billion as of June 30, 2019, representing an increase of 18.0% from December 31, 2018.

We derive revenue primarily through used car loan facilitation. Our total net revenues grew to RMB1,656.4 million in 2018, representing an increase of 91.1% from 2017. Our net income was RMB318.5 million in 2018, compared to a net loss of RMB358.5 million in 2017.

Our Strengths

We believe the following strengths contribute to our success and reinforce our market-leading position:

•	first-mover in an immense, fast-growing and underserved market;

•	extensive offline salesforce with targeted and cost-effective customer acquisition;

•	diversified and scalable institutional funding with improving funding costs;

•	attractive user base with strong life-time monetization opportunity;

•	proprietary and accurate credit risk assessment with proven results;

•	superior user experience supported by a highly automated technology platform; and

•	experienced management team and strong shareholder support.

Our Strategies

We seek to continue to redefine used car loan experience in China. We plan to pursue the following strategies to achieve our goal:

•	geographic and customer segment expansion;

•	further diversify funding sources and improve funding terms;

•	continue to invest into data and technology;

•	expand products and services offerings to car buyers; and

•	continue to pursue strategic alliances, investments and acquisitions.

Our Challenges

Our business and successful execution of our strategies are subject to certain challenges, risks and uncertainties including:

•	our limited operating history in an emerging and fast growing market;

•	our ability to effectively manage our growth, control our expenses and implement our business strategies;

•	our ability to attract prospective car buyers by providing a differentiated and superior customer experience;

•	our ability to successfully expand and maintain and effectively manage relationships with our network of dealers;

•	our reliance on a limited number of financial institutions and other funding partners to fund the auto financing transactions we facilitate;

•	our ability to maintain low overdue ratios for financing transactions we facilitate, as we guarantee such financing transactions and therefore bear credit risk;

•	the amount of service fees for our auto financing facilitation services; and

•	the growth of the Chinese auto financing market in general, and the used car financing market in particular.

In addition, we face risks and uncertainties related to our corporate structure and regulatory environment in China, including:

•	further changes and interpretation of laws and regulations governing the auto financing market in the PRC;

•	risks associated with our control over our consolidated variable interest entity, or VIE, in China, which is based on contractual arrangements rather than equity ownership; and

•	changes in the political and economic policies of the PRC government.

Our History and Corporate Structure

We commenced our auto financing business in 2014, and we used to operate within Meili Finance Holdings Limited, or Meili Finance. We undertook a restructuring in 2017 to spin off from Meili Finance and strengthen our positioning as an auto financing solutions provider. In connection with the restructuring, subsidiaries of Meili Finance that engaged in the auto financing business were transferred to Meili Auto Holdings Limited, or Meili Auto, which was established in June 2017 as our current ultimate holding company. In addition, the shareholders of Meili Finance received shares of Meili Auto in proportion to the shares they held in Meili Finance. We conduct our business through our wholly foreign owned enterprises and consolidated VIE in China.

The following diagram illustrates our corporate structure with our principal subsidiaries, consolidated VIE and its subsidiaries as of the date of this prospectus. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%. The relationships among Meili Auto (Beijing) Internet Technology Co., Ltd., or Meili Beijing and Beijing Feima Changyou Information Technology Co., Ltd., or Beijing Feima, as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)

Its five subsidiaries include Liyun Automobile Consulting Services (Shanghai) Co., Ltd. (PRC), Hangzhou Junkai Automobile Trade Co., Ltd. (PRC), Wuhan Feima Information Technology Co., Ltd. (PRC), Shanghai Xiefang Information Technology Co., Ltd. (PRC) and Xinjiang Meili Auto Information Technology Co., Ltd. (PRC). These subsidiaries are 100% held by Huachang. Huachang and its subsidiaries primarily engage in the facilitation of auto financing transactions.

(2)

Beijing Feima’s subsidiary is Meili Auto Alliance (Beijing) Information Technology Co., Ltd. (PRC), which is 85% held by Beijing Feima. We plan to engage in value-added online services through Beijing Feima.

Our Corporate Information

Our principal executive offices are located at 20/F, Greenland Building, Wangjing Hongtai Dong Street, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +86-10-8303-0999. Our registered office in the Cayman Islands is located at the offices of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1-345-745-5100. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above.

Our main website is www.mljr.com, and the information contained on this website is not a part of this prospectus. Our agent for service of process in the United States is [Cogency Global Inc., located at 10 East 40th Street, 10th Floor, New York, N.Y. 10016].

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than US$1,070,000,000 in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, related to the assessment of the effectiveness of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, our operating results and financial positions may not be comparable to the operating results and financial positions of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

We are also a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, we are permitted to follow the corporate governance practices of our home country, which is the Cayman Islands, in lieu of the NYSE corporate governance standards applicable to U.S. domestic companies. For example, we are not required to have a majority of the board be independent nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. We intend to continue to follow our home country’s corporate governance practices as long as we remain a foreign private issuer. As a result, you may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to NYSE corporate governance requirements. As a foreign private issuer, we are also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules.

Conventions that apply to this prospectus

Unless we indicate otherwise, references in this prospectus to:

•	“ADSs” are to American depositary shares, each of which represents Class A ordinary shares;

•	“amount of auto financing transactions” are to the principal amount of auto financing transactions we facilitated in a specified period;

•	“CAGR” are to compound annual growth rate;

•	“car” are to wheeled motor vehicles used for transporting less than nine passengers, such as sedans, crossover vehicles, multiple-purpose vehicles and sport utility vehicles;

•	“Car PARC” are to the total number of cars in operation in a specified region;

•

“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•	“dealers” are to points of sale that engage in retail automobile transactions;

•	“exposure at risk” are to the amount of outstanding principal of specified auto financing transactions as of a specified date;

•

“KS ratio” are to an indicator for measuring the performance of classification models and is used to assess a model’s ability of distinguishing risks. Typically the higher the KS ratio, the stronger the ability of such model to distinguish risks (i.e. to distinguish creditworthy borrowers from those with high credit risks);

•

“M1+ overdue ratio” are to (i) exposure at risk relating to auto financing transactions for which any installment payment is 31 or more calendar days past due as of a specified date, excluding amounts of principal that have been charged off, divided by (ii) exposure at risk relating to all auto financing transactions which remain outstanding as of such date, excluding amounts of principal that have been charged off;

•

“M3+ overdue ratio” are to (i) exposure at risk relating to auto financing transactions for which any installment payment is 91 or more calendar days past due as of a specified date, excluding amounts of principal that have been charged off, divided by (ii) exposure at risk relating to all auto financing transactions which remain outstanding as of such date, excluding amounts of principal that have been charged off;

•	“OEMs” are to automotive original equipment manufacturer;

•

“ordinary shares” prior to the completion of this offering are to our ordinary shares, par value US$0.0001 per share, and upon and after the completion of this offering are to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•	“preferred shares” are to our Series A-1, Series A-2, Series B-1 and Series B-2 convertible redeemable preferred shares, par value US$0.0001 per share;

•	“registered dealers” are to dealers who are eligible to refer car buyers to our company;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“tier-one cities” are to Beijing, Shanghai, Guangzhou and Shenzhen;

•

“tier-two cities” are to Tianjin, Chongqing, Harbin, Changchun, Shenyang, Hohhot, Shijiazhuang, Urumchi, Lanzhou, Xining, Xi’an, Yinchuan, Zhenzhou, Jinan, Taiyuan, Hefei, Changsha, Wuhan, Nanjing, Chengdu, Guiyang, Kunming, Nanning, Lhasa, Hangzhou, Nanchang, Fuzhou, Haikou, Qingdao, Dalian, Ningbo and Xiamen;

•

“tier-three cities” are to Suzhou, Dongguan, Wuxi, Foshan, Wenzhou, Changzhou, Quanzhou, Yantai, Jiaxing, Nantong, Jinhua, Zhuhai, Huizhou, Xuzhou, Shaoxing, Zhongshan, Taizhou, Weifang, Baoding, Zhenjiang, Yangzhou, Guilin, Tangshan, Sanya, Huzhou, Langfang, Luoyang, Weihai, Yancheng, Linyi, Jiangmen, Shantou, Taizhou, Zhangzhou, Handan, Jining, Wuhu, Zibo, Liuzhou, Mianyang, Zhanjiang, Anshan, Ganzhou, Daqing, Yichang, Baotou, Xianyang, Qinhuangdao, Zhuzhou, Putian, Jilin, Huaian, Zhaoqing, Ningde, Hengyang, Nanping, Lianyungang, Dandong, Lijiang, Jieyang, Yanbian, Zhoushan, Jiujiang, Longyan, Cangzhou, Fushun, Xiangyang, Shangrao, Yingkou,

Sanming, Bengbu, Lishui, Yueyang, Qingyuan, Jingzhou, Tai’an, Quzhou, Panjin, Dongying, Nanyang, Ma’anshan, Nanchong, Xiaogan and Qiqihar;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“VIE” are to variable interest entity; and

•	“we,” “us,” “our company” and “our” are to Meili Auto Holdings Limited, its consolidated VIE and their respective subsidiaries, as the context requires.

Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude (i) ordinary shares issuable upon the exercise of outstanding options with respect to our ordinary shares under our share incentive plan and (ii) assumes that the underwriters will not exercise their over-allotment option to purchase additional ADSs.

The offering

Price per ADS	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs Offered by Us	ADSs

ADSs Outstanding Immediately After This Offering	ADSs (or ADSs if the underwriters exercise in full the over-allotment option).

Ordinary Shares Outstanding Immediately After This Offering	Class A ordinary shares and Class B ordinary shares (or Class A ordinary shares and Class B ordinary shares if the underwriters exercise in full the over-allotment option).

The ADSs	Each ADS represents Class A ordinary shares.

The depositary will be the holder of the Class A ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the Class A ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We and the depositary may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Ordinary Shares

Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares upon the completion of this offering. In respect of all matters subject to a shareholder’s vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to                  votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares. See “Description of Share Capital” for more information.

Over-Allotment Option	We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Use of Proceeds	We estimate that we will receive net proceeds of approximately US$ million from this offering, assuming an initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us.

We anticipate using the net proceeds of this offering for (i) expansion of loan facilitation services, (ii) investment in research and development and (iii) general corporate purposes.

See “Use of Proceeds” for more information.

Lock-up	We, our directors, executive officers, all of our existing shareholders [and certain holders of our share options] have agreed with the underwriters not to sell, transfer or dispose of any ADSs, Class A ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

[Directed Share Program]	[At our request, the underwriters have reserved up to % of the ADSs being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees, business associates and related persons. The sales will be made by , an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs. Certain participants may be subject to the lock-up agreements as described in “Underwriting—Directed Share Program” in this prospectus.]

Listing	We have applied to list the ADSs on the NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Proposed NYSE Trading Symbol

Payment and settlement	The underwriters expect to deliver the ADSs against payment on , 2019, through the facilities of the Depositary Trust Company, or DTC.

Depositary

The total number of ordinary shares that will be outstanding immediately after this offering will be                  Class A ordinary shares and                 Class B ordinary shares, which is based upon (i) the designation of all ordinary shares beneficially owned by                  into                  Class B ordinary shares on one-for-one-basis upon the completion of this offering; (ii) the designation of all of the remaining outstanding ordinary shares and the automatic conversion of all our outstanding convertible redeemable preferred shares in                  Class A ordinary shares on a one-for-one-basis upon the completion of this offering; and (iii)                  Class A ordinary shares issued in connection with this offering (assuming the underwriters do not exercise their option to purchase additional ADSs), but exclude:

•	ordinary shares issuable upon the exercise of outstanding share options under our equity incentive plan; and

•	ordinary shares reserved for future issuance under our equity incentive plan.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of comprehensive (loss)/income data and summary consolidated statements of cash flows data for the years ended December 31, 2017 and 2018 and summary consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States, or the U.S. GAAP. Our historical results are not necessarily indicative of results to be expected for any future period. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

Summary Consolidated Statements of Comprehensive (Loss)/Income Data

	Year Ended December 31,
	2017		2018
	RMB	%	RMB	%
	(in thousands, except for percentages)
Net Revenues:
Loan facilitation revenue	294,415	34.0	805,779	48.6
Value-added services revenue	92,130	10.6	232,003	14.0
Net financing income	364,178	42.0	319,741	19.3
Other revenues	115,956	13.4	298,835	18.1

Total net revenues	866,679	100.0	1,656,358	100.0
Cost of revenues	(208,549)	(24.1)	(396,707)	(24.0)

Gross profit	658,130	75.9	1,259,651	76.0

Provision for loans and advances	(373,608)	(43.1)	(238,964)	(14.4)

Total gross profit after provision for loans and advances	284,522	32.8	1,020,687	61.6
Operating expenses:
Sales and marketing	(481,525)	(55.6)	(565,979)	(34.2)
General and administrative	(105,303)	(12.2)	(145,497)	(8.8)
Research and development	(72,296)	(8.3)	(119,609)	(7.2)
Gains from guarantee liabilities	2,126	0.2	122,130	7.4

Total operating expenses	(656,998)	(75.8)	(708,955)	(42.8)

(Loss)/income from operations	(372,476)	(43.0)	311,732	18.8
Interest expense, net	(11,525)	(1.3)	(5,736)	(0.3)
Foreign exchange (losses)/gains	(224)	(0.0)	6,393	0.4
Gains on disposal of subsidiary	25,156	2.9	—	—
Other income, net	2,289	0.3	12,547	0.8

(Loss)/income before income tax expense	(356,780)	(41.2)	324,936	19.6
Income tax expense	(1,723)	(0.2)	(6,471)	(0.4)

Net (loss)/income	(358,503)	(41.4)	318,465	19.2

Summary Consolidated Balance Sheets Data

	As of December 31,
	2017	2018
	RMB	RMB
	(in thousands)
Cash and cash equivalents	210,982	78,761
Restricted cash	99,748	781,869
Short-term investments	7,800	—
Total loans and advances, net	7,373,733	4,281,646
Total assets	8,097,110	5,883,592
Short-term borrowings	55,450	20,100
Total payable to funding partners	6,216,836	3,902,714
Guarantee liabilities	172,701	336,506
Total liabilities	8,830,971	5,574,797
Mezzanine equity	699,717	2,264,477
Total shareholders’ deficit	(1,433,578)	(1,955,682)

Summary Consolidated Statements of Cash Flows Data

	Year Ended December 31,
	2017	2018
	RMB	RMB
	(in thousands)
Net cash generated from operating activities	36,710	419,463
Net cash (used in)/generated from investing activities	(3,730,012)	2,853,316
Net cash generated from/(used in) financing activities	3,858,915	(2,720,386)
Cash and cash equivalents, restricted cash at the beginning of the year	144,543	310,730
Cash and cash equivalents, restricted cash at the end of the year	310,730	860,630

Key Operating Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

	As of/for the Year Ended December 31,		As of/for the Six Months Ended June 30,
	2017	2018	2018	2019
Amount of auto financing transactions (RMB in thousands)	10,944,544	15,273,061	6,062,021	9,118,351
Outstanding balance of auto financing transactions (RMB in thousands)	11,435,490	18,546,772	13,889,783	21,880,665
Number of auto financing transactions	175,796	233,291	95,700	128,793
Number of registered dealers	34,316	63,329	43,595	74,918
M1+ overdue ratio (%)	1.3	1.3	1.5	1.6
M3+ overdue ratio (%)	0.7	0.7	0.9	0.8
Percentage of credit decisions made automatically (%)	19.0	53.1	41.5	71.0

Non-GAAP Financial Measure

We use adjusted net (loss)/ income, which is an non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net (loss)/ income represents net loss or income before share-based compensation expenses and impairment of goodwill. We believe that such non-GAAP financial measure helps identify underlying trends in our business that could otherwise be distorted by the effects of share-based compensation expenses and impairment of goodwill. We believe that such non-GAAP financial measure also provides useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. It should not be considered in isolation or construed as alternatives to net loss or income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measures, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measure differently, limiting its usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of the non-GAAP financial measure for the periods indicated:

	Year ended December 31,
	2017	2018
	RMB	RMB
	(in thousands)
Net (loss)/income	(358,503)	318,465
Add: Share-based compensation expenses	2,803	8,618
Add: Impairment of goodwill	7,044	—

Adjusted net (loss)/income	(348,656)	327,083

RISK FACTORS

An investment in the ADSs involves significant risks. You should carefully consider all the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of the ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We have a limited operating history in an emerging and fast growing market. Our historical financial and operating performance may not be indicative of our future prospects and results of operations.

We launched our business in 2014 and have a limited operating history. The PRC auto financing market is relatively new and at an early stage of development. We may not have sufficient experience to address the risks to which companies operating in new or rapidly evolving markets may be exposed. As part of our business, we provide financing and other services to various participants in the auto transaction value chain, including dealers, funding partners, car buyers and other industry participants. We have limited experience in most aspects of our business operation, such as car buyer engagement, data-driven risk management and the development of long-term relationships with business partners, such as dealers and funding partners. The laws and regulations governing the auto financing market in the PRC remain at a nascent stage and subject to further changes and interpretation. While the financing market is growing faster for used cars than new cars in China, it is uncertain whether this trend will continue or will not be reversed. Furthermore, a decline in new car sales could adversely affect the supply of used cars in the future. As the market, the regulatory environment or other conditions evolve, our existing services and business model may not continue to deliver the expected business results. We may introduce new services and make adjustments to our existing services, business model and various aspects of our operations. Any significant change to our services, business model and operations we may implement in the future may not be able to achieve our intended results and may have a material and adverse impact on our business and results of operations.

As a result, while we have achieved significant growth in the past few years, there is no assurance that we will continue to grow at the same rate or at all. Our historical financial and operating performance may not be indicative of our future prospects and results of operations. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly-evolving market in which we operate and our limited operating history.

We may not be able to effectively manage our growth, control our expenses or implement our business strategies, in which case we may be unable to maintain high quality services or compete effectively.

We experienced a period of rapid growth and expansion, which placed significant strain on our management and resources. We derive revenue primarily through used car loan facilitation. Our total net revenues grew to RMB1,656.4 million in 2018, representing an increase of 91.1% from 2017. There can be no assurance that our level of revenue growth and profitability can or will be sustainable or achieved at all in the future. We believe that our growth and expansion will depend on our ability to expand and continually improve our services, expand our revenue sources, attract car buyers, collaborate with additional financial institutions, retain and expand our dealer networks, capture growth opportunities in new geographical regions, implement our marketing strategies and compete against our existing and future competitors. There can be no assurance that we will achieve any of the above.

To manage our growth and expansion and maintain profitability, we anticipate that we will need to continually improve and upgrade our operational and financial systems, procedures and controls, including improving our technology infrastructure as well as accounting and other internal management systems. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with business partners and car buyers. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. Our further expansion may divert our management, operational or technological resources from our existing business operations. In addition, our expansion may require us to penetrate into new geographical regions, where we may have difficulties in satisfying local market demands and regulatory requirements. We cannot assure you that we will be able to successfully maintain our growth rate or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business, financial condition, results of operations and future prospects.

Our success depends on our ability to attract prospective car buyers. If we fail to provide a differentiated and superior customer experience, the size of our customer base and the number of financing transactions we facilitate could decline.

The number of auto financing transactions we facilitated increased from 175,796 in 2017 to 233,291 in 2018, and increased from 95,700 for the six months ended June 30, 2018 to 128,793 for the six months ended June 30, 2019. The growth of our auto financing business depends on our ability to attract prospective car buyers. In order to expand our car buyer base, we must continue to invest significant resources in the improvement of our services and solutions and the development of new solutions and services as well as building and strengthening relationships with funding partners, dealers and other business partners. Our ability to successfully launch, operate and expand our solutions and services and to improve user experience to attract prospective car buyers depends on many factors, including our ability to anticipate and effectively respond to changing interests and preferences of car buyers, anticipate and respond to changes in the competitive landscape, and develop and offer solutions and services that address the needs of car buyers. If our efforts in these regards are unsuccessful, our customer base, and the number of financing and other transactions we facilitate for them, may not increase at the rate we anticipate, or at all. As a result, our business, prospects, financial condition and results of operations may be materially and adversely affected.

In order to attract car buyers, we must also devote significant resources to enhancing user experience on an ongoing basis. We must continually enhance our speed for processing credit applications without compromising our risk management function. If we fail to provide superior customer service or address complaints of car buyers in a timely manner, we may fail to attract prospective car buyers to use our solutions and services, the number of financing transactions we facilitate may decline. In the meantime, we also seek to cross-sell new solutions and services to car buyers, such as insurance policies. However, there can be no assurance that we will be able to achieve such objective.

We may not be able to successfully expand or maintain or effectively manage relationships with our network of dealers.

We rely on our extensive dealer network to engage prospective car buyers across China. As of June 30, 2019, our dealer network comprised approximately 75,000 dealers across over 300 cities, accounting for 30 of all 31 provinces in mainland China. We plan to expand our dealer network, including by further penetrating our existing markets and expanding our geographic coverage. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand our dealer network into other parts of China. Furthermore, our efforts to expand into new geographical markets and attract new dealers may impose considerable burden on our sales, marketing and general managerial resources. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our results of operations may be materially and adversely affected.

Our relationships with dealers are not exclusive, and they are not obligated to refer any car buyers to us. There can be no assurance that they will maintain their level of business with us or at all. Dealers may find the amount of commissions offered in connection with our auto financing solutions to be unattractive. Our relationships with dealers may also be affected by various factors that are beyond our control, including the decrease in popularity of the car models offered by our dealers. A decrease in the number of car buyers referred by our dealers could materially and adversely affect our business, financial condition and results of operations.

We rely on a limited number of financial institutions to fund the auto financing transactions we facilitate. Any adverse change in our relationships with such financial institutions may materially and adversely impact our business and results of operations.

We rely on a limited number of financial institutions to fund financing transactions to car buyers. As of June 30, 2019, we collaborated with seven financial institutions. For the six months ended June 30, 2019, the amount of financing transactions we facilitated was RMB9.1 billion, 99.9% of which was funded by financial institutions, and the remainder was funded by our own capital. The availability of funding from financial institutions depends on many factors, some of which are out of our control. Financial institutions may find our services, such as car buyer engagement or risk management, to be ineffective. In addition, regardless of our risk management efforts, financing transactions we facilitate may nevertheless be considered riskier and may have a higher overdue ratio than financing transactions funded to car buyers with more established credit histories by traditional financial institutions.

We have relied on, and we may continue to rely on, two financial institutions to arrange funding for a substantial portion of financing transactions we facilitate. In 2017, 2018 and the six months ended June 30, 2019, 37.3%, 75.6% and 65.6% of the amount of financing transactions we facilitated were funded by our largest funding partner, respectively. In 2017, 2018 and the six months ended June 30, 2019, 15.3%, 14.3% and 21.8% of the amount of financing transactions we facilitated were funded by our second largest funding partner, respectively. There can be no assurance that we will be able to rely on these two financial institutions or other funding partners in the future. For example, these financial institutions may decide to reduce the amount that they will fund or increase the borrowing costs to car buyers for financing transactions we facilitate in the future or discontinue such funding altogether. While we endeavor to increase the number of financial institutions and other funding partners to collaborate with us, there can be no assurance that we will be successful in this regard. Given our current dependence on a relatively small number of financial institutions, if any such financial institution determines not to collaborate with us or limits the funding that is available for financing transactions we facilitate, or if any such financial institution encounters liquidity issue in general, our business, financial condition and results of operations may be materially and adversely affected.

In addition, certain funding partners with which we collaborate have limited operating history in auto financing. Our ability to collaborate with financial institutions and other funding partners may become subject to new regulatory limitations, as the laws and regulations governing the auto financing market and the finance industry in the PRC in general continue to evolve. We may from time to time experience constraints as to the availability of funds from our funding partners, especially as our business continues to grow and the need for funding increases. Such constraints may affect user experience, including by limiting our ability to facilitate financing transactions. Such limitations may also restrain the growth of our business. Any prolonged constraint as to the availability of funds from financial institutions and other funding partners may also harm our reputation or result in negative perception of the services we offer, thereby decreasing the willingness of prospective car buyers to seek auto financing solutions facilitated by us or the willingness of dealers and other business partners to collaborate with us.

The laws and regulations governing the auto financing market in the PRC are subject to further changes and interpretation. If our business practices or the business practices of third parties that we collaborate with are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.

Our business may be subject to a variety of laws and regulations in the PRC governing the auto and finance industries in general, and the auto financing market in particular. The application and interpretation as to certain of these laws and regulations are currently ambiguous, and may be interpreted and administered inconsistently between the different government authorities and local bureaus. The PRC government may also implement measures to control credit supply, which would affect the auto financing market.

Our wholly owned subsidiary in China, Huachang Finance Lease (China), Co., Ltd., or Huachang, has received the approval to engage in the financial lease business. After a credit application is approved by us as well as the relevant financial institution, we pre-finance the car purchase in the form of a financial lease to enhance user experience. The financial institution then extends a loan to the car buyer. If the PRC government tightens regulatory framework for the auto and finance industries in the future, and subject industry participants such as our company or our funding partners to new or specific requirements (including without limitation, capital requirements, licensing requirements and geographical restrictions), our business, financial condition and prospects could be materially and adversely affected. Compliance with existing and future rules, laws and regulations can be costly and if our practice is deemed to violate any existing or future rules, laws and regulations, we may face injunctions, including orders to cease non-compliant activities, and may be exposed to other penalties as determined by the relevant government authorities as well.

The Office of the Leading Group for Specific Rectification against Online Finance Risks and the Office of the Leading Group for Specific Rectification against P2P Online Lending Risks jointly issued the Circular on Regulating and Rectifying Cash Loan Business on December 1, 2017, or Circular 141. There is still uncertainty as to the interpretation and application of the requirements in Circular 141. The opening paragraph of Circular 141 states, in relevant parts, that while the growth of cash loan business “has helped certain groups in society satisfy their needs for normal consumption credit to a certain extent, it has created several significant problems including, among other things, over-borrowing, repetitive credit approvals, improper collection practice, excessively high interest rates and intrusions on personal privacy, posing relatively large financial risk and societal risk.” While this statement suggests that the regulatory authorities are primarily concerned about abuses in the cash loan industry, it is uncertain whether any requirements in Circular 141 may be applicable to the auto financing market. As of the date of this prospectus, we have not received any notice from a relevant regulatory authority that requires us to abide by Circular 141. Among other things, Circular 141 provides restrictions on banks’ collaboration with third parties in cash loan business. Pursuant to Circular 141, a bank may not outsource its core business functions, such as credit assessment and risk management, to third parties. Circular 141 also prohibits a bank participating in loan facilitation transactions from accepting credit enhancement services from a third party which has not obtained any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks. In addition, a bank may not permit its third-party partner in cash loan business to collect interest or fees from borrowers. In connection with our auto financing facilitation business, we provide credit assessment service to financial institutions and other funding partners to assist them in making ultimate credit decisions. Under our arrangements with certain financial institutions and other funding partners, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. In addition, we charge car buyers service fees for facilitating auto financing transactions. If the relevant regulatory authorities determine that Circular 141 is applicable to the auto financing market, and our business is deemed to be in violation of Circular 141, we could be subject to penalties and/or be required to significantly change our business model.

We may be deemed to operate financing guarantee business without required approval by PRC regulatory authorities, which may subject us to various penalties, and adversely affect our business and access to funding.

The State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, on August 2, 2017, which became effective on October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government authority, and unless otherwise stipulated, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law.

On April 2, 2018, China Banking and Insurance Regulatory Commission, together with several other governmental authorities, jointly adopted (i) the Administrative Measures for the Financing Guarantee Business Permit, (ii) Measures for Measuring the Outstanding Amount of Financing Guarantee Liabilities, (iii) Administrative Measures for the Asset Percentages of Financing Guarantee Companies and (iv) Guidelines on Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies, or the Four Supporting Measures of the Financing Guarantee Rules, which further stipulate that “financing guarantee business” under the Four Supporting Measures of the Financing Guarantee Rules, among other things, includes “guarantee business related to loans,” which refers to the activities whereby a guarantor provides guarantee for loans, online lending, financial leasing, commercial factoring, bill acceptance, letters of credit or other forms of debt financing.

Due to the lack of further interpretations of the Four Supporting Measures of the Financing Guarantee Rules, the exact scope and application of “operating financing guarantee business” under such regulations are still unclear. It is uncertain whether we would be deemed to operate financing guarantee business because of our current arrangements with certain financial institutions. Furthermore, pursuant to Circular 141, a bank participating in loan facilitation transactions may not accept credit enhancement service from a third party which has not obtained any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks. For financing transactions funded by our funding partners, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. If the relevant regulatory authorities determine that such prohibition is applicable to the financing transactions we facilitate, we may be required to either cease bearing credit risk as part of our arrangements with the relevant financial institutions or obtain approval or license for financing guarantee business. If we were unable to satisfy either requirement, we may no longer be able to collaborate with the relevant financial institutions, or become subject to penalties, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

If we are unable to maintain low overdue ratios for financing transactions we facilitate, our business and results of operations may be materially and adversely affected. Historical overdue ratios for financing transactions we facilitated may not be indicative of future results.

We may not be able to maintain low overdue ratios for financing transactions we facilitate, and such overdue ratios may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual car buyers. M3+ overdue ratios for all financing transactions which we facilitated and remained outstanding were 0.7%, 0.7% and 0.8% as of December 31, 2017 and 2018 and June 30, 2019. However, we cannot assure you that we will be able to maintain low overdue ratios in the future or that the historical overdue ratio is indicative of the future credit performance of financing transactions that we facilitate. Overdue ratios for financing transactions we facilitate may deteriorate over time or as our business volume expands.

At the early stage of a car buyer’s delinquency, we are obligated to make the overdue payment to the relevant financial institutions. If a car buyer has been delinquent for a longer period of time as specified in the relevant agreement, we are obligated to purchase the relevant financing receivables from the financial institutions. As assurance of our obligations, we provide a security deposit that typically equals to a percentage of the outstanding balance or the amount of the loans provided by the financial institutions to car buyers referred by us. Payment of such security deposit diverts capital that could otherwise be used to fund our operations.

Furthermore, the security deposit may not be sufficient to cover our payment or purchase obligations to the funding partners. If overdue ratio increases, we may be required to spend additional amount of working capital to fulfill our obligations to the funding partners. If we fail to fulfill such obligations in a timely manner or at all, our business relationships with the relevant funding partners would be harmed, which could materially and adversely affect our ability to secure funding from them at competitive costs or at all. Such arrangement also subjects us to credit risks of the car buyers. We may not be able to recover the amounts we pay to the funding partners in connection with car buyer defaults from the relevant car buyers. Any of the above could have a material adverse effect on our results of operation and financial position.

We maintain an allowance for loans and advances and guarantee liabilities that we believe is appropriate to provide for probable losses inherent in our on-balance sheet loans and off-balance sheet loans, respectively. The determination of allowance for loans and advances and guarantee liabilities inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which are subject to change. Changes in economic conditions affecting borrowers, new information regarding the loans we facilitated, and other factors, both within and outside of our control, may require an increase in the allowance for loans and advances and/or recognition of losses from guarantee liabilities. If net charge-offs in future periods exceed the allowance for loans and advances, we will need to make additional provisions to increase the allowance for loans and advances. Similarly, if the expected credit loss on off-balance sheet loans is higher than the guarantee liabilities we initially record at inception, we will need to increase guarantee liabilities by recognizing losses from guarantee liabilities.

The service fees for our auto financing facilitation services may decline in the future, and any material decrease in such service fees could harm our business, financial condition and results of operations.

We generate most of our revenue from auto financing facilitation services provided to car buyers. Any material decrease in our service fees from auto financing facilitation services would have a substantial impact on our revenue and profit margin. The service fees we charge car buyers could be affected by a variety of factors, including the competitive landscape of the auto financing market and regulatory requirements. Our service fees from car buyers may also be affected by a change over time in the mix of the types of services we offer. Our competitors may also offer lower service fees, which may require us to reduce our service fees to compete effectively.

In addition, our service fees are sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the credit markets, changes in market interest rates, global economic downturns, unemployment and fiscal and monetary policies. For example, if prevailing market interest rates decline and we do not sufficiently lower our service fees and keep our fees competitive in such instances, car buyers may decide not to utilize our services because of our less competitive service fees and may take advantage of lower service fees offered by other companies, and our ability to attract and engage prospective car buyers as well as our competitive position may be severely undermined. On the other hand, if prevailing market interest rates increase, car buyers would be less likely to finance car purchases with credit or we may need to reduce our service fees to mitigate the impact of increased interest rates. In the event that the amount of service fees we charge car buyers decrease significantly in the future and we are not able to adopt any cost control initiatives, our business, financial condition and results of operations would be materially and adversely affected.

Uncertainties relating to the growth of the Chinese auto financing market in general, and the used car financing market in particular, could adversely affect our business and results of operations.

We generate substantially all of our revenue from service fees for auto financing facilitation services. As a result, the amount of revenue is affected by the development of the auto industries, and in particular the auto financing market, in China. The long-term viability and prospects of various auto financing models in China remain relatively untested. As such, demand for our solutions and services and our future results of operations will depend on numerous factors affecting the development of used car financing market in China, which may be beyond our control. These factors include:

•	the growth in car ownership and the rate of any such growth;

•	changes in car buyer demographics, tastes and preferences;

•	changing financing behavior of car buyers;

•	the selection, price and popularity of used cars offered by car dealers; and

•	whether alternative channels or business models that better address the pain points of used car transactions emerge in China.

China’s new car sales volume generally increased from 2008 to 2017, but experienced a drop in 2018. On the other hand, the used car market is expected to grow at a CAGR of 19.2% from 2019 to reach 22.4 million unit sales by 2023, according to the Frost & Sullivan Report. A general decline in the use of and demand for cars, or any failure by us to adapt our solutions and services and maintain and improve the experience of various business partners and car buyers as to our solutions and services in response to new trends and requirements, may adversely affect our results of operations and business prospects.

Government policies on car purchases and ownership may have a material effect on our business due to their influence on consumer behaviors. In August 2014, several PRC governmental authorities jointly announced that from September 2014 to December 2017, purchases of new energy cars designated on certain catalogs will be exempted from the purchase taxes. In April 2015, several PRC governmental authorities also jointly announced that from 2016 to 2020, purchasers of new energy cars designated on certain catalogs will enjoy subsidies. In December 2016, relevant PRC governmental authorities further adjusted the subsidy policy for new energy cars. We cannot predict whether government subsidies will remain in the future or whether similar incentives will be introduced, and if they are, their impact on auto retail transactions in China. Auto retail transactions may decline significantly upon expiration of the existing government subsidies if consumers have become used to such incentives and delay purchase decisions in the absence of new incentives. If auto retail transactions indeed decline, our revenues may decrease and our results of operations may be materially and adversely affected.

Some local governmental authorities also issued regulations and relevant implementation rules in order to control urban traffic and the number of cars within particular urban areas. For example, local Beijing governmental authorities adopted regulations and relevant implementing rules in December 2010 to limit the total number of license plates issued to new car purchases in Beijing each year. Local Guangzhou governmental authorities also announced similar regulations, which came into effect in July 2013. There are similar policies that restrict the issuance of new license plates in Shanghai, Tianjin, Hangzhou, Guiyang and Shenzhen. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. In October 2013, the Beijing government issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s auto industry, which in turn may have a material adverse impact on our business.

We operate in a market where the credit infrastructure development is still in its infancy. Information that we receive from third parties concerning car buyers may be outdated, incomplete or inaccurate, which may compromise the accuracy of our credit assessment.

China’s credit infrastructure development is still in its infancy. The Credit Reference Center established by the People’s Bank of China, or the PBoC, in 2002 has been the only personal credit reporting system in China. This centrally managed nationwide credit database operated by the Credit Reference Center only records limited credit information, such as tax payments, civil lawsuits, foreclosures and bankruptcies. Moreover, this credit database is only accessible to banks and a limited number of market players authorized by the Credit Reference Center, including us, and does not support sophisticated credit scoring and assessment. In 2015, the PBoC announced that it would open the credit reporting market to private sectors with a view to spurring competition and innovation, but it may be a long-term process to establish a widely-applicable, reliable and sophisticated credit infrastructure in the market we operate.

While our direct, real-time, and officially authorized read-and-write access to the consumer credit database of the Credit Reference Center offers us certain competitive advantages, if our access to this system is hindered, suspended or terminated, even briefly or to a limited extent or for a short period, the data analytics for our credit assessment may be impaired, causing our credit assessment to become inaccurate, and therefore our reputation, business and results of operation may suffer.

For the purpose of credit assessment, we also obtain credit information directly from the prospective car buyers, and with their authorization, obtain credit data from external parties to assess applicants’ creditworthiness. We may not be able to source credit data from such external parties at a reasonable cost or at all. Such credit data may have limitations in measuring prospective car buyers’ creditworthiness. If there is an adverse change in the economic condition, credit data provided by external parties may no longer be a reliable reference to assess an applicant’s creditworthiness, which may compromise our risk management capabilities. As a result, our assessment of a prospective car buyer’s credit profile may not reflect that particular car buyer’s actual creditworthiness because assessment may be based on outdated, incomplete or inaccurate information. Following our obtaining a prospective car buyer’s information, the car buyer may have become delinquent in the payment of an outstanding obligation, defaulted on a pre-existing debt obligation, taken on additional debt, including pledging the car as collateral for such debt, or sustained other adverse financial events. Such outdated, incomplete or inaccurate information could compromise the accuracy of our credit assessment model and adversely affect the effectiveness of our control over our overdue ratios, in which case our results of operations and financial condition could be materially and adversely affected.

We rely on our credit assessment models and risk management team in evaluating credit applications. Our current risk management system may not be able to assess or mitigate all risks to which we are exposed.

Credit applications by prospective car buyers are evaluated based on credit assessment conducted by our credit assessment models, and our risk management team conducts a manual evaluation when necessary. Our risk management system automatically approved 33.4% of applications and automatically rejected 37.6% of applications in the six months ended June 30, 2019. Our risk management team manually evaluates the rest of the applications. In addition, with respect to applications that are automatically approved, our risk management team reviews application materials to confirm their authenticity and make a phone call to each approved applicant to verify the applicant’s information before funding the transaction. If our credit assessment models or our risk management team fail to perform effectively, our business and results of operations may be materially and adversely affected.

Our credit assessment models build on machine learning algorithms including logistic regression, gradient boost decision tree and neural network. While we rely on machine learning algorithms to refine our models and system, there can be no assurance that our application of such algorithms will continue to deliver the expected benefits. In addition, as we have a limited operating history, we may not have accumulated sufficient credit data to optimize our models and system. Even if we have sufficient credit data and our credit assessment models have been tailored for prospective car buyers that we currently target, such data and credit assessment model might not be effective as we continue to increase the amount of financing transactions we facilitate, expand our car buyer base and broaden our engagement efforts with car buyers through different channels in the future. If our system contains programming or other errors, if our models are ineffective or if the credit data we obtained is incorrect or outdated, our credit assessment abilities could be negatively affected, resulting in incorrect approvals or denials of credit applications.

We rely on our risk management team to evaluate a substantial portion of credit applications submitted by prospective car buyers. Our reviewers frequently exercise judgments based on their experience and knowledge, and such judgments are subject to human errors. In addition, if we fail to retain experienced reviewers or effectively train new reviewers, we may be unable to either offer financing solutions to creditworthy car buyers or maintain low overdue ratios of financing transactions we facilitate. To improve our operational efficiency, we plan to enhance the level of automation in the credit assessment process. However, such change in the credit assessment process may lead to approvals of unqualified applicants and/or rejections of qualified applicants, which would materially and adversely impact our business and results of operations.

We believe transaction prices of used cars generally reflect their fair value, as used car buyers typically compare different cars and bargain with dealers before making purchases. Nonetheless, we have implemented a car appraisal system to manage the credit risk. Our model analyzes a variety of relevant data to appraise the fair value of used cars, and our in-house appraisal team reviews appraisal results when necessary. However, our car appraisal system may produce erroneous results from time to time. If we approve used car transactions that are priced above fair market value, we may be exposed to higher credit risks because the loans would be under-collateralized. Even if we were able to recover the collateral after the car buyer’s default, we would not be able to dispose the collateral at a price that is sufficient to cover our credit loss, or at all.

We incurred net losses in the past and may incur net losses in the future.

We had net losses of RMB358.5 million in 2017. We had accumulated deficit of RMB1,430.1 million and RMB1,947.7 million as of December 31, 2017 and 2018, respectively. Although we had net income of RMB318.5 million in 2018, we cannot assure you that we will be able to continue to generate net income in the future. We expect our costs and expenses to increase in absolute amounts as we continue to grow our business, engage car buyers, expand financial institution partners and enhance our risk management systems.

Our ability to maintain profitability depends on our ability to enhance our market position, maintain competitive pricing, leverage technology and business model innovation to expand and enhance our service offerings and improve our risk management capability, and increase our operational efficiency. These are affected by many factors which may be beyond our control, such as the overall demand for auto financing solutions and general economic conditions, including levels of automobile consumption. If we are unable to achieve profitability, we may have to reduce the scale of our operation, which may impact our business growth and adversely affect our financial condition and results of operations.

We face intense competition and we may not be able to compete effectively.

The used car financing market in China is large, fragmented yet competitive. We compete against national players such as PingAn and Uxin as well as local players. In addition, companies that primarily focus on financing solutions for new cars, such as Yixin, also offer financing solutions for used cars and therefore compete against us. Our competitors may offer auto financing solutions with lower cost and/or deliver better user experience to prospective car buyers. We may also in the future face competition from new entrants that will increase the level of competition. Our competitors may operate different business models, have different cost structures or participate selectively in different industry segments. Our competitors may be better at developing new products and solutions and services to suit customer demand, offering more attractive fees, responding more quickly to new regulatory, technological and other developments and undertaking more extensive and effective marketing campaigns. Some of our competitors are online auto transaction platforms that connect various players across the auto transaction value chain to facilitate auto and auto-related transactions. While sales of cars, in particular used cars, to consumers in China are primarily conducted through offline channels such as the dealers with which we cooperate, more of these transactions may be moved to various online channels. If car sales in China are increasingly conducted through online channels, we may lose market share to online auto transaction platforms. Our competitors may also have longer operating history, greater brand recognition and brand loyalty and broader or closer relationships with dealers, financial institutions or other auto financing market participants than us. Additionally, a current or potential competitor may acquire, or form a strategic alliance with, one or more of our other competitors. In response to competition and in order to grow or maintain the amount of financing transactions facilitated to car buyers, we may have to lower and/or adjust the various fees that we charge or pay to the different business partners, which could materially and adversely affect our business, profit margins and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our services could stagnate or substantially decline, which could harm our business and results of operations.

Actions of dealers and third-party sales agents are outside of our control and could materially and adversely affect our business, financial condition and results of operations.

We rely on our dealer network to engage prospective car buyers and we manage our dealer network through two models, namely direct sales model and third-party sales model. Under the direct sales model, our in-house sales team is responsible for explaining auto financing solutions to prospective car buyers and assisting them to complete credit applications. Under the third-party sales model, we rely on employees of third-party sales agents or dealers, as the case may be, for direct interaction with prospective car buyers. Each of our third-party sales agents and dealers may collaborate with multiple providers of auto financing solutions, and they may promote auto financing solutions offered by our competitors more actively than ours. Furthermore, third-party sales agents and dealers may misrepresent or omit key terms of our auto financing solutions or otherwise fail to meet the expected service standards, which would harm our reputation. We have implemented a rigorous procedure to screen third-party sales agents and dealers based on their licensing status, operation history, scale, location and other relevant factors, and maintain an internal blacklist of fraudulent third-party sales agents. We are also entitled to keep the deposits paid to us for the losses we incur due to their misconduct or negligence. However, the deducted commissions may not be sufficient to compensate our loss in full, and our recourse against these third-party sales agents and dealers may be limited in the event their misconduct or negligence has caused us harm, and we may encounter significant difficulties in enforcing our legal rights.

Since dealers and sales agents do not bear credit risk, they may refer prospective car buyers without regard to such individuals’ creditworthiness. For example, they may refer us prospective car buyers who have been turned down by other financing solutions providers, and such prospective car buyers may be of poor credit quality. Certain dealers and sales agents may even assist fraudulent car buyers in preparing credit applications. If we fail to detect prospective car buyers with poor credit quality or fraudulent car buyers who are referred by dealers and sales agents, we may experience higher overdue ratios and/or suffer damage in our relationships with funding partners. While we monitor our dealers and sales agents on an ongoing basis and terminate our relationships with dealers and sales agent which we believe present significant credit risk, such risk management measures may not be effective and may also contribute to significant turnover among our dealers and sales agents. Significant turnover would require us to devote considerable resources in identifying and screening new dealers and/or sales agents, which could have an adverse impact on our operational efficiency.

Collection efforts by our in-house team and third-party collection agents may become less effective and may also subject us to regulatory risks and reputational risks.

We utilize our in-house team and third-party collection agents to collect repayments. The effectiveness of our collection efforts is critical to our business. If we fail to recruit and retain skilled employees for our in-house team, or if the third-party collection agents fail to provide services that meet our expectations, our collection efforts will become less effective, which will have a material adverse effect on our business operations and financial position. As the amount of financing transactions we facilitate increases in the future, we may devote additional resources into our collection efforts. However, we cannot assure you that our collection efforts will be successful and that we would be able to utilize such additional resources in a cost-efficient manner.

We endeavor to ensure our collection efforts comply with the relevant laws and regulations in the PRC and we have established strict policies and implemented measures to ensure that our collections personnel and third-

party collection agents do not engage in aggressive or predatory practices. However, such teams could engage in any misconduct while performing their tasks. In particular, we have no direct control over the employees of third-party collection agents. Any misconduct by our collection personnel and third-party collection agents or the perception that our collection practices are considered to be aggressive, predatory or not compliant with the relevant laws and regulations in the PRC may result in harm to our reputation and business, which could further undermine our ability to collect repayments from car buyers in default, lead to a decrease in the willingness of prospective car buyers to apply for and utilize financing transactions we facilitate, or result in fines and penalties being imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

We may not be able to obtain car collateral from car buyers in default.

The financing transactions we facilitate are secured by car collateral. With respect to the financing transactions that are recorded on our funding partners’ balance sheets, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. After purchasing such financing receivables, security interest in the collateral is also transferred to us. With respect to the financing transactions that are recorded on our balance sheet, we hold security interest in the relevant car collateral. We historically engaged third-party repossession agents to repossess car collaterals from car buyers in default. However, the PRC government issued a series of directives that target organized crimes in April 2019. While we believe the repossession agents we collaborated with engaged in a lawful business, we ceased collaboration with them in April 2019 due to our adjustment in business operations and management of legal and regulatory risks. We do not expect to resume repossession measures until the relevant regulatory authorities provide guidance on lawful ways to repossess collateral, and there can be no assurance that such guidance will be available in the near term, or at all. As an alternative to repossession, we negotiate with car buyers in default and may offer to accept the collateral as part of the plan to settle the outstanding amount. We also inform them about the adverse effects of credit defaults. In particular, our financial institution partners may report credit defaults to PBoC’s credit reference center. We may also bring lawsuits against such car buyers. However, these measures may be less effective than repossession, and our inability to repossess car collaterals could have a material and adverse effect on our business, results of operations and financial condition.

The amount of financial leases we fund as bridge financing for car buyers may be limited by the total net assets of Huachang.

In September 2013, the Ministry of Commerce, or the MOFCOM, promulgated the Measures for Supervision and Administration of Financial Lease Enterprises, pursuant to which the risk assets of a financial lease enterprise may not exceed ten times of its total net assets. In April 2018, the MOFCOM transferred the duties to make rules on the operation and supervision of financial lease companies to the newly formed China Banking and Insurance Regulatory Commission.

Our wholly owned subsidiary in China, Huachang Finance Lease (China), Co., Ltd., or Huachang, engages in financial lease business and typically pre-finances car purchases in the form of financial leases before proceeds from loans granted by our funding partners are disbursed to the car buyers. As we continue to expand the offering of auto financing solutions, we expect the amount of loans and advances of Huachang will increase as well. If the amount of loans and advances exceed ten times of Huachang’s total net assets, we may be required to increase the total net assets of Huachang by means of, among others, causing its shareholder to increase the paid-up capital contribution. However, we cannot assure you that we will be able to make such capital contribution timely, or at all. Our inability to make such capital contribution on a timely basis could have an adverse impact on our business.

We may be deemed to operate commercial Internet information services without the required license, and as a result, we may be subject to administrative penalties.

The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, require that the provider of commercial Internet information services must obtain an Internet Content Provider License, or ICP License, from the Ministry of Industry and Information Technology, or MIIT, or its local branch at the provincial or municipal level. In addition, if the internet information services involve provision of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services that statutorily require approvals from other additional governmental authorities, such approvals must be obtained before applying for the ICP License. Providers of commercial Internet information services who violate this requirement or who violate the terms of the ICP License will be subject to an order to make corrections in a limited time, confiscation of illegal proceeds, substantial fines and, where circumstances are serious, an order to close down the website.

Some uncertainties with regards to the Internet Content Measures remains, in part due to the varying enforcement policies of the local supervisory authorities. Further, new rules and regulations may be promulgated in the future to clarify or add to the current requirements of the Internet Content Measures. We operate our website and mobile applications without an ICP License, and if we were found to violate the requirements of the Internet Content Measures by the relevant authorities, we may be subject to the administrative penalties described above, which could materially and adversely affect our business, financial condition and results of operations.

We may be deemed to operate an insurance agency business without the required permit from the PRC regulatory authorities, and as a result, we may be subject to administrative penalties.

The Insurance Law of the PRC, which was promulgated in 1995 and last amended in 2015, requires that insurance agencies must meet the requirements set out by and obtain an insurance agency business permit from the insurance regulatory body under the State Council, or the insurance regulatory body. Insurance agencies operating without an insurance agency business permit will be subject to administrative penalties, including being banned by the insurance regulatory body, having the illegal proceeds confiscated and receiving substantial fines.

We facilitate the sale of insurance policies by insurance brokers or insurance companies. We charge service fees from the relevant insurance brokers or insurance companies. As a result, we may be deemed by the relevant authorities to be an insurance agency and may therefore be required to obtain the insurance agency business permit, which we currently do not have. In such case, if we are unable to obtain the insurance agency business permit in time, or at all, we may be subject to the administrative penalties described above, which could materially and adversely affect our business and results of operations.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations and the use of third-party institutions to contribute to employee benefit plans may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and must themselves contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The use of a third-party institution to make contributions to the employee benefit plans is not allowed. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations.

Our PRC entities have not made adequate employee benefit payments for all employees, and as a result, we may be required to make up the contributions for these plans as well as to pay late fees and fines. Further, our

PRC entities have, in the past, entrusted third-party institutions to make contributions to the employee benefit payments. In the event that such third-party contributions are found to be illegal, the relevant authorities may order the contributions to be returned to the third-party institutions, and we may be subject to late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

If our new solutions and services do not achieve sufficient market acceptance or provide the expected benefits to customers, our financial condition, results of operations and competitive position will be materially and adversely affected. New solutions and services may also subject us to regulatory risks.

We have incurred and will continue to incur expenses and consume resources to develop and market new solutions and services for car buyers and other industry participants, such as insurance brokers and companies. New solutions and services must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

Our existing or new solutions and services could fail to attain sufficient market acceptance for many reasons, including but not limited to:

•	our failure to predict market demand accurately and supply solutions and services that meet this demand in a timely fashion;

•	business partners and car buyers may not like, find useful or agree with any changes we make;

•	our failure to properly price new solutions and services;

•	negative publicity about our solutions and services or our performance or effectiveness;

•	failure to seamlessly integrate our technology system with those of existing or new funding partners we collaborate with;

•	failure to evaluate credit applications efficiently;

•	views taken by regulatory authorities that the new solutions and services do not comply with PRC laws, rules or regulations applicable to us; and

•	the introduction or anticipated introduction of competing solutions and services by our competitors.

If our new solutions and services do not achieve adequate acceptance in the market or provide the expected benefits to car buyers and business partners, our competitive position, financial condition and results of operations could be harmed. In addition, we may incur higher cost and expenses as a result of new solutions and services. New solutions and services may also subject us to additional regulatory or licensing requirements. Failure by us to comply with any such new regulatory or licensing requirements could materially and adversely affect our business and results of operations.

Any harm to our brand or reputation or any damage to the reputation of financial institutions or other third parties we collaborate with or the auto financing market or failure to enhance our brand recognition could have a material adverse effect on our results of operations and growth prospects.

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

•	maintain the quality and reliability of our solutions and services;

•	maintain and develop relationships with dealers and financial institutions and other funding partners;

•	provide car buyers with superior experience;

•	enhance and improve our credit assessment of prospective car buyers;

•	effectively manage and resolve any complaints of dealers, financial institutions or car buyers;

•	effectively protect personal information and privacy of car buyers and any sensitive data received from financial institutions; and

•	effectively train our employees and employees of sales agents and collection agents and prevent employee misconduct.

Any malicious or inadvertent negative allegations made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our shareholders, management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and results of operations.

As the auto financing market in China is developing rapidly and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s auto financing market in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. Furthermore, any negative development in the auto financing market, such as bankruptcies or failures of platforms providing auto financing solutions, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as any unethical or illegal activity by other industry players or any failure of platforms providing auto financing solutions to detect or prevent unethical or illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new car buyers and business partners, such as dealers and financial institutions. Negative developments in the auto financing market, such as widespread defaults, unethical or illegal activities by industry players and/or the closure of platforms providing auto financing solutions, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by companies like us. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We collaborate with various auto transaction industry participants in providing our solutions and services. Such participants include dealers, financial institutions, other funding partners, collection agents, insurance brokers and companies and other business partners. Negative publicity about such counterparties, including any failure by them to adequately protect the information of car buyers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation.

Fraudulent activities associated with car buyers could negatively impact our results of operations, brand and reputation and cause the use of our services to decrease.

We are subject to the risk of fraudulent activities associated with car buyers, who may provide us with information that is inaccurate or misleading. While we have established a rigorous anti-fraud system and a dedicated team to evaluate credit applications, we do not and may not be able to verify all the information we receive from car buyers. To the extent we verify car buyers’ information, our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Furthermore, parties that handle information, such as dealers and sales agents, may aid car buyers in committing fraud. A significant increase in fraudulent activities could negatively affect our results of operations, harm our brand and reputation, discourage financial institutions from collaborating with us, reduce the amount of financing transactions facilitated to car buyers and lead us to take additional steps to reduce fraud risk, which could increase our costs. An overall increase of fraudulent activities in the auto financing market or the consumer finance industry or incidence of high profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. Although we have not been materially affected by fraudulent activities associated with car buyers in the past, such fraudulent activities could materially and adversely affect our business, financial condition and results of operations in the future.

Our quarterly results may fluctuate significantly partly due to seasonality and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our revenues, operating cost and expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of the ADSs. Factors that may cause fluctuations in our quarterly financial results include:

•	our ability to attract car buyers;

•	our ability to maintain existing relationships with business partners and establish new relationships with additional business partners, such as dealers and financial institutions;

•	the amount of financing transactions we facilitate;

•	overdue ratios of financing transactions we facilitate;

•	the mix of solutions and services we offer;

•	the amount and timing of our operating cost and expenses and the maintenance and expansion of our business, operations and infrastructure;

•	financial institutions’ willingness and ability to fund financing transactions through collaboration with us on reasonable terms;

•	the timing of expenses related to the development or acquisition of technologies or businesses;

•	network outages or security breaches;

•	general economic, industry and market conditions; and

•	changes in applicable laws and regulations.

In addition, we have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, reflecting car buyers’ purchase patterns. The Chinese New Year holiday contributes to fewer car purchases in the first quarter of each year, which leads to lower demand for our services. There is also generally lower demand in the early part of the second quarter of each year. On the other hand, more car purchases tend to be made in the fourth quarter. As a result, our revenues may vary from quarter to quarter. Our actual results may differ significantly from our targets or estimated quarterly results. Therefore, you may not be able to predict our annual results of operations based on a quarter-to-quarter comparison of our results of operations. The quarterly fluctuations in our revenues and results of operations could result in volatility and cause the price of the ADSs to fall. As our revenues grow, these seasonal fluctuations may become more pronounced.

We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

As we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including developing new solutions and services, increasing the amount of financing transactions we facilitate, enhancing our risk management capabilities, increasing our sales and marketing expenditures to improve brand awareness and engage car buyers through expanded dealer network, enhancing our operating infrastructure and acquiring complementary businesses and technologies.

Volatility in the credit markets may have an adverse effect on our ability to obtain debt financing. If we raise additional funds through issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition, results of operations and prospects could be adversely affected.

Any significant disruption in our IT systems, including events beyond our control, could prevent us from offering our solutions and services or reduce their attractiveness and result in a loss of business partners as well as car buyers.

In the event of a system outage, malfunction or data loss, our ability to provide services would be materially and adversely affected. The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, services, reputation and our ability to attract new and retain existing car buyers and business partners. Our IT systems infrastructure is currently deployed and our data is currently maintained through a customized cloud computing system. Our servers are housed at third-party data centers, and our operations depend on the ability of the relevant data center providers to protect our systems in their facilities as well as their own systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events, many of which may be beyond our control. Our ability to exchange information with financial institutions and obtain credit data from third parties could also be interrupted.

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with car buyers and business partners and our reputation. We may not have sufficient capacity to recover all data and services lost in the event of an outage. These factors could prevent us from processing credit applications and other business operations, damage our brand and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and cause car buyers and business partners to abandon our solutions and services, any of which could adversely affect our business, financial condition and results of operations.

Technology is a critical aspect in the efficient operation of our business, and if any of our systems contain undetected errors, or if we fail to effectively implement technology initiatives or anticipate future technology needs or demands, our operations may be materially and adversely affected.

The efficient and reliable operation of our business depends on technology as well as our IT systems. Our systems, enterprise applications and software on which we depend for the operation of our business may contain programming errors or other defects that our internal testing did not detect. The occurrence of such undetected errors or defects in our systems and software could disrupt our operations, damage our reputation and detract from the experience of our users.

In addition, our future success depends on our ability to anticipate technology development trends and identify, develop and commercialize new technology initiatives in a timely and cost-effective manner in order to deliver services demanded by car buyers. However, we may fail to recruit, train and retain qualified research and development personnel, and there can be no assurance that we will be able to implement new technology initiatives effectively, or that we will be successful in anticipating new technology needs and demands of our customers and of the market at large. Moreover, it may take an extended period of time for our new technologies and services to gain market acceptance, if at all. If we fail to effectively implement technology initiatives or anticipate future technology needs or demands, our operations may materially and adversely affected.

Misconduct and errors by our employees and third parties with which we collaborate could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party business partners that we collaborate with. Our business depends on our employees and third parties, such as dealers, funding partners and collection agents, to interact with car buyers, process large numbers of transactions and support the collection process. We could be materially and adversely affected if transactions are improperly executed, if personal information is disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. It is not always possible to identify and deter misconduct or errors by employees or third-party business partners, and the precautions we take in this regard may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party business partners take, convert or misuse funds, documents or data or fail to follow our rules and procedures when interacting with car buyers, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow our rules and procedures, and therefore be subject to civil or criminal liability. Any of these occurrences could result in our diminished ability to operate our business, potential liability to car buyers, inability to attract car buyers, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

If we are unable to safeguard the security of the confidential information of car buyers, dealers or third parties we collaborate with and adapt to the relevant regulatory framework as to protection of such information, our business and operations may be adversely affected.

We collect, store and process certain personal and other sensitive data from car buyers, dealers and other third parties, such as telematics data from cars. As a result, we may be an attractive target for, and potentially vulnerable to, cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with car buyers, dealers and/or financial institutions could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

In addition, PRC government authorities have enacted a series of laws and regulations regarding the protection of personal information, under which financial service providers are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish user information protection systems with appropriate remedial measures. As part of our loan facilitation process, we obtain consent from car buyers to use their personal information within the scope of authorization and we have taken technical measures to ensure the security of such personal information and prevent the personal information from being divulged, damaged or lost. Furthermore, pursuant to confidentiality provisions in our cooperation agreements with financial institutions, we have the obligation to safeguard car buyers’ personal information and to only use such information within the authorized scope. We may face litigation brought by financial institutions or car buyers, if we fail to satisfy our confidentiality obligations in the relevant cooperation agreements, or if our use of car buyers’ data fall outside of the scope of their authorization, as the case may be. Furthermore, there is uncertainty as to the interpretation and application of such laws which may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our system. There can be no assurance that our existing information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected. See “Regulations—Regulations on Internet Information Security and Privacy Protection” for more details.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended December 31, 2017 and 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2017 and 2018, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel to formalize and implement key controls over the financial reporting process and to prepare, review and report financial information based on U.S. GAAP and SEC reporting requirements. We have implemented and are continuing to implement a number of measures to address the material weakness and the deficiencies that have been identified. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future.

We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE after the completion of this offering. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, [2020], we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures, and we were never required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In addition, our internal controls over financial reporting will not prevent or detect all errors or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of the ADSs could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.

We may not be able to prevent others from unauthorized use of our intellectual property and we may be subject to intellectual property infringement claims, either of which could harm our business and competitive position.

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See “Business—Intellectual Property.” However, any of our intellectual property rights could be challenged, invalidated or circumvented, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damage. Because of the rapid pace of technological change, there can be no assurance that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, including open source software, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. For instance, we may seek to register new trademarks in the future, and there is no assurance that the relevant applications for trademark registrations in the PRC will be approved by competent governmental authority. If such trademarks could not be successfully registered in the categories related to our business, we may fail to prevent others from using such trademarks in businesses similar to ours, and our business, financial condition and results of operations may be materially and adversely affected. In addition, confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Meanwhile, our operations or any aspects of our business could infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights may be infringed by our services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the U.S. or other jurisdictions. For example, certain companies, some of which operate in the same industry, use trademarks that may be perceived as similar to our own, and this may lead to trademark infringement disputes in the future. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

We currently use open source software for certain aspects of our business operations, and we expect to continue to use open source software in the future. We may face claims from others claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our technologies, any of which would have a negative effect on our business and operating results. In addition, if the license terms for the open source software we utilize change, we may be forced to reengineer or discontinue our solutions or incur additional costs. We cannot be certain that we have incorporated open source software in our solutions in a manner that is consistent with our policies.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights in China are still evolving and are uncertain, and there can be no assurance that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

If we fail to keep up with the technological developments and implementation of advanced technologies, our business, results of operations and prospects may be materially and adversely affected.

We apply technology to serve car buyers more efficiently and bring them better user experience. Our success will in part depend on our ability to keep up with the changes in technology and the continued successful adoption and implementation of advanced technology, including cloud computing and big data analytics. If we fail to adapt our solutions and services to changes in technological developments in an effective and timely manner, our business may suffer. Changes in technologies may require substantial expenditures in research and development as well as in modification of our services. Technical hurdles in implementing technological advances may result in our services becoming less attractive to car buyers, which, in turn, may materially and adversely affect our business, results of operations and prospects.

As our business develops, we may be required to obtain additional licenses.

The Telecommunications Regulations of the PRC and other relevant regulations on the operation of value-added telecommunication service business provide a license requirement for operating such business in the PRC. As we continually enrich our service offerings, we plan to engage in telecommunications-related businesses, including value-added online services for car buyers, in the future. However, we cannot assure you that we will be able to obtain the requisite license for providing value-added telecommunications services on a timely basis or at all. Our inability to obtain such license or any delay in obtaining such license could have a material and adverse impact on our business and results of operations.

Any failure by us or third parties with which we collaborate to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations could damage our reputation, expose us to significant penalties, and decrease our revenues and profitability.

We have implemented various policies and procedures in compliance with all applicable anti-money laundering and anti-terrorist financing laws and regulations, including internal controls, for preventing money laundering and terrorist financing. In addition, we rely on financial institutions to have their own appropriate anti-money laundering policies and procedures. The financial institutions with which we collaborate are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBoC. We have adopted commercially reasonable procedures for monitoring the financial institutions with which we collaborate.

We have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us or any financial institutions with which we collaborate as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could suffer and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we and financial institutions with which we collaborate comply with applicable anti-money laundering laws and regulations, we and these financial institutions may not be able to fully eliminate money laundering and other illegal or improper activities in light of their complexity and the secrecy of these activities. Any negative perception of the industry, such as that which may arise from any failure of other auto financing solution facilitation dealers to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established, and negatively impact our financial condition and results of operation.

We may evaluate and potentially consummate strategic alliances, investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our shareholders’ interests.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our services, better serve car buyers, and enhance our competitive position.

These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•

inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits, including the failure to successfully further develop the acquired technology;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from our normal daily operations and potential disruptions to our ongoing businesses;

•	strain on our liquidity and capital resources;

•	difficulties in executing intended business plans and achieving synergies from such strategic investments or acquisitions;

•	difficulties in maintaining uniform standards, controls, procedures and policies within the overall organization;

•	difficulties in retaining relationships with existing dealers, financial institutions, car buyers, employees and other partners of the acquired business;

•	risks of entering markets in which we have limited or no prior experience;

•

regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

•

liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

Any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. If we were to issue equity or convertible debt securities as consideration for future investments or acquisitions, our existing shareholders could suffer significant dilution.

Our business depends on the continued efforts of our senior management. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. In particular, Mr. Allen Gu, our Chief Executive Officer, Mr. Julian Wang, our Chief Financial Officer and Ms. Weixi Zheng, our Director and Chief Risk Officer, are critical to the management of our business and operations and the development of our strategic direction. While we have provided various incentives to our management, there can be no assurance that we can continue to retain their services. If one or more members of our senior management were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. Any new executive we recruit may fail to develop or implement effective business strategies. In addition, although we have entered into confidentiality and non-competition agreements with our management, a member of our management team could join a competitor or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Intense competition for employees and increases in labor costs in the PRC may adversely affect our business and results of operations.

We believe our success depends on the efforts and talent of our employees, including sales and marketing, operations, risk management, research and development and finance personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled sales and marketing, operations, risk management, research and development and finance personnel is extremely intense. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than us and may be able to offer more attractive terms of employment.

In addition, we invest significant time and resources in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve dealers, financial institutions, car buyers and other industry participants could diminish, resulting in a material adverse effect to our business.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension insurance, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs, our financial condition and results of operations may be adversely affected.

Our corporate actions will be substantially controlled by certain of our principal shareholders, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Upon the completion of this offering, we will adopt the [seventh] amended and restated memorandum and articles of association which will provide for two classes of ordinary shares with different voting rights.                will beneficially own all of Class B ordinary shares while our other shareholders, including investors in this offering, will own Class A ordinary shares. Our memorandum and articles of association after the completion of this offering will provide that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share will be entitled to one vote, while each Class B ordinary share will be entitled to                 votes. As a result,                 will be able to exercise         % of the aggregate voting power of our issued and outstanding share capital immediately after this offering, assuming no exercise by the underwriters of options to purchase additional ADSs. As a result of the ownership concentration, such shareholder[s] have the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

•	the composition of our board of directors and, through it, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	the disposition of substantially all of our assets; and

•	any change in control.

These actions may be taken even if they are opposed by our other shareholders. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. As a result of the foregoing, the value of your investment could be materially reduced.

We have granted, and may continue to grant share options or other equity incentives in the future, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in December 2017, or the 2017 Plan. See “Management—Share Incentive Plan” for a detailed discussion. In 2017 and 2018, we recorded RMB2.8 million and RMB8.6 million in share-based compensation expenses, respectively. The amount of these expenses is based on the fair value of the share-based compensation awards we granted, and the recognition of unrecognized share-based compensation cost will depend on the forfeiture rate of our unvested restricted shares. As of the date of this prospectus, we are authorized to grant share awards for issuance of up to a maximum of 26,994,966 ordinary shares, and options to purchase                ordinary shares under the 2017 Plan have been granted and outstanding, excluding options that were forfeited or canceled after the relevant grant dates. Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based compensation in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may not have sufficient insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. We do not maintain property insurance policies covering our equipment and other property. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our financial condition and results of operations.

We are or may be subject to potential liability in connection with pending or threatened legal proceedings and other matters, which could adversely affect our business or financial results.

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including breach of contract claims, anti-competition claims and other matters. Such proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome and merit of such proceedings, any such legal action could have an adverse impact on our business because of defense costs, negative publicity, diversion of management’s attention and other factors. In addition, it is possible that an unfavorable resolution, including any judgment or settlement subjecting us to liability, of one or more legal or administrative proceedings, whether in the PRC or in another jurisdiction, could materially and adversely affect our business, financial position, results of operations or cash flows in a particular period or damage our reputation.

Our use of certain leased properties could be challenged by third parties, which may cause interruptions to our business operations.

As of the date of this prospectus, lessors of some of our leased properties in China have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Although we may seek damages from such lessors, such leases may be void and we may be forced to relocate. Any relocation would require us to locate and secure additional facilities, expenditures of additional funds in connection with the relocation and preparation of replacement facilities. This could affect our ability to provide uninterrupted services to our customers and harm our reputation. As of the date of this prospectus, we have not incurred expenditures associated with the relocation and preparation of replacement facilities.

In addition, we have not registered certain of our lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, we may be required to register and file with the relevant government authority executed leases. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our services.

Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having contagious disease or condition, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business, financial condition and results of operations.

Any severe or prolonged slowdown in the Chinese or global economy may have a negative impact on our business, financial condition and results of operations. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect consumers’ demand for cars, car buyers’ willingness to seek credit and financial institutions’ ability and willingness to fund financing transactions we facilitate. Economic conditions in China are sensitive to global economic conditions. The global macroeconomic environment is facing challenges, including the economic slowdown in the Eurozone since 2014 and uncertainties over the expected withdrawal of the United Kingdom from the European Union. The Chinese economy has shown slower growth since 2012 compared to the previous decade and the trend may continue. There have also been concerns over unrest in North Korea, Ukraine and the Middle East, which have resulted in volatility in financial and other markets in recent years. There have also been concerns over the trade and economic policies of the United States government, which have contributed to, among other things, tensions between the United States and China. In particular, the imposition of tariffs on Chinese products by the United States may result in a decrease in China’s exports and a slowdown of the Chinese economy, which would in turn reduce domestic consumption. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. If present Chinese and global economic uncertainties persist, we may have difficulty in securing financial institutions to fund financing transactions to car buyers. Any potential changes in monetary policies in the PRC may increase the overall funding costs and reduce the funding availabilities from our funding partners, which may adversely affect our business and results of operations. See also “—Fluctuations in interest rates could negatively affect our reported results of operations.” Adverse economic conditions could also reduce the number of quality car buyers seeking credit from us, as well as their ability to make payments, which may in turn increase overdue ratios for financing transactions we facilitate. See “—If we are unable to maintain low overdue ratios for financing transactions we facilitate, our business and results of operations may be materially and adversely affected. Historical overdue ratios for financing transactions we facilitated may not be indicative of future results.” Should any of these situations occur, the amount of financing transactions facilitated to car buyers as well as our revenue will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with our consolidated VIE and its shareholders to exercise control over our consolidated VIE, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We plan to engage in value-added online services through our consolidated VIE. We rely on contractual arrangements with our consolidated VIE and its shareholders to exercise control over our consolidated VIE. For a description of these contractual arrangements, see “Our History and Corporate Structure—Contractual Arrangements among Meili Beijing, Beijing Feima and Its Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIE. If our consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangements or ownership by the record holder of the equity interest.

Any failure by our consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We, through one of our subsidiaries and a wholly foreign-owned enterprise in the PRC, have entered into a series of contractual arrangements with our consolidated VIE and its shareholders. For a description of these contractual arrangements, see “Our History and Corporate Structure—Contractual Arrangements among Meili Beijing, Beijing Feima and Its Shareholders.” If our consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our consolidated VIE were to refuse to transfer their equity interests in the consolidated VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated VIE and relevant rights and licenses held by it which we require in order to operate our business, and our ability to conduct our business may be negatively affected. See “—Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

The arbitration provisions under these contractual arrangements have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.

The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The interests of the shareholders of our consolidated VIE in their capacities as such shareholders may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIE, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause our consolidated VIE to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our consolidated VIE may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in our consolidated VIE to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIE as provided under the power of attorney, directly appoint new directors of our consolidated VIE. We rely on the shareholders of our consolidated VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to our consolidated VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

As we continually enrich our service offerings, we plan to engage in telecommunications-related businesses, including value-added online services for car buyers, in the future. The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are generally not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services, or VATS, overseas.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprise in the PRC is a foreign-invested enterprise, or a FIE. Accordingly, our subsidiary is not eligible to operate VATS business in China, and we plan to operate VATS business through our consolidated VIE in the future. Our PRC subsidiary has entered into a series of contractual arrangements with our consolidated VIE and its shareholders, which enable us to (i) exercise effective control over the consolidated VIE, (ii) receive substantially all of the economic benefits of the consolidated VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the consolidated VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the consolidated VIE and hence consolidate its financial results as our consolidated VIE under U.S. GAAP. For a description of these contractual arrangements, see “Our History and Corporate Structure—Contractual Arrangements among Meili Beijing, Beijing Feima and Its Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, Fangda Partners, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, our consolidated VIE and its shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, there can be no assurance that the PRC government authorities would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our plan to engage in value-added online services. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;

•	levying fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	shutting down our services;

•	discontinuing or restricting our operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to change our corporate structure and contractual arrangements;

•	restricting or prohibiting our use of the proceeds from overseas offering to finance our consolidated VIE’s business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “—Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIE or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiary in China or our consolidated VIE. See “Our History and Corporate Structure—Contractual Arrangements among Meili Beijing, Beijing Feima and Its Shareholders.”

Contractual arrangements in relation to our consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that our consolidated VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiary, our consolidated VIE and its shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our wholly-owned PRC subsidiary or consolidated VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if our wholly-owned PRC subsidiary requests the shareholders of our consolidated VIE to transfer their equity interests in our consolidated VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our PRC subsidiary and consolidated VIE for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our PRC subsidiary and consolidated VIE increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIE that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

We plan to operate VATS business through our consolidated VIE, our consolidated VIE may hold a significant portion of our assets in the future. Under the contractual arrangements, our consolidated VIE may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our consolidated VIE breach these contractual arrangements and voluntarily liquidate our consolidated VIE, or our consolidated VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation, formerly known as the State Administration for Industry and Commerce, or the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by our legal department, and use of finance chops must be approved by our finance department. The chops of our subsidiary and consolidated VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiary and consolidated VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiary and consolidated VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiary and consolidated VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The variable interest entity structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the FIL, which will become effective from January 1, 2020 and will replace the major existing laws and regulations governing foreign investment in the PRC. Pursuant to the FIL, “foreign investment” refers to investment activities conducted by foreign investors directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The FIL does not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor does it explicitly provide whether the variable interest entity structure would be deemed as a method of foreign investment. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the FIL is newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the FIL, the possibility can’t be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the variable interest entity structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated

VIE was deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business and financial condition. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

Risks Relating to Doing Business in China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and all of our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and consolidated VIE are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the State Administration of Taxation, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel, Fangda Partners, that the CSRC approval is not required in the context of this offering because (i) Meili Auto (Beijing) Internet Technology Co., Ltd., one of our wholly-owned PRC subsidiaries, was incorporated as a foreign-invested enterprise by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules, and (ii) there is no statutory provision that clearly classifies the contractual arrangement among our wholly-owned PRC subsidiary and our consolidated VIE and its shareholders as transactions regulated by the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals for this offering, we may be unable to obtain waivers of such approval requirements. Any uncertainties and/or negative publicity regarding such approval requirements could have a material adverse effect on the trading price of the ADSs.

These regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly authority under the State Council when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 and amended in September 2018, is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Regulations—Regulations Related to M&A and Overseas Listings.”

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

PRC residents are subject to restrictions and filing requirements when investing in offshore companies. The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation and other compliance obligations relating to offshore investment. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee share incentive plan may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies before they obtain the incentive shares or exercise the share options. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. After our company becomes an overseas listed company upon completion of this offering, we and our directors, executive officers and other employees who are PRC residents and who have been granted options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We will make efforts to comply with these requirements. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plan or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprise in China and limit our wholly-foreign owned enterprise’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the consolidated VIE, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the consolidated VIE incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2018. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

Limitations on the ability of our consolidated VIE to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantial and overall management and control over the production and operations, personnel, accounting and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, which was further amended on November 8, 2013 and December 29, 2017 respectively. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends paid to our foreign investors and gains on the sale of the ADSs or Class A ordinary shares by our foreign investors may become subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ADSs or Class A ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A ordinary shares or ADSs, and any gain realized from the transfer of our Class A ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed as a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax (which in the case of dividends may be withheld at source) at a rate of 20%. Any PRC tax liability may be reduced by an applicable tax treaty. However, if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of the ADSs or Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends paid to our non-PRC investors, or gains from the transfer of the ADSs or Class A ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in the ADSs or Class A ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including non-publicly traded equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, without limitation: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“SAT Circular 37”), which became effective on December 1, 2017. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under Bulletin 7 and SAT Circular 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Bulletin 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these publications, or to establish that our company should not be taxed under these publications, which may have a material adverse effect on our financial condition and results of operations.

We are subject to restrictions on currency exchange.

All of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries or consolidated VIE. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenue and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiaries and consolidated VIE.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and our consolidated VIE, or to make additional capital contributions to our PRC subsidiaries.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on

Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated VIE and its subsidiary, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated VIE and its subsidiary by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted or to be conducted by our consolidated VIE and its subsidiary.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or any consolidated VIE or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or consolidated VIE and its subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from this offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China.

In 2017, the RMB appreciated approximately 6.3% against the U.S. dollar. In 2018, however, the RMB depreciated approximately 5.7% against the U.S. dollar. In 2019, the RMB has continued to depreciate against the U.S. dollar. It remains unclear what fluctuations may occur in future. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

All of our revenue and substantially all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the SEC, as auditors of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors, as well as all other firms located in the PRC, are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of the ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of the ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the U.S.

Risks Relating to This Offering

There has been no public market for our shares or the ADSs prior to this offering, and you may not be able to resell the ADSs at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our shares or ADSs. We will apply for approval of the ADSs representing Class A ordinary shares for listing on the NYSE. Our Class A ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for the ADSs does not develop after this offering, the market price and liquidity of the ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for the ADSs which may bear no relationship to their market price after the initial public offering. An active trading market for the ADSs may not develop and the market price of the ADSs may decline below the initial public offering price.

The trading price of the ADSs may be volatile, which could result in substantial losses to you.

The trading prices of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies and transaction service platforms, may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of the ADSs.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;

•	announcements of studies and reports relating to the quality of our product offerings or those of our competitors;

•	changes in the economic performance or market valuations of other auto financing solutions providers;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the markets for car buyers and for financing facilitation services;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate

and substantial dilution of approximately US$                per ADS (assuming no exercise of outstanding options to acquire ordinary shares and no exercise of the underwriters’ option to purchase additional ADSs), representing the difference between our pro forma net tangible book value per ADS of US$                , as of                 , 2019, after giving effect to this offering, and the assumed initial public offering price of US$                per ADS. In addition, you will experience further dilution to the extent that our Class A ordinary shares are issued upon the exercise of share options under our share incentive plan. Class A ordinary shares issuable under our share incentive plan may be issued at a purchase price on a per ADS basis that is less than the public offering price per ADS in this offering. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

Because we do not expect to pay cash dividends in the foreseeable future after this offering, you may not receive any return on your investment unless you sell your Class A ordinary shares or ADSs for a price greater than that which you paid for them.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Dividend Policy.” Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Subject to compliance with the applicable Cayman legal requirements, our board of directors has discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of the ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. Upon completion of this offering, we will have                Class A ordinary shares and                Class B ordinary shares outstanding, including                  Class A ordinary shares represented by ADSs newly issued in connection with this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. We, our directors, executive officers, all of our existing shareholders [and certain holders of our share options] have agreed not to sell any Class A ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the representatives on behalf of the underwriters, subject to certain exceptions. All ADSs representing our Class A ordinary shares sold in this offering are expected to be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after this offering will be available for sale, upon the expiration of the lock-up periods described above, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs could decline significantly. See “Shares Eligible for Future Sale—Lock-up Agreements.”

Certain major holders of our ordinary shares after completion of this offering will have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of ADSs representing these registered shares in the public market could cause the price of the ADSs to decline significantly.

You, as holders of ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our [seventh] amended and restated articles of association, the minimum notice period required to convene a general meeting will be ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class A ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting materials to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

As an ADS holder, your rights to pursue claims against the depositary are limited by the terms of the deposit agreement, and the deposit agreement may be amended or terminated without your consent.

We and the depositary may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Description of American Depositary Shares” for more information.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the U.S. unless we register both the distribution and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the distribution and sale of the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive cash dividends or other distributions if the depositary determines it is illegal or impractical to make them available to you.

The depositary will pay cash distribution on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See “Dividend Policy.” To the extent that there is a distribution, the depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is illegal or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. In addition, once we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against companies following periods of instability in the market price of those companies’ securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our [seventh] amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by the ADSs, at a premium.

We have adopted the [seventh] amended and restated articles of association to be effective immediately prior to the completion of this offering that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected. In addition, our [seventh] amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, including a provision that entitles each Class B ordinary share to                votes in respect of all matters subject to a shareholders’ vote.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims and the venue of the hearing.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. Substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this prospectus reside outside the United States, and most of their assets are located outside the United States As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforcement of Civil Liabilities.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands.

The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands have a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the [seventh] amended and restated memorandum and articles of association expected to be effective immediately prior to completion of this offering, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions of the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

In general, we will be a passive foreign investment company (a “PFIC”) for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our income or asset composition.

We consider ourselves as a service provider with the primary business purpose of providing used car financing solutions. In this regard, we generally collaborate with funding partners that provide the ultimate financing to borrowers. However, for many loans we view ourselves as the primary financing provider, record such loans as loans and advances on our balance sheet and recognize net financing income. As such, for purposes of the PFIC rules, it is likely that we would be treated as earning interest income from such loans. There are certain exceptions under the PFIC rules that would characterize interest income that would otherwise be passive income as active income, provided such interest income is earned in connection with the active conduct of certain types of businesses. It is unclear, however, whether we would be eligible for any such exception, and, thus, we believe there is a significant risk that the interest from such loans will be treated as passive income for purposes of the PFIC rules. Given the foregoing and based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the expected price of the ADSs in this offering), we believe that there is a significant risk that we will be classified as a PFIC for our current taxable year, and may be classified as a PFIC in future taxable years.

If we are a PFIC for any taxable year during which you hold the ADSs or Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Taxation—Certain United States Federal Income Tax Considerations.” For example, if we are a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

We are a company incorporated in the Cayman Islands, and we have applied for listing of the ADSs on the NYSE. The NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year.

We intend to rely on the three exemptions described above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

•	our goals and strategies;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	our expectations regarding demand for, and market acceptance of, our solutions and services;

•	our expectations regarding keeping and strengthening our relationships with car buyers as well as business partners such as dealers and financial institutions;

•	our expectations regarding the use of proceeds from this offering; and

•	general economic and business conditions.

This prospectus also contains market data relating to the auto financing market in China, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. This prospectus contains statistical data and estimates published by Frost & Sullivan, including a report which we commissioned Frost & Sullivan to prepare and for which we paid a fee. This information involves a number of assumptions, estimates and limitations. These industry publications, surveys and forecasts generally indicate that the sources from which information has been obtained are believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Nothing in such data should be construed as advice. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The auto financing market in China may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of the ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$                , or approximately US$                if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of US$                per ADS (the mid-point of the estimated public offering price range shown on the front cover of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$                per ADS would increase (decrease) the net proceeds to us from this offering by US$                , after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We plan to use the net proceeds of this offering as follows:

•	up to approximately US$ million for expansion of loan facilitation services, including satisfying the related working capital needs;

•	up to approximately US$ million for investment in research and development on information technology and risk management; and

•	up to approximately US$ million for general corporate purposes.

The foregoing represents our intentions as of the date of this prospectus with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to our consolidated VIE only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. For further information, see “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and our consolidated VIE, or to make additional capital contributions to our PRC subsidiaries.”

DIVIDEND POLICY

Since inception, we have not declared or paid any dividends on our shares. We do not have any present plan to pay any dividends on our Class A ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any other future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay the depositary to the same extent as other holders of our Class A ordinary shares. See “Description of American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2018 presented on:

•	an actual basis;

•

a pro forma basis to reflect (i) the designation of all ordinary shares beneficially owned by             into            Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (ii) the designation of all of the remaining outstanding ordinary shares and the automatic conversion of all our outstanding convertible redeemable preferred shares into             Class A ordinary shares on a one-for-one-basis upon the completion of this offering; and

•

a pro forma as adjusted basis to give effect to (i) the designation of all ordinary shares beneficially owned by             into             Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (ii) the designation of all of the remaining outstanding ordinary shares and the automatic conversion of all our outstanding convertible redeemable preferred shares into             Class A ordinary shares on a one-for-one-basis upon the completion of this offering; (iii) the issuance and sale of the Class A ordinary shares in the form of ADSs offered hereby at an assumed initial public offering price of US$            per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering is subject to adjustment based on the initial public offering price of the ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2018
	Actual	Pro Forma	Pro Forma as Adjusted
	RMB	RMB	RMB
	(in thousands)
Total mezzanine equity	2,264,477
Shareholders’ deficit:
Ordinary shares	32
Subscription receivable	(32)
Accumulated other comprehensive income	(1,919)
Accumulated deficit	(1,947,710)
Total Meili Auto Holdings Limited shareholder’s deficit	(1,949,629)
Non-controlling interests	(6,053)
Total shareholders’ deficit	(1,955,682)
Total capitalization	308,795

DILUTION

If you invest in ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our convertible redeemable preferred shares which will automatically convert into our Class A ordinary shares upon the completion of this offering.

Our net tangible book value as of December 31, 2018 was approximately US$             million, or US$             per ordinary share as of that date, and US$             per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets, goodwill and total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share from our consolidated total assets, after giving effect to (i) the automatic conversion of all of our outstanding convertible redeemable preferred shares into Class A ordinary shares immediately upon the completion of this offering and (ii) the issuance and sale by us of shares represented by ADSs in this offering at an assumed initial public offering price of US$             per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2018, other than to give effect to (i) the automatic conversion of all of our outstanding convertible redeemable preferred shares into Class A ordinary shares immediately upon the completion of this offering and (ii) the issuance and sale by us of             Class A ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$             per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been US$             million, or US$             per outstanding ordinary share and US$            per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS to investors purchasing ADSs in this offering.

The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Actual net tangible book value per share as of December 31, 2018	US$	US$
Pro forma net tangible book value per share after giving effect to the automatic conversion of all of our outstanding convertible redeemable preferred shares into Class A ordinary shares

Pro forma as adjusted net tangible book value per share after giving effect to (i) the automatic conversion of all of our outstanding convertible redeemable preferred shares into Class A ordinary shares and (ii) this offering

Assumed initial public offering price
Dilution in net tangible book value per share to new investors in the offering

The amount of dilution in net tangible book value to new investors in this offering set forth above is calculated by deducting (i) the pro forma net tangible book value after giving effect to the automatic conversion of our outstanding convertible redeemable preferred shares from (ii) the pro forma net tangible book value after giving effect to the automatic conversion of our convertible redeemable preferred shares and this offering.

The following table summarizes, on a pro forma basis as of December 31, 2018, the differences between existing shareholders, including holders of our convertible redeemable preferred shares, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of Class A ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Total			Total Consideration			US$ Average Price per Ordinary Share Equivalent	Average Price per ADS Equivalent
	Number	Percent		Amount	Percent
Existing shareholders			%	US$		%	US$	US$
New investors			%	US$		%	US$	US$

Total			%	US$		%

A US$1.00 increase (decrease) in the assumed public offering price of US$             per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$             million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$             per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADS offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The discussion and tables above take into consideration the automatic conversions of all of our outstanding convertible redeemable preferred shares immediately upon the completion of this offering, and they do not take into consideration of any outstanding share options. As of the date of this prospectus, there are also (i)             Class A ordinary shares issuable upon exercise of outstanding share options and (ii)             Class A ordinary shares available for future issuance upon the exercise of future grants under our equity incentive plan. If any of these options are exercised, there will be further dilution to new investors.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our operations are conducted in the PRC, and substantially all of our assets are located in the PRC. In addition, most of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors.

We have appointed [Cogency Global Inc.] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Fangda Partners, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States and (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

In addition, Conyers Dill & Pearman has advised us that there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Fangda Partners has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Fangda Partners has advised us further that under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. As there existed no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts.

OUR HISTORY AND CORPORATE STRUCTURE

We commenced our auto financing business in 2014, and we used to operate within Meili Finance. We undertook a restructuring in 2017 to strengthen our positioning as an auto financing solutions provider. In connection with the restructuring, subsidiaries of Meili Finance that engaged in the auto financing business were transferred to Meili Auto, which was established in June 2017 as our current ultimate holding company. In addition, the shareholders of Meili Finance received shares of Meili Auto in proportion to the shares they held in Meili Finance. We conduct our business through our wholly foreign owned enterprises and consolidated VIE in China.

Our Corporate Structure

The following diagram illustrates our corporate structure with our principal subsidiaries, consolidated VIE and its subsidiary as of the date of this prospectus. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%. The relationships among Meili Beijing and Beijing Feima as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)

Its five subsidiaries include Liyun Automobile Consulting Services (Shanghai) Co., Ltd. (PRC), Hangzhou Junkai Automobile Trade Co., Ltd. (PRC), Wuhan Feima Information Technology Co., Ltd. (PRC), Shanghai Xiefang Information Technology Co., Ltd. (PRC) and Xinjiang Meili Auto Information Technology Co., Ltd. (PRC). These subsidiaries are 100% held by Huachang. Huachang and its subsidiaries primarily engage in the facilitation of auto financing transactions.

(2)

Beijing Feima’s subsidiary is Meili Auto Alliance (Beijing) Information Technology Co., Ltd. (PRC), which is 85% held by Beijing Feima. We plan to engage in value-added online services through Beijing Feima.

Contractual Arrangements among Meili Beijing, Beijing Feima and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in VATS in China. As such, we plan to operate VATS business through Beijing Feima, which is our consolidated VIE, and its subsidiaries. We effectively control the consolidated VIE through a series of contractual arrangements with the consolidated VIE, its shareholders and Meili Beijing, as described in more detail below, which collectively enables us to:

•	exercise effective control over our consolidated VIE and its subsidiaries;

•	receive substantially all the economic benefits of our consolidated VIE; and

•	have an exclusive option to purchase all or part of the equity interests in the equity interest in or all or part of the assets of Beijing Feima when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of Beijing Feima and its subsidiaries. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of Fangda Partners, our PRC legal counsel:

•

the ownership structures of Meili Beijing and our consolidated VIE in China, both currently and immediately after giving effect to this offering, do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and

•

the contractual arrangements among Meili Beijing, Beijing Feima and its shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and do not violate any applicable PRC law, regulation, or rule currently in effect, except that the pledges in respect of Beijing Feima’s equity interests would not be deemed validly created until they are registered with the local administration for market regulation.

However, we have been further advised by our PRC legal counsel, Fangda Partners, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors—Risks Relating to Our Corporate Structure.”

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. For additional information, see “Risk Factors—Risks Relating to Our Corporate Structure—Any failure by our consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Such arbitration provisions have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Meili Beijing, our consolidated VIE, Beijing Feima, and its subsidiaries, and the shareholders of Beijing Feima.

Agreements that Provide Us with Effective Control over Our Consolidated VIE and Its Subsidiaries

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Beijing Feima shall pledge all of such shareholder’s equity interest in Beijing Feima as a security interest, as applicable, to respectively guarantee Beijing Feima and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive technology consulting and service agreement, exclusive option agreement and power of attorney. If Beijing Feima or any of its shareholders breaches their contractual obligations under these agreements, Meili Beijing, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Meili Beijing’s rights include being paid in priority with the equity interest of Beijing Feima based on the monetary valuation that such equity interest is converted into or from the proceeds from auction or sale of the equity interest. Each of the shareholders of Beijing Feima agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Meili Beijing, except for the performance of the relevant contractual agreement. Meili Beijing is entitled to collect dividends distributed on the equity interest of Beijing Feima, and Beijing Feima’s shareholders may receive dividends distributed on the equity interest only with prior written consent of Meili Beijing. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed and all secured indebtedness have been fully paid. The shareholders of Beijing Feima have not registered pledges of equity interest of shareholders in Beijing Feima with the relevant offices of the administration for market regulation in accordance with the PRC Property Rights Law.

Power of Attorney. Pursuant to the power of attorney, each shareholder of Beijing Feima has irrevocably authorized Meili Beijing to exercise the following rights relating to all equity interests held by such shareholder in Beijing Feima during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Beijing Feima, including without limitation to: (1) attending shareholders’ meetings of Beijing Feima; (2) exercising all the shareholder’s rights and shareholder’s voting rights such shareholder is entitled to under the laws of China and Beijing Feima’s Articles of Association, including but not limited to the sale or transfer or pledge or disposition of its shareholding in part or in whole; and (3) designate and appoint on behalf of such shareholder the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Beijing Feima. During the period that such shareholders remains a shareholder of Beijing Feima, the power of attorney shall be irrevocable and continuously effective and valid from the date of execution of the power of attorney.

Agreements that Allow Us to Receive Economic Benefits from our Consolidated VIE and Its Subsidiaries

Exclusive Technology Consulting and Service Agreement. Under the exclusive technology consulting and service agreement, Beijing Feima appoints Meili Beijing as its exclusive services provider to provide Beijing Feima with comprehensive technical support, consulting services and other services during the term of the exclusive technology consulting and service agreement. In consideration of the services provided by Meili Beijing, Beijing Feima shall pay Meili Beijing fees equal to 100% of the consolidated basis net profits of Beijing Feima. Meili Beijing shall have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of the exclusive technology consulting and service agreement. Unless terminated in accordance with the provisions of the exclusive technology consulting and service agreement or terminated in writing by Meili Beijing, the exclusive cooperation agreement shall remain effective for ten years commencing from the execution date.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Beijing Feima

Exclusive Option Agreements. Pursuant to the exclusive option agreements, each of Beijing Feima’s shareholders have irrevocably granted Meili Beijing an irrevocable and exclusive right to purchase, or designate one or more persons to purchase the equity interests in Beijing Feima then held by its shareholders once or at multiple times at any time in part or in whole at Meili Beijing’s sole and absolute discretion to the extent permitted by PRC law. The minimum price regulated by PRC law shall be the purchase price. Beijing Feima and its shareholders have agreed that, without Meili Beijing’s prior written consent, Beijing Feima shall not in any manner supplement, change or amend the articles of association of Beijing Feima, increase or decrease its registered capital, change its structure of registered capital in other manners, sell, transfer, mortgage or dispose of in any other manner any legal or beneficial interest in the equity interests in Beijing Feima held by such shareholders, or allow the encumbrance thereon, except for the interest placed in accordance with the equity interest pledge agreement and the power of attorney. Each of the exclusive option agreement has an initial term of ten years and can be renewed for ten years at the option of Meili Beijing.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of comprehensive (loss)/income data and selected consolidated statements of cash flows data for the years ended December 31, 2017 and 2018 and selected consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results to be expected for any future period. The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

Summary Consolidated Statements of Comprehensive (Loss)/Income Data

	Year Ended December 31,
	2017		2018
	RMB	%	RMB	%
	(in thousands, except for percentages)
Net Revenues:
Loan facilitation revenue	294,415	34.0	805,779	48.6
Value-added services revenue	92,130	10.6	232,003	14.0
Net financing income	364,178	42.0	319,741	19.3
Other revenues	115,956	13.4	298,835	18.1

Total net revenues	866,679	100.0	1,656,358	100.0
Cost of revenues	(208,549)	(24.1)	(396,707)	(24.0)

Gross profit	658,130	75.9	1,259,651	76.0

Provision for loans and advances	(373,608)	(43.1)	(238,964)	(14.4)

Total gross profit after provision for loans and advances	284,522	32.8	1,020,687	61.6
Operating expenses:
Sales and marketing	(481,525)	(55.6)	(565,979)	(34.2)
General and administrative	(105,303)	(12.2)	(145,497)	(8.8)
Research and development	(72,296)	(8.3)	(119,609)	(7.2)
Gains from guarantee liabilities	2,126	0.2	122,130	7.4

Total operating expenses	(656,998)	(75.8)	(708,955)	(42.8)

(Loss)/income from operations	(372,476)	(43.0)	311,732	18.8
Interest expense, net	(11,525)	(1.3)	(5,736)	(0.3)
Foreign exchange (losses)/gains	(224)	(0.0)	6,393	0.4
Gains on disposal of subsidiary	25,156	2.9	—	—
Other income, net	2,289	0.3	12,547	0.8

(Loss)/income before income tax expense	(356,780)	(41.2)	324,936	19.6
Income tax expense	(1,723)	(0.2)	(6,471)	(0.4)

Net (loss)/income	(358,503)	(41.4)	318,465	19.2

Summary Consolidated Balance Sheets Data

	As of December 31,
	2017	2018
	RMB	RMB
	(in thousands)
Cash and cash equivalents	210,982	78,761
Restricted cash	99,748	781,869
Short-term investments	7,800	—
Total loans and advances, net	7,373,733	4,281,646
Total assets	8,097,110	5,883,592
Short-term borrowings	55,450	20,100
Total payable to funding partners	6,216,836	3,902,714
Guarantee liabilities	172,701	336,506
Total liabilities	8,830,971	5,574,797
Mezzanine equity	699,717	2,264,477
Total shareholders’ deficit	(1,433,578)	(1,955,682)

Summary Consolidated Statements of Cash Flows Data

	Year Ended December 31,
	2017	2018
	RMB	RMB
	(in thousands)
Net cash generated from operating activities	36,710	419,463
Net cash (used in)/generated from investing activities	(3,730,012)	2,853,316
Net cash generated from/(used in) financing activities	3,858,915	(2,720,386)
Cash and cash equivalents, restricted cash at the beginning of the year	144,543	310,730
Cash and cash equivalents, restricted cash at the end of the year	310,730	860,630

Key Operating Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

	As of/for the Year Ended December 31,		As of/for the Six Months Ended June 30,
	2017	2018	2018	2019
Amount of auto financing transactions (RMB in thousands)	10,944,544	15,273,061	6,062,021	9,118,351
Outstanding balance of auto financing transactions (RMB in thousands)	11,435,490	18,546,772	13,889,783	21,880,665
Number of auto financing transactions	175,796	233,291	95,700	128,793
Number of registered dealers	34,316	63,329	43,595	74,918
M1+ overdue ratio (%)	1.3	1.3	1.5	1.6
M3+ overdue ratio (%)	0.7	0.7	0.9	0.8
Percentage of credit decisions made automatically (%)	19.0	53.1	41.5	71.0

Non-GAAP Financial Measure

We use adjusted net (loss)/income, which is an non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net (loss)/income represents net loss or income before share-based compensation expenses and impairment of goodwill. We believe that such non-GAAP financial measure helps identify underlying trends in our business that could otherwise be distorted by the effects of share-based compensation expenses and impairment of goodwill. We believe that such non-GAAP financial measure also provides useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. It should not be considered in isolation or construed as alternatives to net loss or income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measures, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measure differently, limiting its usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of the non-GAAP financial measure for the periods indicated:

	Year ended December 31,
	2017	2018
	RMB	RMB
	(in thousands)
Net (loss)/income	(358,503)	318,465
Add: Share-based compensation expenses	2,803	8,618
Add: Impairment of goodwill	7,044	—

Adjusted net (loss)/income	(348,656)	327,083

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and in this prospectus, particularly in the section titled “Risk Factors.”

Overview

We are a pioneer and leader in China’s used car financing market, focusing on facilitating loans from financial institutions to prime customers in used car transactions. We facilitated a total of 206,116 used car financing transactions in 2018, which ranked us among top three used car financing solution providers in China, according to the Frost & Sullivan Report. In the six months ended June 30, 2019, we facilitated 112,682 used car financing transactions with a total value of RMB7,886.7 million, representing a 43.1% increase from the transaction value in the six months ended June 30, 2018.

Used car financing is a nascent and fast-growing market in China. According to the Frost & Sullivan Report, China’s used car financing market grew at a CAGR of 81.3% from RMB7.7 billion in 2013 to RMB150.2 billion in 2018. In the meantime, the used car financing market presents massive untapped potential for financial solution providers. As per capita disposable income rises in China, a massive number of prime consumers have become capable of financing used car purchases on credit. Nonetheless, these prime consumers have been underserved by traditional financial institutions due to such institutions’ lack of salesforce to cover China’s dispersed dealer network as well as industry knowhow, including the ability of assessing the value of used cars. As a first mover in the market, we leverage our offline salesforce, industry knowledge and data-driven proprietary technology to enable prime consumers to access car loans from financial institutions.

We have continually expanded our cooperation with financial institutions in recent years. The amount of auto financing transactions we facilitated with financial institutions increased by 106.9% from RMB7.0 billion in 2017 to RMB14.5 billion in 2018, and increased by 68.8% from RMB5.4 billion in the six months ended June 30, 2018 to RMB9.1 billion in the six months ended June 30, 2019. We have a diversified roster of financial institution partners, including internet banks, large national banks and joint stock banks. We have strengthened relationships with reputable financial institutions that offer higher lines of credit and lower interest rates to customers. The average annualized interest rate charged by our funding partners decreased from 9.1% in 2017 to 8.4% in the six months ended June 30, 2019. As we collaborate exclusively with institutions, instead of retail investors, we are able to significantly reduce our compliance risk compared to other consumer financing service platforms.

We facilitated 175,796 and 233,291 auto financing transactions in 2017 and 2018, respectively, representing an increase of 32.7%, and 95,700 and 128,793 auto financing transactions in the six months ended June 30, 2018 and 2019, respectively, representing an increase of 34.6%. The outstanding balance of auto financing transactions we facilitated was RMB21.9 billion as of June 30, 2019, representing an increase of 18.0% from December 31, 2018.

We derive revenue primarily through used car loan facilitation. Our total net revenues grew to RMB1,656.4 million in 2018, representing an increase of 91.1% from 2017. Our net income was RMB318.5 million in 2018, compared to a net loss of RMB358.5 million in 2017.

Key Factors Affecting Our Results of Operations

Market Conditions and Industry Policies in China

The demand for our solutions is dependent upon overall market conditions in China. China’s auto financing market, especially the used car financing market, may be affected by, among other factors, general economic conditions in China, the growth of disposable income, the growth of car sales, car PARC as well as the availability and cost of credit available to finance used car purchases. Car buyers have been increasingly willing to finance car purchases with debt. The growth of our business will depend on part of the continuation of these trends.

Government policies affecting the used car financing market in China are developing and evolving, creating both challenges and opportunities that could affect our financial performance. In contrast to certain other financial technology industries, the regulatory authorities in the PRC have not imposed any regulations to materially restrict the used car financing market. Instead, the regulatory authorities have introduced favorable policies and regulations that benefit the used car market. Examples of favorable regulatory changes include the elimination of restrictions on transfers of used cars and the raising of the maximum permitted loan-to-value ratio to 70%. We believe such regulatory changes have contributed to the growth of our business in recent years. We will continually monitor regulatory developments and make necessary adjustments. While new regulations may create additional market opportunities for us, they may also result in new restrictions on our business.

Our Solution Offerings

We facilitate financing solutions for car purchases as well as provide various related value-added services in China. Our revenue growth depends on our abilities to improve our existing solutions and services, enhance user experience, expand offline sales network and capture new opportunities to provide value-added services. Our revenue growth also depends on our ability to enhance the internal risk control and prudentially apply our “data-driven” artificial intelligence technology in risk management model, as well as our abilities to effectively price our solutions and services and monetize new business opportunities.

We historically derived the majority of our revenues from facilitating auto financing solutions. As such, our financial performance depends in part on our ability to collaborate with our funding partners to offer auto financing solutions that are attractive to prospective car buyers. To complement our auto financing solutions, we also facilitate the sale of insurance solutions from insurance brokers and companies. Such business initiatives and our ability to execute and expand them will affect the growth of our business and profitability. Since our other service offerings may have different pricing strategies and cost structures, expansion of our business and changes to our revenue mix may affect our financial position and profitability.

Car Buyer Engagement and Sales Model

Our revenue growth has been largely driven by the expansion of our prospective car buyers and the corresponding increase in the amount of auto financing solutions and other value-added services we provide to them. We engage our prospective car buyers through two models, namely the direct sales model and third-party sales model, which involve different cost structures. Under the direct sales model, our in-house sales team is responsible for explaining our auto financing solutions to prospective car buyers and assisting them in completing their credit applications. We record commissions for our in-house sales representatives as cost of revenue and their base salary as sales and marketing expenses. Under the third-party sales model, employees of third-party sales agents or dealers are responsible for engaging car buyers. A dealer receives commissions from the relevant funding partner. A third-party sales agent may receive commissions from us or the relevant funding partner, depending on the arrangement among us, the third-party sales agent and the relevant funding partner. Commissions paid by us are recorded as sales and marketing expenses.

We have transitioned from a third-party sales model to a direct sales model in most of our markets. While we believe our in-house sales team enables us to execute our sales strategy more effectively and deliver higher quality services to car buyers, we have also experienced an increase in sales and marketing expenses due to the expansion of our in-house sales team. Our financial performance will be affected by our ability to deploy our in-house sales team in a cost-efficient manner.

Collaboration with Funding Partners

We collaborate with different types of funding partners, which are currently mostly banks. Compared to other types of funding partners, we prefer to collaborate with financial institutions, which are typically capable of providing high volumes of stable funding at lower interest rates to car buyers, while adhering to more stringent compliance standards. The growth of our business is dependent on our abilities to expand both the number of high quality funding partners we collaborate with and the volumes of funding from them. Whether our efforts will be successful will depend on our ability to provide attractive value propositions to our existing and potential funding partners. As a result of our strong credit assessment capability and efficient customer acquisition, we have been able to gradually strengthen the relationships with reputable financial institutions. As a result, we have witnessed a steady downward trend in the average annualized interest rate charged by our funding partners, from 9.1% in 2017 to 8.4% in the first six months of 2019. The growth of our business will depend in part on our ability to sustain such trend.

Our different arrangements with funding partners affect the accounting treatment for the financing transactions that we facilitate. For funding partners that are financial institutions with strong credit assessment capabilities that rely on their own credit assessment process in determining whether to grant loans and setting the interest rate for the loans, we advance funds to borrowers only after the relevant financial institutions have approved loans to the borrowers. In such case, we do not view ourselves as the primary financing provider and recognize loan facilitation revenue when our services are rendered. We refer to such loans as off-balance sheet loans. For other funding partners, we decide whether to grant loans to borrowers based on our own credit assessment, and therefore we view ourselves as the primary financing provider, record such loans as loans and advances on our balance sheet and recognize net financing income. As such, the types of funding partners we cooperate with and our arrangements with them have had, and are expected to continue to have, significant impact on our financial statements. For example, we significantly increased our cooperation with financial institutions that rely on their own credit assessment process and reduced cooperation with other funding partners in 2018, and as a result, our loan facilitation revenue increased sharply while our net financing income decreased. Such shift in the composition of our funding source also caused loans and advances, as well as payable to funding partners, recorded on our balance sheet to decrease significantly. We expect such trend to continue in the near future as we expect to continue to expand cooperation with funding partners that are financial institutions that rely on their own credit assessment process. We may also enter into new types of funding arrangements in response to our future business needs and changing market conditions.

Effectiveness of Our Credit Assessment and Risk Management

Our ability to perform credit assessment efficiently affects our ability to attract and retain car buyers. Over the past few years, we have improved the efficiency of our credit assessment process as we have been shifting from manual operation to a data-driven artificial intelligence system in credit assessment. The average time to process an application has decreased to 10 minutes in the first six months of 2019. In addition, our credit assessment capability affects our results of operations as we bear credit risk for loans that car buyers obtain from funding partners. At the early stage of a car buyer’s delinquency, we are obligated to make the overdue payment to the relevant funding partner. We are also typically obligated to purchase the financing receivables from the relevant funding partner upon an event of default as specified in the agreement with such funding partner, such as (i) three consecutive delinquencies, which means three consecutive payments that have been missed, each exceeding seven days or (ii) a cumulative number of six delinquencies that each exceeds seven days. As assurance of such obligation, we provide a security deposit that typically equals to a percentage of the outstanding balance or the amount of the loans provided by the relevant funding partner to car buyers referred by us. Based on our historical experience of borrower defaults, we recognize allowance for loans and advances with respect to on-balance sheet loans, and we recognize guarantee liabilities for off-balance sheet loans.

After a delinquency occurs, we aim to collect repayments and/or obtain the car collateral from the car buyer. We rely on our delinquent asset management team and third-party collection agents to collect repayments and obtain the car collateral at different stages of delinquent asset management process. Our ability to collect repayments and obtain car collateral in a cost-effective way will affect our results of operations.

Credit Performance

We monitor credit performance based on M1+ overdue ratio and M3+ overdue ratio. We define “M1+ overdue ratio” as (i) exposure at risk relating to auto financing transactions for which any installment payment is 31 or more calendar days past due as of a specified date, excluding amounts of principal that have been charged off, divided by (ii) exposure at risk relating to all auto financing transactions which remain outstanding as of such date, excluding amounts of principal that have been charged off. We define “M3+ overdue ratio” as (i) exposure at risk relating to auto financing transactions for which any installment payment is 91 or more calendar days past due as of a specified date, excluding amounts of principal that have been charged off, divided by (ii) exposure at risk relating to all auto financing transactions which remain outstanding as of such date, excluding amounts of principal that have been charged off.

The table below sets forth M1+ overdue ratio and M3+ overdue ratio for all auto financing transactions which we facilitated and remained outstanding as of the specified dates.

	As of
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2017				2018				2019
	(%)
M1+ overdue ratio	1.3	1.1	1.2	1.3	1.6	1.5	1.3	1.3	1.4	1.6
M3+ overdue ratio	0.5	0.6	0.5	0.7	0.7	0.9	0.7	0.7	0.7	0.8

We have been able to maintain relatively stable overdue ratios over the periods presented, while we significantly expanded the outstanding balance of auto financing transactions.

Components of Our Results of Operations

Revenues

Our revenues are comprised of loan facilitation revenue, value-added services revenue, net financing income and other revenues. Our revenues are primarily generated by our loan facilitation services, value-added services, such as insurance referrals, and others.

When we cooperate with funding partners that are financial institutions with strong credit assessment capabilities that rely on their own credit assessment process in determining whether to grant loans and setting the interest rate for the loans, we advance funds to borrowers only after the relevant financial institutions have approved loans to the borrowers, and in such case, we do not view ourselves as the primary financing provider and recognize loan facilitation revenue when our services are rendered and the performance obligation is satisfied. We refer to such loans as off-balance sheet loans.

When we cooperate with other funding partners, we decide whether to grant loans to borrowers. In such case, we view ourselves as the primary financing provider, record such loans as loans and advances on our balance sheet and recognize net financing income, which represents the difference between our financing income from loans to borrowers and our related financing costs and is amortized over the contractual life of the loans using the effective interest method.

Our value-added service revenue represents fees for our value-added services, such as insurance referrals to insurance brokers or insurance companies and registration of license plates and collaterals with the relevant government authorities.

Our other revenues primarily include revenues from providing operation support services, which primarily includes risk management and loan collection, and customer referral services to Youyong Holdings Limited, or Youyong, a related party that provides consumer financing solutions.

The following table sets forth the breakdown of our total net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	Year Ended December 31,
	2017		2018
	RMB	%	RMB	%
	(in thousands, except for percentages)
Net revenues:
Loan facilitation revenue	294,415	34.0	805,779	48.6
Value-added services revenue	92,130	10.6	232,003	14.0
Net financing income	364,178	42.0	319,741	19.3
Other revenues	115,956	13.4	298,835	18.1

Total net revenues	866,679	100.0	1,656,358	100.0

Cost of Revenues

Our cost of revenues primarily consists of commissions for our in-house sales, salaries and benefits expenses for personnel involved in risk control and loan facilitation services, cost of GPS tracking devices and others. The following table sets forth components of our cost of revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	Year Ended December 31,
	2017		2018
	RMB	%	RMB	%
	(in thousands, except for percentages)
Cost of revenues:
Commissions	96,877	11.2	195,556	11.8
Salaries and benefits expenses	5,004	0.6	87,899	5.2
GPS tracking devices	60,314	7.0	60,813	3.7
Others	46,354	5.3	52,439	3.2

Total	208,549	24.1	396,707	24.0

Provision for Loans and Advances

We calculate allowance for losses on our loans and advances based on our historical loss experience using a roll rate-based model. Roll rate indicates the percentage of borrowers who become increasingly delinquent in their accounts. We also adjust the allowance based on loss-to-sale model, which takes into account characteristics of consumer behavior and macroeconomic conditions. For information regarding our accounting policy related to allowance for loans and advances, see “—Critical Accounting Policies, Judgments and Estimates—Allowance for Loans and Advances.” We recognize any change in allowance for loans and advances as provision for loans and advances for the relevant period.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, research and development expenses and gains from guarantee liabilities. The following table sets forth our operating expenses, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	Year Ended December 31,
	2017		2018
	RMB	%	RMB	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing	481,525	55.6	565,979	34.2
General and administrative	105,303	12.2	145,497	8.8
Research and development	72,296	8.3	119,609	7.2
Gains from guarantee liabilities	(2,126)	(0.2)	(122,130)	(7.4)

Total	656,998	75.8	708,955	42.8

Sales and Marketing

Our sales and marketing expenses primarily consist of salaries, benefits and share-based compensation for our sales and marketing personnel (but excluding commissions), commissions for the third-party sales agents, professional service fees, marketing promotion fees, sales office rental and sales office administrative expenses and costs incurred in other marketing activities.

General and Administrative

Our general and administrative expenses primarily consist of salaries, benefits and share-based compensation for employees engaged in management and administration positions or involved in general corporate functions, office rental for general corporate purposes, professional service fees, surcharges and depreciation.

Research and Development

Research and development expenses primarily consist of salaries, benefits and share-based compensation for employees engaged in developing and improving our technology infrastructure as well as professional and other service fees.

Gains from Guarantee Liabilities

For our off-balance sheet loans, we provide guarantees to our funding partners on the loans we facilitate, as we refer the car buyers to them. Therefore, we record the non-contingent aspect of guarantee liability at fair value on our balance sheet at the inception of the loans. Subsequently, the contingent loss arising from the obligation to make future payments is recognized when the car buyer’s default is probable and the amount of loss is estimable. The non-contingent aspect of guarantee liability is reduced as we are released from the underlying risk when the loan is repaid by the car buyer or when the funding partner is compensated in the event of a default. Changes in the guarantee liability are recognized in the statements of comprehensive (loss)/income over the term of the loan.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first two million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%. The current tax expense of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the year ended December 31, 2017, and 8.25% for the year ended December 31, 2018.

China

Generally, our subsidiary and consolidated variable interest entity in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 6% on the services we provide to customers, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority, in which case the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods presented, in absolute amount and as a percentage of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2017		2018
	RMB	%	RMB	%
	(in thousands, except for percentages)
Net Revenues:
Loan facilitation revenue	294,415	34.0	805,779	48.6
Value-added services revenue	92,130	10.6	232,003	14.0
Net financing income	364,178	42.0	319,741	19.3
Other revenues	115,956	13.4	298,835	18.1

Total net revenues	866,679	100.0	1,656,358	100.0
Cost of revenues	(208,549)	(24.1)	(396,707)	(24.0)

Gross profit	658,130	75.9	1,259,651	76.0

Provision for loans and advances	(373,608)	(43.1)	(238,964)	(14.4)

Total gross profit after provision for loans and advances	284,522	32.8	1,020,687	61.6
Operating expenses:
Sales and marketing	(481,525)	(55.6)	(565,979)	(34.2)
General and administrative	(105,303)	(12.2)	(145,497)	(8.8)
Research and development	(72,296)	(8.3)	(119,609)	(7.2)
Gains from guarantee liabilities	2,126	0.2	122,130	7.4

Total operating expenses	(656,998)	(75.8)	(708,955)	(42.8)

(Loss)/income from operations	(372,476)	(43.0)	311,732	18.8
Interest expense, net	(11,525)	(1.3)	(5,736)	(0.3)
Foreign exchange (losses)/gains	(224)	(0.0)	6,393	0.4
Gains on disposal of subsidiary	25,156	2.9	—	—
Other income, net	2,289	0.3	12,547	0.8

(Loss)/income before income tax expense	(356,780)	(41.2)	324,936	19.6
Income tax expense	(1,723)	(0.2)	(6,471)	(0.4)

Net (loss)/income	(358,503)	(41.4)	318,465	19.2

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Total net revenues. Our total net revenues increased by 91.1% from RMB866.7 million in 2017 to RMB1,656.4 million in 2018, primarily due to the increases in (i) loan facilitation revenue from RMB294.4 million in 2017 to RMB805.8 million in 2018, (ii) value-added services revenue from RMB92.1 million in 2017 to RMB232.0 million in 2018 and (iii) other revenues from RMB116.0 million in 2017 to RMB298.8 million in 2018, which were partially offset by a decrease in net financing income from RMB364.2 million in 2017 to RMB319.7 million in 2018.

The increase in loan facilitation revenue was primarily due to a significant increase in the amount of off-balance sheet loans we facilitated from RMB3.5 billion in 2017 to RMB13.9 billion in 2018.

The increase in value-added services revenue was primarily due to (i) an increase in revenue from insurance referrals as we started to offer two new types of insurance, accident insurance and anti-theft insurance, in 2018, and (ii) an increase in revenue from services for registration of license plates and collaterals with the relevant government authorities.

The decrease in net financing income was primarily due to the shift in our focus to facilitation of loans provided by financial institutions that rely on their own credit assessment process. We decreased our cooperation with funding partners that relied on us for credit assessment in 2018 and loans and advances recorded on our balance sheet decreased accordingly.

The increase in other revenues was primarily due to the increase in revenues from providing operation support services and customer referral services to a related party, Youyong. The revenue from operation support services increased from RMB64.9 million in 2017 to RMB212.5 million in 2018. We started to recognize revenue from operation support services after our restructuring in late 2017. We expect our revenue from operation support services to significantly decrease in 2019, as Youyong starts to rely on its own staff for risk management and loan collection tasks. The revenue from customer referral services increased from RMB48.1 million in 2017 to RMB76.8 million in 2018 due to an increase in the number of customer referrals in 2018.

Cost of revenues. Our cost of revenues increased from RMB208.5 million in 2017 to RMB396.7 million in 2018 mainly as a result of an increase in the number and amount of loan transactions we facilitated and the accompanying increase in the commissions paid to our in-house sales team and cost of GPS tracking devices.

Gross profit. As a result of the above, our gross profit increased from RMB658.1 million in 2017 to RMB1,259.7 million in 2018. Our gross profit margin remained relatively stable at 75.9% in 2017 and 76.0% in 2018.

Provision for loans and advances. Our provision for loans and advances decreased from RMB373.6 million in 2017 to RMB239.0 million in 2018, primarily due to a decrease in our loans and advances as we decreased cooperation with funding partners that relied on us for credit assessment in 2018.

Operating expenses. Our total operating expenses increased from RMB657.0 million in 2017 to RMB709.0 million in 2018, primarily attributable to increases in sales and marketing expenses, general and administrative expenses, as well as research and development expenses, partially offset by an increase in gains from guarantee liabilities.

•

Sales and marketing expenses. Our sales and marketing expenses increased from RMB481.5 million in 2017 to RMB566.0 million in 2018. The increase was primarily due to an increase in total compensation for our sales staff, which was driven by an expansion of our sales team. Our sales and marketing expenses as a percentage of our total net revenues decreased from 55.6% in 2017 to 34.2% in 2018, primarily as a result of the rapid increase in loan facilitation revenue and value-added services revenue.

•

General and administrative expenses. Our general and administrative expenses increased from RMB105.3 million in 2017 to RMB145.5 million in 2018, as administrative personnel of subsidiaries of Meili Finance that engaged in auto financing business were transferred to our company in late 2017 as part of our restructuring. Our general and administrative expenses as a percentage of our total net revenues decreased from 12.2% in 2017 to 8.8% in 2018.

•

Research and development expenses. Our research and development expenses increased from RMB72.3 million in 2017 to RMB119.6 million in 2018, as research and development personnel of subsidiaries of Meili Finance that engaged in auto financing business were transferred to our company in late 2017 as part of our restructuring. Our research and development expenses as a percentage of our total net revenues decreased from 8.3% in 2017 to 7.2% in 2018.

•

Gains from guarantee liabilities. Our gains from guarantee liabilities increased from RMB2.1 million in 2017 to RMB122.1 million in 2018, primarily due to a decrease in the expected credit loss on outstanding off-balance sheet loans.

Interest expense, net. Our interest expense decreased from RMB11.5 million in 2017 to RMB5.7 million in 2018, primarily due to a decrease in the amount of borrowings.

Foreign exchange (losses)/gains. We recognized foreign exchange losses of RMB0.2 million in 2017. We recognized foreign exchange gains of RMB6.4 million in 2018.

Gains on disposal of subsidiary. We recognized gains on disposal of subsidiary of RMB25.2 million in 2017 related to the disposal of Yingtan Hi-tech Industrial Park Huixin Micro-credit Co., Ltd. We did not recognize any investment gain or loss in 2018.

Other income, net. Our other income increased from RMB2.3 million in 2017 to RMB12.5 million in 2018, primarily due to government subsidies and tax refunds we received in 2018.

Income tax expense. Our income tax expense increased from RMB1.7 million in 2017 to RMB6.5 million in 2018 due to an increase in taxable income.

Net (loss)/income. As a result of the foregoing, we incurred net loss of RMB358.5 million in 2017, and recorded net income of RMB318.5 million in 2018. Our net margin for 2018 was 19.2%.

Off-Balance Sheet Arrangements

We have entered into arrangements with funding partners that are financial institutions with strong credit assessment capabilities that rely on their own credit assessment process in determining whether to grant loans and setting the interest rate for the loans. Under our arrangements with such financial institutions, we advance funds to borrowers only after the relevant financial institutions have approved loans to the borrowers, and in such case, we do not view ourselves as the primary financing provider and recognize loan facilitation revenue when our services are rendered. We are also obligated to provide guarantee on the loans extended by such financial institutions and purchase the relevant financing receivables from them upon certain specified events of default by car buyers. As of December 31, 2018, we recorded guarantee liabilities related to such arrangements of RMB336.5 million. We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties that were not disclosed.

As of December 31, 2018, the maximum potential undiscounted future payment we would be required to make for off-balance sheet loans was RMB13,851.4 million.

The following tables set forth the outstanding balance for our on- and off-balance sheet loans as of the end of the periods presented and the amount of on- and off-balance sheet loans we facilitated during the periods presented:

	As of December 31,
	2017		2018
	RMB	%	RMB	%
	(in thousands, except for percentages)
Outstanding balance of on-balance sheet loans	8,123,803	71.0	4,695,418	25.3
Outstanding balance of off-balance sheet loans	3,311,687	29.0	13,851,354	74.7

Total outstanding balance	11,435,490	100.0	18,546,772	100.0

	Year Ended December 31,
	2017		2018
	RMB	%	RMB	%
	(in thousands, except for percentages)
On-balance sheet loans facilitated	7,414,084	67.7	1,382,141	9.0
Off-balance sheet loans facilitated	3,530,460	32.3	13,890,920	91.0

Total amount	10,944,544	100.0	15,273,061	100.0

The decrease in our outstanding balance of on-balance sheet loans corresponds with a decrease of our total loans and advances, net from RMB7,373.7 million as of December 31, 2017 to RMB4,281.6 million as of December 31, 2018. The decrease in total loans and advances, net contributed to the decrease of our total assets from RMB8,097.1 million as of December 31, 2017 to RMB5,883.6 million as of December 31, 2018. Our total loans and advances, net differs from outstanding balance of on-balance sheet loans, because total loans and advances, net excludes the amounts that have been charged off and includes delinquent off-balance sheet loans that we purchase from the relevant funding partners.

Liquidity and Capital Resources

Our primary sources of liquidity have been from the issuance of equity securities and cash provided by operating activities, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. In 2017 and 2018, net cash generated from operating activities was RMB36.7 million and RMB419.5 million, respectively.

We have obtained equity financing in the form of convertible redeemable preferred shares, which are recorded as mezzanine equity on our balance sheet. As of December 31, 2018, our total mezzanine equity was RMB2,264.5 million, and our total shareholders’ deficit was RMB1,995.7 million. All of our outstanding convertible redeemable preferred shares will be converted into Class A ordinary shares on a one-for-one basis upon the completion of this offering, which will result in a change in our capitalization. For further information, see “Capitalization.”

As of December 31, 2018, we had cash and cash equivalents of RMB78.8 million, as compared to cash and cash equivalents of RMB211.0 million as of December 31, 2017.

As of December 31, 2018, we had restricted cash of RMB781.9 million, as compared to restricted cash of RMB99.7 million as of December 31, 2017. Restricted cash primarily consists of security deposits for the guarantees we provided to our funding partners for the repayment of the loans we facilitated, which are held in escrow accounts of the funding partners and are required to be maintained at a fixed percentage of the outstanding balance or the amounts of the loans provided by the relevant funding partners to the car buyers referred by us. Such restricted cash is not available to fund our general liquidity needs.

Our wholly owned subsidiary in China, Huachang, engages in financial lease business and typically pre-finances car purchases in the form of financial leases before proceeds from loans granted by our funding partners are disbursed to the car buyers. Pursuant to the relevant regulations, Huachang’s loans and advances may not exceed ten times of its total net assets.

We believe that our anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Risk Factors—Risks Relating to Our Business and Industry—We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.”

Our ability to manage our working capital, including receivables and other assets and accrued expenses and other liabilities, may materially affect our financial condition and results of operations.

The following table sets forth a summary of our cash flows for the years presented:

	Year Ended December 31,
	2017	2018
	RMB	RMB
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from operating activities	36,710	419,463
Net cash (used in)/generated from investing activities	(3,730,012)	2,853,316
Net cash generated from/(used in) financing activities	3,858,915	(2,720,386)
Cash and cash equivalents, restricted cash at the beginning of the year	144,543	310,730
Cash and cash equivalents, restricted cash at the end of the year	310,730	860,630

Operating Activities

Net cash generated from operating activities was RMB419.5 million in 2018, primarily due to net income of RMB318.5 million, adjusted for (i) non-cash gains and losses, primarily consisting of provision for loans and advances of RMB239.0 million, gains from guarantee liabilities of RMB122.1 million, depreciation and amortization of RMB12.6 million, and share-based compensation of RMB8.6 million, and (ii) changes in working capital, primarily consisting of an increase in guarantee liabilities of RMB285.9 million, a decrease in prepaid expenses and other assets of RMB104.3 million relating to a decrease in deposits paid to certain funding partners and an increase in accrued expenses and other current liabilities of RMB85.7 million mainly due to an increase in salaries payable as a result of our increased number of employees, which was partially offset by an increase in amounts due from related parties of RMB342.0 million primarily in relation to an increase in operation support services provided to Youyong.

Net cash generated from operating activities was RMB36.7 million in 2017, primarily due to net loss of RMB358.5 million, adjusted for (i) non-cash gains and losses, primarily consisting of provision for loans and advances of RMB373.6 million, gains on disposal of subsidiary of RMB25.2 million, impairment loss of RMB9.2 million, depreciation and amortization of RMB3.2 million, share-based compensation of RMB2.8 million and gains from guarantee liabilities of RMB2.1 million, and (ii) changes in working capital, primarily consisting of an increase in amounts due to related parties of RMB273.6 million mainly due to an increase in service from Lendora Holdings Limited, an increase in guarantee liabilities of RMB160.4 million, which was partially offset by an increase in prepaid expenses and other assets of RMB464.3 million as a result of increases in deposits paid to certain funding partners and prepaid social insurance and an increase in amounts due from related parties of RMB49.7 million as a result of an increase in operation support services provided to Youyong.

Investing Activities

Net cash generated from investing activities was RMB2,853.3 million in 2018, which was primarily attributable to proceeds from collection of loan principal of RMB4,263.2 million, partially offset by payments to originate loan principal of RMB1,382.1 million. We decreased cooperation with funding partners that relied on us for credit assessment in 2018 and therefore originated significantly less amount of loans and advances on our balance sheet than collection of loan principal in 2018.

Net cash used in investing activities was RMB3,730.0 million in 2017, which was primarily attributable to payments to originate loan principal of RMB7,414.1 million as we cooperated with more funding partners that relied on us for credit assessment, partially offset by proceeds from collection of loan principal of RMB3,681.9 million.

Financing Activities

Net cash used in financing activities was RMB2,720.4 million in 2018, which was primarily attributable to principal payments on payable to funding partners of RMB4,820.5 million, which was partially offset by (i) proceeds from payable to funding partners of RMB1,392.1 million and (ii) proceeds from issuance of convertible redeemable preferred shares of RMB742.2 million. We decreased cooperation with funding partners that relied on us for credit assessments in 2018 and therefore repaid significantly larger amount of borrowings than new borrowings from such funding partners in 2018.

Net cash generated from financing activities was RMB3,858.9 million in 2017, which was primarily attributable to proceeds from payable to funding partners of RMB7,444.3 million, partially offset by principal payments on payable to funding partners of RMB3,453.1 million, both of which reflected our cooperation with funding partners that relied on us for credit assessments in 2017.

Capital Expenditures

We made capital expenditures of RMB7.0 million and RMB21.5 million in 2017 and 2018, respectively. In these years, our capital expenditures were mainly used for purchases of equipment and intangible assets and leasehold improvements. We will continue to make capital expenditures to meet the expected growth of our business.

Commitments

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment due by year
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	RMB
	(in thousands)
Operating lease commitments	20,118	17,376	2,742	—	—

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiary, consolidated VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, our consolidated VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated VIE and its subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, December 2017 and December 2018 were increases of 2.0%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

All of our revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our company is the U.S. dollar. The functional currency of our subsidiary in the PRC, the VIE and the VIE’s subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, we had foreign exchange losses, net, of RMB0.2 million in 2017 and foreign exchange gains, net, of RMB6.4 million in 2018.

We do not believe that we currently have significant direct foreign currency risk and have not used derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign currency risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBoC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollars between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollars had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollars, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB appreciated approximately 6.3% against the U.S. dollar. In 2018, however, the RMB depreciated approximately 5.7% against the U.S. dollar. In 2019, the RMB has continued to depreciate against the U.S. dollar. It remains unclear what fluctuations may occur in future. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollars in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollars in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollars amounts available to us.

We estimate that we will receive net proceeds of approximately US$            million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$             per ADS, the mid-point of the estimated range of the initial public offering price. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollars against the Renminbi, from the exchange rate of RMB             for US$1.00 as of                     , 2019 to a rate of RMB            to US$1.00, will result in an increase of RMB             million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB             for US$1.00 as of                     , 2019 to a rate of RMB            to US$1.00, will result in a decrease of RMB            million in our net proceeds from this offering.

Interest Rate Risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we could be exposed to material risks due to changes in market interest rate in the future.

After the completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

We generate revenue primarily by providing loan facilitation services, value-added services and others. We entered into cooperation arrangements with various funding partners. After our credit assessment processes, borrowers are recommended to funding partners. Our arrangements with funding partners can be broadly categorized into two types.

In the first type of arrangement, we may advance funds to the borrowers after the loan is approved by funding partners. We provide intermediary matching services to both the borrowers and the third-party funding partner, which we describe as a loan facilitation service and loan facilitation revenue is recognized.

In the second type of arrangement, we make the decision of granting the funds to borrowers and therefore we record loans and advances to borrowers and payables to funding partners, respectively. We recognize financing income and financing expense for such arrangements.

Loan Facilitation Revenue

We have elected to early adopt the ASC 606, Revenue from Contracts with Customers for all periods presented. Consistent with the criteria of ASC 606, we recognize loan facilitation revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which we expect to receive in exchange for those services.

To achieve that core principle, an entity should apply five steps defined under ASC 606. We assess our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent. We identify a single performance obligation for every loan facilitated.

Revenue is recorded net of value-added tax and related surcharges collected from customer that are subsequently remitted to government authorities as well as cash incentives.

According to ASC 606, the loan facilitation revenue is recognized at a point in time when the service is rendered and the performance obligation is satisfied.

Value-added Services Revenue

We provide customers with other services such as insurance referral service and registration of license plates and collaterals with the relevant government authorities during used car purchasing transactions. Such value-added services revenue is recognized at a point in time when the service is rendered and the performance obligation is satisfied.

Net Financing Income

Financing income on loans which are amortized over the contractual life of the related loans are recognized in accordance with ASC 310, “Receivables” using the effective interest method.

Financing income includes the amortization of any discount or premium or differences between the initial carrying amount of an interest-bearing asset and its amount at maturity calculated using the effective interest basis.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating the interest on loans over the years. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument. When calculating the effective interest rate, we estimate cash flows considering all contractual terms of the financial instrument but do not consider future credit losses.

Other Revenues

Other revenues primarily include revenues from providing operation support services, which includes risk management and loan collection, and customer referral services. Other revenues are recognized when the promised services are transferred to customers with the amount that reflects the consideration to which we expect to receive in exchange for the promised services. The revenue of referral service is recognized at a point in time when the service is rendered and the performance obligation is satisfied, and others are recognized on a work load basis over the term of the agreement since the customer simultaneously receives and consumes benefits provided by our performance as we perform during the term of the contract.

Guarantee Liabilities

The third-party funding partners offer financing solutions to the borrowers and we are required to provide a guarantee in the event of delinquency. The guarantee liability is exempted from being accounted for as a derivative in accordance with ASC 815-10-15-58.

The guarantee liabilities consist of two components. Our obligation to stand ready to make delinquent payments or to purchase the loan over the term of the arrangement (the non-contingent aspect) is accounted for in accordance with ASC 460 Guarantees (“ASC 460”). The contingent obligation relating to the contingent loss arising from the arrangement is accounted for in accordance with ASC 450 Contingencies (“ASC 450”). At inception, we recognize the non-contingent aspect of the guarantee liabilities at fair value, which considers the premium required by a third party market participant to issue the same risk assurance in a standalone transaction.

Subsequent to the initial recognition, the non-contingent aspect of the guarantee liabilities are reduced over the term of the arrangement as we are released from our stand ready obligation on a loan-by-loan basis based on the borrower’s repayment of the loan principal. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable and the amount of loss is estimable. We consider the underlying risk profile, including delinquency status, overdue period and historical loss experience when assessing the probability of contingent loss. Car buyers are grouped based on common risk characteristics, such as product type. We measure contingent loss based on the future payout of the arrangement estimated using the historical default rates of a portfolio of similar loans less the fair value of the recoverable collateral.

As stated in ASC 460-10-35-1, the guarantee liability should generally be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk. Accordingly, the guarantee liability is recognized in “gains from guarantee liability” in the statements of comprehensive loss by a systematic and rational amortization method, e.g. over the term of the loan.

Allowance for Loans and Advances, Loans Recognized As A Result of Payment under the Guarantee

We consider the loans to be homogeneous as they are all secured consumer loans of similar principal amounts. The profile of the borrowers are also similar i.e. age, credit histories and employment status. Therefore, we apply a consistent credit risk management framework to the entire portfolio of loans in accordance with ASC 450-20, Loss Contingencies.

The allowance for loans and advances losses is calculated based on our historical loss experience using a roll rate-based model. The roll rate-based model stratifies the loans principal and interest receivables by delinquency stages and projected forward in one-month increments using historical roll rates. In each month of the simulation, losses on the loans and advances types are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a monthly rolling basis. The loss rate calculated for each delinquency stage is then applied to the respective loans and advances balance. In addition to the allowance based on the roll rate-based model, we adjust the allowance based on the loss-to-sale model, taking into consideration of the ultimate loss rate during the maturity, the delinquency loss rates of different stages, the characteristics of internal consumer behavior and the external environment i.e. macroeconomic conditions.

Loans are charged off when a settlement is reached for an amount that is less than the outstanding balance or when we have determined the balance is uncollectable. In general, secured loans are charged off when outstanding loans are 180 days past due. Secured loans may be charged off upon the death of the borrower, significant damage to the collateral, and when we consider the balance to be uncollectable.

Taxation

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards, if any. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted.

We reduce the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold.

This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, and our experience with operating loss and tax credit carryforwards, if any, not expiring.

We recognize in our financial statements the impact of a tax position if that position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties recognized related to unrecognized tax benefits are classified as income tax expense in the consolidated statements of comprehensive income.

Share-based Compensation and Valuation of Our Ordinary Shares

We follow ASC 718 to determine whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using the Binominal Option Pricing Model. We classify the share-based awards granted to employees as equity awards, and have elected to recognize compensation expense on share-based awards on a straight-line basis over the requisite service period, which is generally the vesting period.

Under ASC 718, we apply the Binominal Option Pricing Model in determining the fair value of options granted. We elect to recognize the effect of forfeitures in compensation cost when they occur.

A change in any of the terms or conditions of share-based payment awards is accounted for as a modification of awards. We measure the incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For awards not being fully vested, we recognize the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.

Options granted to grantees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	2017	2018
Expected volatility	53.90%-54.26%	46.58%-53.65%
Risk-free interest rate	1.83%-2.42%	2.69%-3.05%
Exercise multiple	2.2 & 2.8	2.2 & 2.8
Expected dividend yield	0%	0%
Expected term (in years)	10	10
Fair value of the underlying shares on the date of option grants (RMB per share)	0.18-0.35	0.52-1.27

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of our options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in U.S. dollars for a term consistent with the expected term of our options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as we have never declared or paid any cash dividends on our shares, and we do not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

Determining the fair value of the share options required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had we used different assumptions and estimates, the resulting fair value of the share options and the resulting share-based compensation expenses could have been different.

Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent valuation firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:

•	our operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the prices, rights, preferences and privileges of our convertible preferred shares relative to our ordinary shares;

•	the likelihood of occurrence of liquidity event and redemption event;

•	any adjustment necessary to recognize a lack of marketability for our ordinary shares; and

•	the market performance of industry peers.

In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business entity value, or BEV, and then allocated the BEV to each element of our capital structure (convertible redeemable preferred shares and ordinary shares) using an option pricing method. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if converted basis. Increasing probability was assigned to the mandatory conversion scenario during 2017 and 2018 in light of preparations for our initial public offering.

In determining the fair value of our BEV, we applied the income approach/discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

Assumptions and estimates will not be necessary to determine the fair value of our ordinary shares upon the listing of our ADSs on the NYSE.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2017 and 2018, we and our independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to the lack of sufficient financial reporting and accounting personnel to formalize and implement key controls over the financial reporting process and to prepare, review and report financial information based on U.S. GAAP and SEC reporting requirements.

We are in the process of implementing a number of measures to address the material weakness identified, including: (i) improving the capabilities of existing financial reporting personnel through training and education in the accounting and reporting requirements under U.S. GAAP, SEC rules and regulations and the Sarbanes-Oxley Act, (ii) hiring additional financial professionals with U.S. GAAP reporting experience to provide the necessary level of leadership to our finance and accounting function and increasing the number of qualified financial reporting personnel and (iii) engaging an independent third-party consultant to assist in establishing processes and oversight measures to comply with the requirements under the Sarbanes-Oxley Act. We expect that we will incur significant costs in the implementation of such measures. However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.”

As a company with less than US$1,070,000,000 in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. We expect to take advantage of this exemption while we remain as an emerging growth company.

Recent Accounting Pronouncements

ASU 2014-09, Revenue from Contracts with Customers

In May 2014, the FASB issued Accounting Standards Updates (the “ASU”) 2014-09, Revenue from Contracts with Customers. ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, Identifying Performance Obligations and Licensing. ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09.

We have elected to early adopt ASC 606 for all periods presented. The adoption has no impact on our opening accumulated deficit. There is no impact on revenue recognized on loan facilitation, value-added service and other revenues.

ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash

In November 2016, the FASB issued ASU No.2016-18, Statement of Cash Flows (Topic 230): “Restricted Cash”. This Update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The amendments are effective for public registrants for fiscal years beginning after December 15, 2017, with early adoption permitted.

We have elected to early adopt the ASU No. 2016-18 for all periods presented. According to ASU No. 2016-18. The beginning and ending balances of cash and cash equivalents in the consolidated statement of cash flows include restricted cash.

ASU No. 2017-09, “Compensation—Stock compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”)

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” (“ASU 2017-09”), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. We have early adopted this standard in 2018 and the adoption had no material impact on our consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

We are in the process of making an assessment of what the impact of these new standards is expected to be in the period of initial application. So far we have identified some aspects of the new standards that may have a significant impact on the consolidated financial statements. Further details of the expected impacts are discussed below.

ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10) Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued a new pronouncement ASU 2016-01 Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. We have evaluated and believe the adoption of the standard will have insignificant impact on our consolidated financial statements.

ASU 2016-02, Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In November 2017, the FASB tentatively decided to amend certain aspects of ASC 2016-02 in an attempt to provide relief from the costs of implementing the standards which included not having to restate comparative periods in the period of adoption of the new standard and electing not to separate lease and non-lease components when certain conditions are met.

We are not early adopting the standard and are currently evaluating the impact ASU No. 2016-02 will have on our consolidated financial statements. As a lessee, we currently report future minimum lease payments in note to Consolidated Financial Statements (commitments and contingencies). We are developing methodology to estimate the right-of use assets and lease liabilities, which is based on the present value of lease payments. In addition, we expect that a majority of existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of the adoption. We have evaluated the effect of the adoption of this ASU and expect the adoption will result in an increase in the assets and liabilities on the consolidated balance sheet for the operating leases and will have insignificant impact on the consolidated financial statements.

ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of our portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application of the pending content that links to this paragraph is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are not early adopting the standard and we are currently evaluating the impact of adopting this standard on our Consolidated Financial Statements. The implementation plan includes, but is not limited to, an assessment of processes, model development, system requirements and the identification of data and resource needs. We are currently evaluating various loss estimation models. While we currently cannot reasonably estimate the impact of adopting this standard, we expect the impact will be influenced by the composition, characteristics and quality of loans, as well as the general economic conditions and forecasts at the adoption date.

ASU No. 2018-13 (“ASU 2018-13”), Fair Value Measurement

ASU No. 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. In August 2018, the FASB issued ASU No. 2018-13 (“ASU No. 2018-13”), Fair Value Measurement. ASU No. 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in ASU No. 2018-13 will be effective for us beginning after January 1, 2020 including interim periods within the year. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. We are not early adopting the standard and believe the adoption of the standard will have insignificant impact on our consolidated financial statements.

ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued ASU No. 2017-04 Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. Under the amendments in ASU No. 2017-04, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. A public registrant should adopt the amendments for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Therefore, we expect to adopt this new guidance since January 1, 2020. We believe the adoption of the standard will have insignificant impact on our consolidated financial statements.

INDUSTRY OVERVIEW

The information presented in this section have been derived from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, regarding our industry and our market position in China.

Overview of China’s Used Car Market

Market Overview

China’s car market has experienced rapid growth in the past few years up from 3.5 million unit sales in 2013 to 10.5 million unit sales in 2018, representing a CAGR of 24.3%. The used car market is expected to further grow at a CAGR of 19.2% from 2019 to reach 22.4 million unit sales by 2023. Meanwhile, the new car market grew at a slower speed with a CAGR of 5.8% from 2013 to 2018, and is expected to grow at a CAGR of 2.3% from 2019 to 2023. Furthermore, the transaction value of used cars is expected to grow at a CAGR of 23.0%, which is higher than the expected growth rate of transaction volume from 2019 to 2023, benefiting from increasing acceptance of used cars and lower vehicle age available for sale as well as consumption upgrades with more consumers purchasing premium used cars. The charts below illustrate the transaction volume and transaction value of used cars in China from 2013 to 2023, respectively.

Transaction Volume of Used Cars, China, 2013-2023E

Transaction Value of Used Cars, China, 2013-2023E

The growth of China’s used car market is driven by the following factors:

•

Increase in total ownership of cars:    The total car PARC grew at a CAGR of 13.1% for the past few years, reaching 209.1 million units in 2018, driven by growing residential disposable income, continuous urbanization and development of China’s automobile industry. With the rapid growth of the automobile industry in China in the past five years, the cars sold during this period have started aging and gradually become an important source for used car supply in the market. New car sales, which are projected to grow steadily from 22.1 million units in 2019 to 24.2 million units in 2023 according to the Frost & Sullivan Report, will further expand the car PARC. According to the Frost & Sullivan Report, China’s car PARC is projected to reach 302.1 million units in 2023. The expanded car PARC is expected to enter into used car circulation with a typical five to six years replacement cycle in the next few years. According to the Frost & Sullivan Report, China’s car PARC had an average age of approximately five years in 2018.

•

Improvements in testing and verification technologies:    Testing and verification technologies are considered to be one of the major obstacles that hinder the development of used car market in China. The increasing readiness of the trustworthy testing and verification technologies to accurately price used cars is expected to stimulate both supply and demand sides of used car transactions.

•

Higher acceptance of used vehicles:    Chinese consumers have an improving understanding of the advantages of used vehicles in terms of cost and performance. In addition, as the generation born after 1980s and 1990s become the main consumers of cars, their higher acceptance of used cars is expected to increase the purchase of used cars. The ratio of used car transaction volume to new car transaction volume is significantly higher in developed countries than in China, which indicates further room for China’s used car market to grow. For example, the ratio in the U.S. was 2.3, while it was 0.5 in China in 2018.

•

Favorable policy environment:    In 2016, to promote the transaction of used vehicles, the State Council proposed to eliminate the restrictions on intercity transfer of used vehicles, after which local governments in over 200 cities have responded and have since eliminated the restrictions. Meanwhile, a series of favorable tax policy reforms aimed at reducing taxes on used vehicle transactions have also been proposed. Furthermore, the maximum permitted loan-to-value ratio has been raised to 70%.

•

Development of auto financing:    The high potential of auto financing market in China has attracted many players to enter this market. Emerging auto financing service providers are providing more diversified and customized auto financing services to new and used car buyers. In addition, the improvement of credit reporting and credit assessment systems have enabled more consumers to access auto financing services, which makes cars more affordable. The development of auto financing hence drives the sales of automobiles in China.

Offline Remains the Dominant Transaction Channel

The typical process of purchasing used cars involves many critical steps that are more effectively conducted offline, thus making offline services more indispensable. These steps include vehicle inspection/testing, delivery and ownership transfer and repair services, all of which would be difficult to be conducted online in the foreseeable future. Additionally, offline dealers are usually located in proximity to each other at city or prefecture level. This leads to limited efficiency improvement for a pure online transaction model. Consequently, approximately 80% of used car transactions happened offline in 2018, which involve the selection and purchase of cars at offline dealers. Offline channel is expected to be the major channel for sales of used cars in the foreseeable future considering that major steps of used car transactions are difficult to be conducted online. The chart below illustrates the typical process of used car transactions in China.

Distribution of Used Car Sales

74% of used car transactions were conducted through independent dealers, who are not associated with any particular OEM and sell various brands, while 15% were conducted directly between individuals in China in 2018. The rest were conducted through franchised dealers or 4S dealers and during auction sales. There were approximately 100,000 used car dealers in China in 2018.

The majority of used car sales occurred in non-tier-one cities, making up around 69% and 75% of all transactions in 2017 and 2018, respectively. This distribution trend is due to the increase in income in non-tier-one cities as well as strict license plate control and traffic congestion in tier one cities. The chart below illustrates the distribution of used car sales among different city tiers in 2017 and 2018.

Breakdown of Used Car Sales by City Tiers, China, 2017 & 2018

Overview of China’s Auto Financing Market

Underpenetrated Auto Financing Market

The penetration rate of financing solutions for auto transactions is relatively low in China compared to developed countries such as the United States, Germany and the United Kingdom. The lack of standard valuation schemes and personal credit data, shortage of auto financing solutions in lower tier cities and high funding cost for many used car financing solutions providers collectively contributed to the relatively low penetration rate in China, especially for used car financing.

The penetration rate of used car financing by volume in China was 29.3% in 2018, compared to 53.8%, 45.5% and 45.3% in the United States, Germany and the United Kingdom, respectively. The penetration rate of new car financing by volume in China was 51.9% in 2018, compared to 85.4%, 78.0% and 91.0% in the United States, Germany and the United Kingdom, respectively. Higher penetration rate of new car financing indicates the potential willingness to adopt financing options in auto transaction of both new and used cars. The charts below illustrate financing penetration rates in 2018 for used cars and new cars in China, along with the United States, Germany and the United Kingdom.

Comparison of Auto Financing Penetration Rate by Transaction Volume*, 2018

Used Cars

New Cars

*	Refers to the number of auto transactions which leverage auto financing solutions divided by the number of total auto transaction by end users.
**	The denominator is the number of total auto transactions by end users in China excluding transactions between dealers.

Fast Growing Auto Financing Market

The used car financing market is expected to grow more than twice as fast than that of new cars, driven by both increasing used car transactions and consumers’ acceptance of credit financing. Transaction values for used cars in China increased from RMB224.2 billion in 2013 to RMB780.8 billion in 2018, representing a CAGR of 28.3%. Transaction values are expected to reach RMB1,963.8 billion by 2023 with a CAGR of 23.0% from 2019.

The market size of auto financing for used cars is expected to grow at a CAGR of 42.7% from 2019 to 2023, reaching RMB818.4 billion by 2023, while the market size of auto financing for new cars is expected to grow at a CAGR of 9.9% from 2019 to 2023, reaching RMB2,000.8 billion by 2023. Faster growth in the transaction value of auto financing for used cars than the growth of transaction value for used cars mentioned above demonstrates an increased penetration in the used car financing market. The charts below illustrate the market size of auto financing for used cars and new cars, by financing value in China from 2013 to 2023.

Market Size of Used Car Financing (by Financing Value), China, 2013-2023E

Market Size of New Car Financing (by Financing Value), China, 2013-2023E

Market Drivers for Auto Financing Market

The growth of China’s auto financing market is driven by the following factors:

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Change of consumer attitudes: The use of auto financing, which makes car ownership more accessible and allows for flexible payment schedules, will become increasingly popular among Chinese consumers, especially among consumers born after 1980.

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Rapid growth of automobile market: Urbanization and the growing consumer purchasing power have accelerated the demands for cars. The increasing demands for cars in turn contribute to the rapid growth of the auto financing market.

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Increasing variety of auto financing products: Enabled by improvements in risk management technology and increased availability of personal credit system in China, an increasing number of market participants have entered into the auto financing market, providing a variety of auto financing products to fulfill different consumer demands for auto financing.

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Broadened channels of financing: Since 2014, the PBoC and the China Insurance and Banking Regulatory Commission have issued several policies to support the broadening of financing channels for providers of auto financing solutions.

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Declining funding cost: The improvement of risk management capabilities enables financial service providers to better manage the credit risk associated with used car loans, which drives down the average funding cost for used car buyers.

Value Chain

Generally there are two main channels for consumers to access auto financing products, direct financing through which consumers directly access capital sources for used car financing and third-party financing solutions providers who help consumers to access capital sources.

Currently the majority of used car financing transactions are facilitated by third-party financing solutions providers, as traditional financial institutions lack well-designed used car financing solutions. Further, traditional financial institutions lack the capability to correctly price used cars, which are usually pledged as collaterals.

The chart below illustrates the value chain of auto financing in China.

Key Success Factors

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Well-established sales network: As approximately 80% of used car transactions still happen offline and the market is filled with a large amount of offline independent dealers, successful auto financing solutions providers need to build an efficient sales network and a strong sales team to cover the car dealers and reach car buyers.

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Advanced credit assessment capability and superior user experience: It is vital for third-party financing solutions providers to be able to identify qualified applicants and facilitate loans approval in a timely manner. This capability, which constitutes one of the service provider’s key added values to its consumers and funding providers, depends on, among other things, the risk assessment model, big data analysis technology and the access to consumer credit and behavior data.

By April 2019, the Credit Reference Center of the People’s Bank of China collected information of 0.99 billion people, and only 0.53 billion out of 1.4 billion total population in China had credit records. This restricts players with limited big data analytical capabilities from providing services to the rest of the population in China. Data-driven credit assessment technologies can also benefit consumers with PBoC credit records by more accurately assessing their credit profiles and giving them access to financing solutions with better pricing terms.

In addition, it usually takes five to ten days from application to loan release for used car financing transactions through a traditional way in China, resulting in bad user experience.

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Low cost of funds: Access to funds with relatively low cost enables the auto financing solutions providers to offer products with more competitive rates. A large scale of loan transactions and proven records in the industry are needed for auto financing solutions providers to obtain bargaining power with funding providers and negotiate for lower rates or to raise funds at a lower cost from the capital market.

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Effective post-loan management mechanism: Lowering default rates and minimizing loss of capital is crucial for auto financing solutions providers to achieve healthy development. Therefore, a well-designed post-loan management mechanism that ensures timely collection of payments and recovery of collaterals is important for continuous business expansion.

The above-mentioned key success factors pose a high entry barrier on industry players. The small players, especially pure local traffic acquirers, will gradually lose market share to the larger established ones.

Competitive Landscape

The used car financing market in China is highly fragmented, as the top three players only commanded a total market share of 34.2% in 2018. Furthermore, such players’ market shares are relatively close, and there are significant opportunities for them to further expand their market shares. The table below illustrates the ranking of top used car financing solutions providers by volume in China in 2018.

Ranking of Top Used Car Financing Solutions Providers (by Volume), China, 2018

Ranking	Company	Market share (%)
1	Company A	14.0
2	Company B	10.6
3	Meili Auto	9.6
4	Company C	6.9
5	Company D	5.9

Opportunities to Provide Value-added Services

Auto Insurance Market

Driven by the expansion of car ownership, the auto insurance market is expected to grow at a CAGR of 8.6% from RMB933.6 billion in 2019 to RMB1,298.4 billion in 2023. All cars in China are required to be covered under traffic accident insurance, and consumers typically purchase the traffic accident insurance when they purchase cars. In 2018, the market shares of traditional insurance intermediary companies (including insurance agencies and brokers), car dealers and offline direct sales channel of insurance companies were 44.0%, 34.3% and 17.4%, respectively. The chart below illustrates the market size of auto insurance in China from 2013 to 2023.

Market Size of Auto Insurance*, China, 2013-2023E

*	Market size refers to the premium of auto insurance for both commercial vehicles and non-commercial passenger vehicles.

Auto Aftersales Service Market

Auto aftersales services are comprised of various services that are required after cars are sold, such as car maintenance and repair, car decoration and car accessories. Driven by increasing auto ownership and expenditure on personalized decorations and modifications, the auto aftersales service market is expected to grow at a CAGR of 9.6% from RMB1,163.7 billion in 2019 to RMB1,677.2 billion in 2023. The chart below illustrates the market size of auto aftersales service in China from 2013 to 2023.

Market Size of Auto Aftersales Service*, China, 2013-2023E

*

Market size includes revenue from major auto aftermarket services such as auto repair, sales of auto products, regular auto maintenance, auto modification, warranty extension, road rescue, etc. but excludes auto insurance.

BUSINESS

Our Mission

Redefine used car loan experience in China.

Overview

We are a pioneer and leader in China’s used car financing market, focusing on facilitating loans from financial institutions to prime customers in used car transactions. We facilitated a total of 206,116 used car financing transactions in 2018, which ranked us among top three used car financing solution providers in China, according to the Frost & Sullivan Report. In the six months ended June 30, 2019, we facilitated 112,682 used car financing transactions with a total value of RMB7,886.7 million, representing a 43.1% increase from the transaction value in the six months ended June 30, 2018.

Used car financing is a nascent and fast-growing market in China. According to the Frost & Sullivan Report, China’s used car financing market grew at a CAGR of 81.3% from RMB7.7 billion in 2013 to RMB150.2 billion in 2018. In the meantime, the used car financing market presents massive untapped potential for financial solution providers. As per capita disposable income rises in China, a massive number of prime consumers have become capable of financing used car purchases on credit. Nonetheless, these prime consumers have been underserved by traditional financial institutions due to such institutions’ lack of salesforce to cover China’s dispersed dealer network as well as industry knowhow, including the ability of assessing the value of used cars. As a first mover in the market, we leverage our offline salesforce, industry knowledge and data-driven proprietary technology to enable prime consumers to access car loans from financial institutions.

Our strong offline presence sets a solid foundation for our growth. We believe offline marketplaces will remain as a major channel for used car transactions. According to the Frost & Sullivan Report, approximately 80% of used car transactions occur offline. We operate an extensive offline salesforce with approximately 4,000 sales personnel covering approximately 75,000 dealers across over 300 cities, accounting for 30 of all 31 provinces in mainland China, as of June 30, 2019. Our on-the-ground salesforce has established close relationships with dealers by understanding their business needs, facilitating financing transactions and offering other value-added services.

We have developed deep industry knowledge of used car transactions through four years of on-the-ground operation. We tailor our products to best fit transaction processes so that we become the preferred used car financing solutions provider by our dealer partners and car buyers. For instance, we shortened the credit approval process to an average of 10 minutes from submission of credit application to provision of credit decision in the six months ended June 30, 2019, significantly enhancing on-the-spot customer experience and dealers’ productivity. We are one of the first independent used car financing solutions providers to have obtained a financial leasing license in China, which allows us to pre-finance car purchases before proceeds from loans granted by our funding partners are disbursed to the car buyers. We continue to improve our product design to enhance user experience.

Our proprietary data-driven technology and risk assessment models serve as the engine of our business expansion. We have established comprehensive risk assessment models on customers, used cars as well as dealers. We are one of the first independent used car financing solution providers in China to have obtained direct access to PBoC’s credit reference center and incorporate 43 external sources of personal information data, behavior data, social network data and location data into our risk assessment models through data mining, knowledge graph and machine learning. We are able to accurately assess credit risk of prospective car buyers by analyzing potential relationships among approximately 30,000 variables. To ensure the effectiveness of risk models and risk policies, we also run a back-test program to test the significance, stability and accuracy of risk assessment models and variables on a daily basis. Our well-established pre-loan assessment, post-loan monitoring and delinquent loan management mechanisms enable us to expand our business scale prudently.

Benefiting from our stringent credit assessment procedures and exceptional risk management capability, we are able to optimize our risk assessment models and increase the quality of our new loans. As a result, we have been able to maintain a stable M3+ overdue ratio, which was 0.8% as of June 30, 2019, while we significantly expanded the outstanding balance of auto financing transactions we facilitated to RMB21.9 billion as of the same date.

Our ability to effectively identify and acquire a large number of prime consumers in used car transactions and provide effective credit assessment and risk management services is particularly attractive to financial institutions seeking to expand into the rapidly growing used car financing market in China. We have continually expanded our cooperation with financial institutions in recent years. The amount of auto financing transactions we facilitated with financial institutions increased by 106.9% from RMB7.0 billion in 2017 to RMB14.5 billion in 2018, and increased by 68.8% from RMB5.4 billion in the six months ended June 30, 2018 to RMB9.1 billion in the six months ended June 30, 2019. We have a diversified roster of financial institution partners, including internet banks, large national banks and joint stock banks. We have strengthened relationships with reputable financial institutions that offer higher lines of credit and lower interest rates to customers. The average annualized interest rate charged by our funding partners decreased from 9.1% in 2017 to 8.4% in the six months ended June 30, 2019. As we collaborate exclusively with institutions, instead of retail investors, we are able to significantly reduce our compliance risk compared to other consumer financing service platforms.

Our value proposition to car buyers. We focus on enabling prime consumers to access used car loans from financial institutions. Our financing solutions make car ownership accessible to more customers and help them upgrade their cars. We provide them a fast, convenient and simple transaction experience by accelerating credit decision and funding, while also offering value-added services, such as insurance solutions and auto accessories.

Our value propositions to business partners:

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Automotive dealers. We broaden their customer base by offering seamless and fast financing solutions to prime consumers, enabling dealers to not only sell more cars but also sell more expensive cars. As such, we help dealers grow business, improve inventory turnover as well as improve customer experience. Furthermore, our value-added services enable dealers to grow their revenues by earning commissions.

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Funding partners. We enable our funding partners, particularly financial institutions, to acquire a large number of prime consumers in an efficient manner and expand into the used car financing market in China.

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Other partners. We attract a wide variety of partners to our platform such as insurance companies and auto device manufacturers by cross-selling our customers various value-added services and products, including automotive and life insurance policies as well as personal loans to form a comprehensive ecosystem.

The increasing number of participants in our ecosystem has created a significant network effect. The increased number of car buyers enables us to refine our risk assessment models through more transaction data. Our stronger risk assessment capabilities enable us to collaborate with more reputable financial institutions, which in turn reduces the interest rate of our auto financing solutions. This in turn increases the attractiveness of our financing solutions and enables us to serve more car buyers and dealers. We believe this forms a virtuous cycle which brings benefits to all participants in our ecosystem.

We facilitated 175,796 and 233,291 auto financing transactions in 2017 and 2018, respectively, representing an increase of 32.7%, and 95,700 and 128,793 auto financing transactions in the six months ended June 30, 2018 and 2019, respectively, representing an increase of 34.6%. The outstanding balance of auto financing transactions we facilitated was RMB21.9 billion as of June 30, 2019, representing an increase of 18.0% from December 31, 2018.

We derive revenue primarily through used car loan facilitation. Our total net revenues grew to RMB1,656.4 million in 2018, representing an increase of 91.1% from 2017. Our net income was RMB318.7 million in 2018, compared to a net loss of RMB358.2 million in 2017.

Our Market Opportunity

We benefit from several favorable market and regulatory trends in China. First of all, the financing penetration rate of used cars by transaction value has increased significantly in the past few years, growing from 13.0% in 2016 to 28.9% in 2018, and is expected to expand further to 56.7% by 2023, according to the Frost & Sullivan Report.

Second, the State Council and various government ministries have been introducing favorable policies and regulations that benefit the used car market. Examples of favorable regulatory changes include the elimination of restrictions on transfers of used cars and the raising of the maximum permitted loan-to-value ratio to 70%. Driven in part by these favorable regulatory trends, used car transactions are expected to reach 22.4 million units a year by 2023, up from 10.5 million units in 2018, according to the Frost & Sullivan Report.

Third, many banks are expanding their exposure to retail customers. With a typical loan size for used car of RMB50,000 to RMB100,000, used car financing represents a sweet spot in the banks’ retail lending business. In contrast, some consumer financing sub-sectors, such as cash loans, are subject to heightened regulatory scrutiny due to concerns of excessive interest rates or non-compliant funding arrangements. Therefore, used car financing has become an attractive asset class for many financial institutions in China. As a leading player in the used car financing market, we are well positioned to serve the financial institutions.

Our Strengths

We believe the following strengths contribute to our success and reinforce our market-leading position.

First-mover in an Immense, Fast-growing and Underserved Market

We strategically focus on financing solutions for used cars in China and is a first mover in an immense, rapidly growing yet underserved market. According to the Frost & Sullivan Report, China’s used car financing market grew at a CAGR of 81.3% from RMB7.7 billion in 2013 to RMB150.2 billion in 2018. In comparison, the new car financing market grew at a CAGR of 24.8% over the same period. In addition, the total car PARC in China reached 209.1 million units in 2018 after years of steady expansion, and such expanded car PARC is expected to drive the growth of used car transactions over the next several years. Furthermore, the penetration rate of China’s used car financing market by volume of 29.3% in 2018 was much lower than those of developed countries, such as 53.8% in the U.S. and 45.5% in Germany in 2018, which indicates significant market opportunities for financial solution providers.

We were among the top three in China’s used car financing market with 9.6% of market share as measured by total transaction volume in 2018. As one of the first movers, we have built barriers to new entrants in funding capability, sales coverage, industry knowhow as well as risk management in the used car financing market.

Extensive Offline Salesforce with Targeted and Cost-effective Customer Acquisition

We have established an in-house salesforce, which enables us to provide consistent high-quality service across China. We operate an extensive offline salesforce with approximately 4,000 sales personnel covering approximately 75,000 dealers across over 300 cities, accounting for 30 of all 31 provinces in mainland China, as of June 30, 2019. We believe offline dealers will remain as a predominant channel for used car transactions in China in the foreseeable future. As virtually every used car is unique in terms of its conditions and quality, customers typically pay in-person visits to dealers before making the purchase. Our localized sales team interacts with dealers on a regular basis and establish close bonds to them. Due to its proximity to dealers, our salesforce is able to reach the transaction venues in a timely manner, acquire customers on the spot and complete the required information collection efficiently. In addition, the in-person explanation of complex financial products contributes to enhanced user experience and higher sell through rates for dealers. It also offers great opportunities for our salesforce to cross-sell some other value-add products such as auto insurance and anti-theft insurance. By providing one-stop services for potential customers, we not only expand revenue streams but also further enhance customer experience.

By acquiring customers directly at points of sale, we are able to keep our customer acquisition process efficient and sales and marketing expenses low. In 2018, our sales and marketing expenses as a percentage of total net revenue was 34.2%, which we believe are significantly lower than our major competitors.

Our direct salesforce also acts as the first line of defense in terms of risk assessment and collects feedback from dealers and customers. This direct real-time interaction with prospective borrowers greatly helps enhance the quality and authenticity of the data we collect for risk assessment. As a result, we observe a meaningful improvement in asset quality generated by our own salesforce.

Diversified and Scalable Institutional Funding with Improving Funding Costs

We have established strong relationships with a diversified roster of institutional funding partners, and in particular, reputable financial institutions such as internet banks, large national banks and joint stock banks. We have witnessed healthy trends in our business relationships with funding partners. First, there has been a steady downward trend in average annualized interest rate charged by our funding partners to car buyers referred by us, from 9.1% in 2017 to 8.4% in the six months ended June 30, 2019. Second, we enjoy a relatively low level of security deposits required of us by our funding partners, which represented approximately 5.0% of the outstanding balance of auto financing transactions as of June 30, 2019, and we believe such deposit ratio was significantly lower than the deposit ratios required of our peers and allows us to expand our business more rapidly to capture the strong demand in the used car financing market. Third, we have diversified and reduced reliance on our largest funding partner. We believe our ability to effectively identify and acquire a large number of prime customers in used car transactions and provide effective credit assessment and risk management services will continue to attract more funding partners and help us secure more funding and better financing terms for car buyers using our services. For example, we entered into cooperation agreements with Industrial and Commercial Bank of China, or ICBC, and Bank of China, which are among the largest national banks in China, from July 2019 to provide financing solutions in the used car market, which we believe will help us consolidate our position as a leader in the used car financing market.

Attractive User Base with Strong Life-time Monetization Opportunity

Car buyers that we serve are typically in the age of 25 to 35, with monthly income of RMB6,000 to RMB11,000. They belong to an emerging affluent class and can afford a substantial amount of discretionary spending each month. We believe these consumers represent a major segment of used car buyers. They are also prime customers for financial institutions based on their PBoC credit records. Through our services, we are able to establish and maintain regular contacts with these customers, which enable us to better understand their preferences and behaviors in financing transactions. We believe such understanding enables us to capture more of their financing needs as they advance in their life journeys. We are already exploring opportunities to cross-sell and better serve them in multiple ways.

Proprietary and Accurate Credit Risk Assessment with Proven Results

Our data analytics and proprietary risk assessment models incorporate 43 external sources of behavior data and other nonconventional data as well as credit data from the PBoC credit reference center, allowing us to screen and identify customers who are creditworthy but difficult for traditional financial institutions to capture. We are able to accurately assess credit risk by leveraging data mining, knowledge graph and machine learning. Our risk assessment models analyze potential relationships among approximately 30,000 variables. As we serve more customers and facilitate more transactions, we accumulate more data sets, which in turn help us improve our models.

After years of ongoing upgrades and improvements, our technology system is able to automatically process more and more applications without human intervention. This greatly enhances our operational efficiency and user experience. In the six months ended June 30, 2019, 71.0% of credit applications submitted to us were processed by our technology system automatically, up from 3.2% in 2016, and we expect this trend to continue.

With our data technology and credit assessment capabilities, we have achieved best-in-class asset quality with M3+ overdue ratio of 0.8% as of June 30, 2019. Our KS ratio, which measures the accuracy of our credit assessment models, reached 45% for the six months ended June 30, 2019, compared to typical KS ratios of 30% to 40% of traditional banks.

Superior User Experience Supported by A Highly Automated Technology Platform

We continually upgrade our product design to enhance user experience. With deep industry knowledge of offline used car transaction processes, we tailor our products to best fit the needs of both dealers and car buyers. For our funding partners, we also invest heavily in system integration to ensure consistency in risk assessment criteria and processes as well as secure exchange of data in real time. Our APIs can be conveniently connected to banks’ IT systems, thereby offering them a turnkey solution. As a result, we are able to shorten the entire credit approval process for car buyers to an average of 10 minutes from submission of credit application to provision of credit decision by us and the relevant funding partner in the six months ended June 30, 2019, significantly enhancing on-the-spot customer experience and dealers’ productivity. In recognition of our ability to deliver the best customer experience in the industry, China Internet Week awarded us with the title “The Most Popular Used Car Financing Product Among Users in 2019.” We conducted an online survey among over 12,000 followers of our social media account, which include our customers and potential customers, in July 2019. Based on this survey, 78% of the surveyed followers found out about our company through introductions by their friends and 91% of them are willing to recommend us to their friends, which demonstrate our strong brand recognition and customer loyalty.

Experienced Management Team and Strong Shareholder Support

We believe our robust healthy growth is largely attributable to an experienced team from diverse backgrounds. Our Chief Executive Officer, Allen Gu, is a pioneer in China fintech sector, with over 10 years of experience in risk management, internet finance and other finance-related innovations and industries. Our Chief Financial Officer, Julian Wang, has over 13 years of experience in management and corporate finance, and previously served as the Chief Financial Officer of Autohome and Head of equity research at Deutsche Bank in Taiwan. Our Director and Chief Risk Officer, Weixi Zheng, was the general manager of the risk management department of China Merchant Bank’s credit card unit with over 17 years of risk management and credit assessment experience.

Our shareholders also provide strong support to us. New Hope Group, for example, is one of the largest private-sector conglomerates in China, and their investment in us was their largest investment in Asia’s financial technology sector in 2018. New Hope Group is also the founding and largest shareholder of XinWang Bank, which is one of our significant funding partners. We are continually exploring new opportunities to collaborate with New Hope Group. JD Digits, formerly known as JD Finance, the fintech arm of China’s e-commerce giant JD.com, is another supportive shareholder of ours. We have been collaborating, and will continue to collaborate, with them on risk management and customer acquisition.

Our Strategies

We seek to continue to redefine used car loan experience in China. We plan to pursue the following strategies to achieve our goal:

Geographic and Customer Segment Expansion

We plan to increase our geographic coverage in China. In cities where we identify strong growth potential, we plan to expand our local salesforce to increase our market share and further grow our business. We also aim to serve more affluent customers by providing financing solutions for higher value cars.

Further Diversify Funding Sources and Improve Funding Terms

We seek to further diversify the financial institutions with which we cooperate, including national banks, regional banks as well as internet banks. We expect to enhance our cooperation with national banks, such as ICBC and Bank of China, and ramp up our transaction volume with them. With a longer track record and proven credit performance, we aim to reduce the interest rates charged by our funding partners, which would allow us to offer more attractive financing solutions. We also aim to reduce the deposit ratio required by our funding partners so we can facilitate more financing transactions and serve more car buyers. We may also explore new funding arrangements with existing or new funding partners that do not require us to guarantee the financing.

Continue to Invest into Data and Technology

We plan to continue to invest in big data technologies to analyze additional data sources, refine our current credit assessment models, enhance our customer knowledge graphs and improve the level of automation in credit assessment. We intend to deepen our data insights on used car buyers, vehicles and dealers to transform the financing experience for all stakeholders. A better understanding of car buyers and dealers’ preferences will also enable us to roll out more value-added services.

Expand Products and Services Offerings to Car Buyers

We plan to collaborate with more third-party suppliers to offer car buyers more value-added products and services both at the time of their car purchases and throughout their lifetimes. We intend to capitalize on opportunities to tap into more purchase scenarios arising from automotive markets based on our insights into car buyers and their transaction and consumption patterns.

Continue to Pursue Strategic Alliances, Investments and Acquisitions

We plan to form strategic alliances with other used car transaction platforms and provide competitive financing solutions to their users. We may pursue synergistic opportunities as they surface. For example, we may make investments in or acquire smaller players in the used car financing market or companies that operate businesses complementary to ours.

Our Services

We are a leading financing solutions provider for used car purchases in China. We also facilitate financing solutions for new cars through our sales network. We are continually exploring opportunities to better serve car buyers and bring value to our business partners. We currently also provide insurance solutions and auto accessories to car buyers.

Auto Financing Solutions

The auto financing solutions we facilitate are primarily funded by our funding partners, most of which are financial institutions. Car buyers repay loans to our funding partners in monthly installments. We charge car buyer service fees for facilitating the transactions.

We strategically focus on financing solutions for used cars, as the used car financing market is vast and significantly underserved. As such, used cars account for the majority of the auto financing transactions we facilitated. In the six months ended June 30, 2019, used cars accounted for 87.5% of the number of auto financing transactions we facilitated.

Car buyers who utilize our financing solutions are required to provide down payments, pledge cars they purchased as collateral and make repayments in equal monthly installments which include interests as well as repayments of principal. Key features of auto financing solutions are set forth below:

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Down payment. A car buyer pays a down payment to the relevant dealer based on a percentage of the purchase price of the car. In the six months ended June 30, 2019, this percentage typically ranged from (i) 30% to 47% for used cars and (ii) 21% to 43% for new cars.

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Principal. The principal typically consists of (i) the purchase price of the car, net of down payment, (ii) our service fees and (iii) insurance fees. In the six months ended June 30, 2019, the principal borrowed by car buyers ranged from RMB34,970 to RMB116,818.

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Tenor. A car buyer may choose to repay over a tenor of 12, 18, 24, 30 or 36 months. In the six months ended June 30, 2019, the weighted average tenor of auto financing transactions we facilitated was 35.1 months.

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Borrowing cost. A car buyer’s borrowing cost consists of (i) interest collected by our funding partners and (ii) service fee collected by us. In the six months ended June 30, 2019, our funding partners charged an average annualized interest rate of 8.4%.

Other Services

To complement our auto financing solutions, we provide insurance solutions and auto accessories to car buyers. We also provide customer referral and other services to Youyong, a related party that provides consumer financing solutions.

Insurance solutions. We facilitate the sale of insurance policies and charge service fees from insurance brokers or insurance companies. Such policies primarily include first-year auto insurance for used cars, accident insurance and anti-theft insurance. We have experienced robust growth in insurance facilitation in recent years. In 2017, 2018 and the six months ended June 30, 2019, we facilitated the sale of 90,757, 141,450 and 79,973 first-year auto insurance policies, respectively, which represented 51.6%, 60.6% and 62.1% of the auto financing transactions we facilitated in the respective periods. We also started to offer accident insurance to car buyers in January 2018. In 2018 and the six months ended June 30, 2019, we facilitated the sale of 112,247 and 92,138 accident insurance policies, which represented 48.1% and 71.5% of the auto financing transactions we facilitated in the respective periods. In addition, in November 2018 we started to facilitate the sales of anti-theft insurance to car buyers. In 2018 and the six months ended June 30, 2019, we facilitated the sale of 11,819 and 79,830 anti-theft insurance policies, which represented 5.1% and 62.0% of the auto financing transactions we facilitated in the respective periods. We plan to facilitate the sale of more insurance policies through cross-selling to additional car buyers as well as encouraging renewals by existing customers.

Auto accessories. As part of our credit policy, we install telematics devices in most cars that are purchased using our financing solutions, for which we charge car buyers a fee. The telematics devices allow us to monitor the car collaterals, detect irregular activities and investigate the status of car collateral as necessary. As the installation process involves significant mechanical work on a car, we exempt new cars priced below RMB50,000 from such process to satisfy car buyers’ preferences. 87.4% of the auto financing transactions we facilitated in the six months ended June 30, 2019 involved telematics installations. We plan to sell on-board diagnostic systems in the future.

Customer referral. Leveraging the credit data of car buyers we have accumulated over the years, we are able to identify those with strong credit profiles and refer them to Youyong, a related party that provides consumer financing solutions. We receive a service fee from Youyong for every referred customer who utilizes its consumer finance solutions. See “Related Party Transactions—Transactions with Youyong” for our relationship with Youyong.

Our Sales Models

We engage prospective car buyers through two models: the direct sales model and third-party sales model.

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Direct sales model. Under this model, the dealer refers a prospective car buyer to us. A member of our in-house sales team will go to the dealer’s store, explain our auto financing solutions to the prospective car buyer and assist such person in completing the credit application.

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Third-party sales model. We collaborate with third-party sales agents in markets where our in-house sales team may not be able to engage prospective car buyers effectively and efficiently at this point. We may also rely on dealers’ sales representatives to engage prospective car buyers in certain instances. We provide training to employees of these sales agents and dealers with respect to our auto financing solutions. Employees of sales agents and dealers are responsible for explaining our auto financing solutions to prospective car buyers and assisting them in completing the credit applications.

We have transitioned from the third-party sales model to direct sales model in most of our markets. We believe direct sales model is more effective than third-party sales model as we are able to directly control and communicate with our sales team which enables us to execute our sales strategy more effectively and deliver higher quality services to car buyers.

The following table sets forth a breakdown of the amount of auto financing transactions by borrower engagement model, both in absolute terms and as a percentage of the total amount of auto financing transactions we facilitated, for the periods presented.

	Year Ended December 31,				Six Months Ended June 30,
	2017		2018		2018		2019
	RMB	%	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Direct sales model	8,517,286	77.8	13,841,180	90.6	5,454,018	90.0	8,258,984	90.6
Third-party sales model	2,427,258	22.2	1,431,881	9.4	608,003	10.0	859,367	9.4

Total	10,944,544	100.0	15,273,061	100.0	6,062,021	100.0	9,118,351	100.0

The following table sets forth a breakdown of the number of auto financing transactions by borrower engagement model, both in absolute terms and as a percentage of the total number of auto financing transactions we facilitated, for the periods presented.

	Year Ended December 31,				Six Months Ended June 30,
	2017		2018		2018		2019
	Number	%	Number	%	Number	%	Number	%
Direct sales model	138,789	78.9	210,933	90.4	86,230	90.1	115,328	89.5
Third-party sales model	37,007	21.1	22,358	9.6	9,470	9.9	13,465	10.5

Total	175,796	100.0	233,291	100.0	95,700	100.0	128,793	100.0

Our Business Partners and Customers

We closely collaborate with funding partners as well as dealers to provide auto financing solutions to car buyers. We empower these business partners to capture valuable market opportunities in the auto financing market and make car ownership more accessible to consumers. As of June 30, 2019, we collaborated with seven financial institutions, 74,918 dealers and 766 sales agents and had served 639,575 car buyers cumulatively since inception. We also work with insurance brokers and insurance companies and help facilitate their sales of insurance policies.

Funding Partners

We act as the gateway for our funding partners, most of whom are financial institutions, in gaining access to the vast auto finance industry in China. Traditional financial institutions typically lack the requisite salesforce to cover China’s dispersed dealer network as well as industry knowhow, including the ability of assessing the value of used cars. Our collaboration with these funding partners has enabled us to facilitate a large amount of auto financing transactions without drawing on our own capital. As of June 30, 2019, we collaborated with seven financial institutions. Compared to other types of financial service providers, financial institutions tend to charge lower interest rates, making the auto financing solutions more affordable to car buyers. As such, we have focused on and successfully increased the proportion of auto financing transactions funded by financial institutions from 2017 to the six months ended June 30, 2019. The table below sets forth a breakdown of the amount of auto financing transactions we facilitated by funding sources, both in absolute amount and as a percentage of the total amount, for the periods indicated:

	Year Ended December 31,				Six Months Ended June 30,
	2017		2018		2018		2019
	RMB	%	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Financial institutions	7,017,078	64.1	14,520,057	95.1	5,399,442	89.1	9,112,676	99.9
Other funding partners	3,913,990	35.8	671,824	4.4	610,981	10.1	—	—
Our own capital	13,476	0.1	81,180	0.5	51,598	0.8	5,675	0.1

Total	10,944,544	100.0	15,273,061	100.0	6,062,021	100.0	9,118,351	100.0

Financial Institutions

We have stable access to funding from a diversified roster of financial institutions, including internet banks, large national banks and joint stock banks. In particular, our partnerships with national banks enable us to further increase our scale and diversify our funding sources. We have also been able to strengthen the relationships with reputable financial institutions that offer higher lines of credit and lower interest rates to customers. The average annualized interest rate charged by our funding partners decreased from 9.1% in 2017 to 8.4% in the six months ended June 30, 2019.

We utilize our risk management system to evaluate each credit application and refer qualified credit applications to financial institutions. After a qualified credit application referred by us is approved by a financial institution, we will immediately pre-finance the car purchase in the form of a financial lease to allow the car buyer to take possession of the car, enhancing the user experience of such car buyer. The relevant financial institution will subsequently extend a loan to the car buyer, typically within one day after the credit approval. The proceeds from the loan will be used to cover (i) the repayment of the amount outstanding under the financial lease, (ii) our service fee for facilitating the transaction and (iii) insurance fees. The chart below illustrates our typical process of facilitating an auto financing transaction.

(1)

We engage prospective car buyers through our subsidiary Huachang Finance Lease (China), Co., Ltd., or Huachang, with the support of our dealer network. After receiving credit applications of these prospective car buyers, we utilize our risk management system to perform an initial credit evaluation. We refer qualified credit applications to financial institutions that will also independently perform their own credit assessment.

(2)

After a qualified credit application referred by us is approved by the relevant financial institution, we pre-finance the car buyer’s purchase in the form of a financial lease, which is structured as a sale-and-leaseback transaction. The car buyer subsequently enters into a lease agreement with Huachang. Pursuant to the lease agreement, the car buyer makes a down payment to the dealer, and Huachang pays the purchase price, net of down payment, to the dealer. The dealer then delivers the car to the car buyer.

(3)

The car buyer transfers the ownership of the car to Huachang by the terms of the lease agreement, and Huachang leases the car to the relevant car buyer. In addition, since the car buyer is still the registered owner with the relevant government authorities, the car owner also pledges the car as collateral to Huachang as additional assurance of our right to obtain to the car in the event of default.

(4)

Shortly after the completion of the financial lease transaction, the car buyer also enters into a loan agreement with the relevant financial institution in which the proceeds from the loan will be used to cover (i) the repayment of the amount outstanding under the financial lease, (ii) our service fee for facilitating the transaction and (iii) insurance fees. The financial institution typically appoints us as the registrant of the car collateral on its behalf. The car buyer will typically repay the loan directly to the relevant financial institution in monthly installments.

Because we advance funds to borrowers only after the relevant financial institutions have approved loans to the borrowers, we do not view ourselves as the primary financing provider and recognize loan facilitation revenue when our services are rendered. We refer to such loans as off-balance sheet loans.

We bear credit risk for loans that car buyers obtain from financial institutions. At the early stage of a car buyer’s delinquency, we are obligated to make the overdue payment to the relevant funding partner. We are also typically obligated to purchase the financing receivables from the relevant funding partner upon an event of default as specified in the agreement with such funding partner, such as (i) three consecutive delinquencies, which means three consecutive payments that have been missed, each exceeding seven days or (ii) a cumulative number of six delinquencies that each exceeds seven days. As assurance of such obligation, we provide a security deposit that typically equals to a percentage of the outstanding balance or the amount of the loans provided by the relevant funding partner to car buyers referred by us. We have implemented a rigorous risk management system and a cost-effective delinquent loan management system, which have enabled us to minimize our loss due to car buyers’ defaults. We have developed algorithms to holistically analyze results of the anti-fraud system, the credit assessment system and the car appraisal system. For example, M3+ overdue ratio for all auto financing transactions that we facilitated and remained outstanding was 0.7%, 0.7% and 0.8% as of December 31, 2017 and 2018 and June 30, 2019, respectively. See “—Risk Management” below for details of our methods to manage our credit risk.

Other Funding Arrangements

For (i) other types of funding partners, such as micro-credit companies, as well as (ii) certain transactions involving financial institutions, we decide whether to grant loans to borrowers based on our own credit assessment, and therefore we view ourselves as the primary financing provider, record such loans as loans and advances on our balance sheet and recognize net financing income. We account for the funding provided by funding partners under such arrangements as our borrowings. The outstanding amount of on-balance sheet loans decreased from RMB8.1 billion as of December 31, 2017 to RMB4.7 billion as of December 31, 2018, as we significantly increased our cooperation with financial institutions that rely on their own credit assessment process and reduced cooperation with other funding partners in 2018. We expect such trend to continue in the near future.

Dealers

We rely on our extensive dealer network to engage prospective car buyers. We have developed strong relationships with dealers primarily by delivering a convenient user experience to prospective car buyers. As of June 30, 2019, our dealer network comprised approximately 75,000 dealers across over 300 cities, accounting for 30 of all 31 provinces in mainland China. The following table sets forth the total number of our registered dealers as of the dates indicated.

	As of
	December 31, 2017	December 31, 2018	June 30, 2019
Registered dealers(1)	34,316	63,329	74,918

(1)

The number of registered dealers does not take into account the dealers whom sales agents cooperate with. As of December 31, 2017 and 2018 and June 30, 2019, we collaborated with 522, 680 and 766 sales agents, respectively.

The following table sets forth (i) a breakdown of number of cities, both in absolute terms and as a percentage of the total number of cities covered by us, as of June 30, 2019, (ii) a breakdown of the number of our registered dealers by city tiers, both in absolute terms and as a percentage of the total number of registered dealers, as of June 30, 2019 and (iii) a breakdown of the number of auto financing transactions we facilitated by city tiers, both in absolute terms and as a percentage of the total number of auto financing transactions, in the six months ended June 30, 2019.

	Number of Cities	%	Number of Registered Dealers	%	Number of Auto Financing Transactions(1)%
Tier-One Cities	4	1.3	3,172	4.2	4,401	3.8
Tier-Two Cities	32	10.0	23,354	31.2	32,609	28.3
Tier-Three Cities	84	26.3	22,398	29.9	32,185	27.9
Other Cities	199	62.4	25,994	34.7	46,133	40.0

Total	319	100.0	74,918	100.0	115,328	100.0

(1)	Does not include transaction facilitated under third-party sales model.

The following map illustrates the geographic distribution of our registered dealers as of June 30, 2019.

Geographic Distribution of Dealer Network

Dealers receive commissions based on a percentage of the principal amount of the relevant financing transaction. Car buyers bear the cost for such commissions.

Sales Agents

In certain local markets, we collaborate with sales agents, which are third-party service providers, to engage prospective car buyers. Sales agents receive commissions based on a percentage of the principal amount of the relevant financing transaction. Car buyers typically bear the cost for such commissions. In certain circumstances, we pay commissions to sales agents. As of June 30, 2019, we were in collaboration with 766 sales agents located in 228 cities in China. For further information as to our different sales models, see “—Our Sales Models.”

Car Buyers

Our auto financing solutions primarily target the vast number of creditworthy borrowers in China. These borrowers have stable sources of income as well as the willingness to honor their credit obligations. In addition, according to the Frost & Sullivan Report, disposable income per capita in China increased at a CAGR of 9.1% from RMB18,300 in 2013 to reach RMB28,300 in 2018, and is expected to continue to climb to RMB42,500 by 2023, with a CAGR of 8.5%. It is estimated that employees with monthly income of more than RMB5,000 are among the top 15% of all employees in China. The increasing purchasing power has contributed to the growth of automotive market in recent years due to the gradual affordability of cars for a wider population in China. However, these borrowers’ needs for auto financing are underserved by traditional financial institutions, which tend to lack borrower engagement channels and risk management know-how in the auto financing sector. Our nationwide dealer network and proprietary credit assessment models have enabled us to serve the unmet needs of our target customers.

We conducted an online survey among over 12,000 followers of our social media account, which include our customers and potential customers, in July 2019 to better understand their preferences and our brand image. Based on this survey, 86% of the surveyed followers prefer to finance their car purchases with loans; 78% of them found out about our company through introductions by their friends and 91% of them are willing to recommend us to their friends, which demonstrate our strong brand recognition and customer loyalty.

The chart below illustrates a breakdown of monthly income levels of car buyers who utilized our auto financing solutions in the six months ended June 30, 2019, based on information provided by these car buyers. As illustrated in the chart, we primarily serve car buyers with stable sources of income who have the ability to repay their loans.

Breakdown of Monthly Income Levels (RMB per month)

Approximately 80.4% of car buyer who utilized our auto financing solutions in the six months ended June 30, 2019 were under the age of 40, and almost 61.0% of them lived in tier-one, tier-two or tier-three cities.

Auto Financing Transaction Process

We have designed a user friendly process for consumers to finance their car purchases, as illustrated below.

1.

Credit Application. Under the direct sales model, a member of our sales staff will assist the prospective car buyer to complete the credit application and upload the buyer’s information to our system through our mobile app. Under the third-party sales model, employees of the sales agents and the dealers would respectively perform these tasks on our behalf.

2.

Credit Decision. We have developed a highly efficient risk management system to perform credit assessments. In addition to PBoC’s credit information, we incorporate 43 external sources of personal information data, behavior data, social network data and location data into our risk assessment models through data mining, knowledge graph and machine learning as of June 30, 2019. In the six months ended June 30, 2019, 71.0% of credit applications were either approved or rejected automatically. The remaining portion of credit applications were manually evaluated by our experienced risk management team. In addition, with respect to applications that are automatically approved, our risk management team will review application materials to confirm authenticity and make a phone call to each approved applicant to verify the applicant’s information before funding the transaction. We would subsequently refer the qualified credit applications to our funding partners that would independently perform their own credit assessment. Upon approval by a funding partner on the credit application referred by us, we will inform the credit applicant accordingly. This credit approval process took an average of 10 minutes from submission of credit application to provision of credit decision in the six months ended June 30, 2019.

3.

Funding. The prospective car buyers sign the requisite legal documents. We pre-finance each car buyer’s purchase in the form of a financial lease and fund the purchase price of the car, net of down payment, to the relevant dealer. The car buyer then takes possession of the car. In the six months ended June 30, 2019, 44.0% of car buyers took possession of the cars on the same day that their credit applications were approved.

4.	Post-Financing Steps. Depending on the borrower engagement model, one of our employees or an employee of the sales agent will register the car as collateral with the local authorities.

The car buyer also enters into a loan agreement with the relevant funding partner whereby the proceeds of the loan will be used to cover (i) the repayment of the amount outstanding under the financial lease, (ii) our service fees for facilitating the transaction and (iii) insurance fees. The car buyer will typically repay the loan directly to the funding partner in monthly installments.

Risk Management

To maintain healthy credit performance, we have implemented a robust risk management system. Leveraging our transaction data, we continually test, validate and optimize this system. As a result, we have experienced low overdue ratios for the auto financing transactions that we facilitated. M3+ overdue ratio for all auto financing transactions that we facilitated and remained outstanding was 0.7%, 0.7% and 0.8% as of December 31, 2017 and 2018 and June 30, 2019, respectively.

We aggregate data from several sources to evaluate each credit application, including information contained in the application materials and data from third-party sources with consent of the respective credit applicant. China’s credit infrastructure development is still in its infancy. The Credit Reference Center established by the PBoC in 2002 has been the only nationwide personal credit reporting system in China. As one of our subsidiaries engages in financial lease business, we have direct, real-time, and officially authorized read-and-write access to consumer credit database maintained by the Credit Reference Center of the PBoC. In addition to PBoC’s credit information, we incorporate 43 external sources of personal information data, behavior data, social network data and location data into our risk assessment models through data mining, knowledge graph and machine learning as of June 30, 2019. We are able to accurately assess credit risk of prospective car buyers, including those who do not have any PBoC credit record, by analyzing approximately 30,000 different variables as of June 30, 2019 to form the credit risk profile of each prospective car buyer. As of June 30, 2019, 20.6% of car buyers who utilized our financing solutions did not have such records. As a result of our effective risk management system, there has been no material difference in delinquency rates of prospective car buyers who have PBoC credit records and those who do not.

Our risk management system includes three main components, namely an anti-fraud system, a credit assessment system and a car appraisal system. The chart below illustrates the process for evaluating credit applications relating to used car purchases.

Anti-fraud System

Our anti-fraud system involves multiple steps, including identity verification, blacklist screening and social network evaluation. We utilize facial recognition technology and information from an applicant’s PRC identity card to verify the applicant’s identity. We maintain an internal blacklist, which we continuously update based on the transactions we facilitate as well as third-party blacklists. Such blacklists contain records on delinquencies, frauds, rejected credit applications, loss of contact and other relevant risk attributes. In addition, we evaluate each applicant’s social network to identify the risk of organized fraud. Our system is able to identify credit applicants’ social connections with blacklisted individuals using knowledge graph.

Credit Assessment System

Our credit assessment system analyzes data from over 20 external data providers and applies artificial intelligence and machine learning to accurately assess applicants’ credit profiles. The system utilizes highly effective algorithms such as logistic regression, gradient boost decision tree and neural network. Based on these algorithms, we have developed credit assessment models tailored to credit applicants with different backgrounds. For example, we have unique models for applicants with and without PBoC credit record as well as prospective buyers of old cars and new cars.

We have developed the Cavalry System, which is a real-time social network system dedicated to customer credit risk assessment. The Cavalry System leverages a large scale network consisting of over 65 million data points of personal information, over 90 million social relationships and over one million tags relating to blacklisted individuals. The system calculates over 1,000 social network features in real time and evaluates each credit application within two seconds. As a testament to its effectiveness, the Cavalry System enables us to achieve a KS ratio of 45% for the six months ended June 30, 2019, which is significantly higher than the KS ratios of traditional banks, which typically range from 30% to 40%.

Car Appraisal System

For transactions involving used cars, we upload photos of used cars to our system, thereby avoiding the cost and inefficiency of physical examination, and obtain appraisal data from a third-party source. Afterwards, our car appraisal model analyzes such data, together with additional inputs such as car location, car age and mileage, to determine the fair value for the car. Furthermore, the model also screens cars for existing liens as well as records of theft and smuggling.

Our in-house appraisal team will also perform assessments on cars for which little or no third-party appraisal data is available as well as review appraisal results in other situations, such as cars with prices above RMB120,000, cars that went through certain types of major repairs in the past or car buyers who present higher credit risks.

Credit Decision

We utilize proprietary algorithms to holistically analyze results of our anti-fraud system, credit assessment system and car appraisal system. The system divides applicants into three categories, namely automatic approval, automatic rejection and manual evaluation. In the six months ended June 30, 2019, 71.0% of credit applications were either approved or rejected automatically. Our risk management team, which comprised more than 360 experienced reviewers as of June 30, 2019 and led by a supervisor with almost 17 years of experience in credit card, consumer and auto finance as well as risk control, manually evaluates the rest of the credit applications. Depending on the level of credit risk determined by our system, the team undertakes various measures to verify and evaluate the information of the applicants. For an applicant with relatively strong credit profile, we may only make a phone call to such applicant to confirm his or her information. Conversely, for an applicant with relatively weak credit profile, we will make phone calls to such applicant as well as the applicant’s contact persons to cross check the applicant’s information. Results of manual personal credit evaluation and manual car appraisal are submitted to a separate group of risk management staff for a final evaluation before issuing credit decisions. In addition, with respect to applications that are automatically approved, our risk management team will review application materials to confirm authenticity and make a phone call to each approved applicant to verify the applicant’s information before funding the transaction.

For credit transactions funded by financial institutions, we will conduct credit assessments to assist these financial institutions in making their final credit decisions. We refer credit applications approved by us to these financial institutions that will also independently perform their own credit assessment. We closely align our risk management criteria with those established by the relevant financial institutions to minimize rejections of our referrals.

Post-Loan Monitoring and Delinquent Loan Management

As an additional measure to manage credit risk, we continuously monitor the status of each loan after origination. We install telematics devices in most cars that are purchased using our financing solutions. Such telematics devices allow us to detect irregular activities and investigate as necessary. We have developed a GPS risk alert model that analyzes telematics data, such as the distance of a car from the car buyer’s home address and the number of days on which a car is away from the car buyer’s resident city. As of June 30, 2019, with over 30 billion GPS track points and cutting-edge data mining technology, the GPS risk alert model enables our collection team to identify high risk customers while they are still repaying loans and make phone calls to them to investigate the irregular activities, helping manage the credit risk.

We have designed a delinquent loan management process to address delinquencies in a cost-effective manner. The process consists of four distinct stages based on the severity of delinquency.

1.

Automated reminders. During the first three days after a delinquency occurs, we typically send automated text messages and make automated phone calls as reminders. These measures allow us to address delinquencies caused by borrowers’ oversight.

2.

Phone calls. If the delinquency continues for more than three days, members of our delinquent loan management team typically make phone calls to urge the borrower to make the overdue payments, understand the reasons for the delinquency and inform the borrower of the legal consequences of the delinquency.

3.

In-person visits. If the delinquency continues for more than nine days, we may conduct in-person visits when we determine such measures are warranted. We view the visits as opportunities to collect repayments or to negotiate with the car buyer to agree on a plan to settle the outstanding amount. We may offer to accept the collateral as part of such plan.

4.	Legal actions. We may also commence a lawsuit against a delinquent borrower. We view the court judgment as another way to motivate the car buyer to make repayments.

We historically engaged third-party repossession agents to repossess car collateral from car buyers in default. We ceased collaboration with such agents in April 2019 due to our adjustment in business operations and management of legal and regulatory risks.

Our Technology System

The success of our business is dependent on our strong technological capabilities that support us in managing credit risk, delivering superior customer experience, protecting data privacy and increasing operational efficiency. We also benefit from the massive volume of data that we collect, which enables us to develop insights into our customers and enhance our solutions and services. As of June 30, 2019, we had a database with over 12 terabytes of auto credit application data covering over 1.3 million credit applicants.

Technology is embedded into the main areas of our operational processes, including:

•

Credit assessment and data security. Our credit assessment models are based on various algorithms such as logistic regression, gradient boost decision tree and neural network. The models process a large amount of data we collect from car buyers, both directly from their applications and indirectly from third-party sources with their consents. To prevent identity theft, we utilize facial recognition technology, through which we compare an applicant’s image in real time with the photo stored at the National Citizen Identity Information Center of the Ministry of Public Security. We store our customers’ data and transmit such data to our funding partners in an encrypted form. We have also created controls to limit and monitor employee access to such information.

•

Systems integration with funding partners. Our IT system is highly integrated with those of funding partners with which we directly collaborate. The system integration enables us to transmit applicant data to funding partners, as well as for funding partners to transmit credit decisions and monthly credit repayment data to us, in each case on a real time basis. Powered by this system, the credit approval process took an average of 10 minutes from submission of credit application to provision of credit decision in the six months ended June 30, 2019. With the help of repayment data provided by funding partners, we are also able to commence collection efforts in a timely manner.

•

Mobile applications. We have developed various mobile applications to enhance customer experience as well as our operational efficiency. For example, members of our sales team as well as third-party dealers and sales agents can use our mobile application to receive real time updates for auto financing solutions offered by us. They can also verify prospective car buyers’ identities using facial recognition function, submit credit applications, upload photos of used cars to the car appraisal database, receive credit decisions and arrange for electronic signing of financing transaction documents through this mobile application.

Additionally, we have focused on developing technology infrastructure in two major areas to support the overall business functions, including cloud computing and big data analytics.

•

Cloud computing. We depend on cloud-based services for computing power for our customer-facing systems and services as well as systems interfacing with our funding partners. Our cloud-based services enable us to maintain flexibility in managing our IT resources with improved manageability and less maintenance. Thus we can more rapidly adjust resources to meet fluctuating or unpredictable business demand.

•

Big data analytics. We collect a massive volume of data from car buyers through the credit application process as well as telematics devices. We also collect data from third-party sources with car buyers’ consents. As of June 30, 2019, we had a database with over 12 terabytes of auto credit application data covering over 1.3 million credit applicants. We continually enhance our level of automation through big data analysis and machine learning. Leveraging our massive database, we aim to expand the application of big data analysis in the key aspects of our operations, such as sales, credit assessment and delinquent loan management, while complying with the relevant regulatory requirements.

Our research and development department comprised 154 employees as of June 30, 2019, including core team members with extensive experience with leading Internet and technology companies in China. These specialists focus on different areas such as IT product development, mobile application development and new business incubation.

Competition

The used car financing market in China is large, fragmented yet competitive. We compete against national players such as PingAn and Uxin as well as local players. In addition, companies that primarily focus on financing solutions for new cars, such as Yixin, also offer financing solutions for used cars and therefore compete against us. We may also in the future face competition from new entrants that will increase the level of competition. We anticipate that more established companies, including technology companies that possess large, existing user bases, substantial financial resources, sophisticated technological capabilities and established distribution channels may also enter the market in the future. As a leading provider of financing solutions for used cars in China, we believe that our first-mover advantage, extensive offline salesforce, diversified and scalable institutional funding, attractive user base, proprietary and accurate credit risk assessment, superior user experience, experienced management team and strong shareholder support make our platform more attractive and efficient to each type of participants we collaborate with, providing us with a competitive advantage over existing and potential competitors.

Employees

We had 3,352, 5,410 and 5,343 employees as of December 31, 2017 and 2018 and June 30, 2019, respectively. The following table sets forth the breakdown of our employees as of June 30, 2019 by function:

Function	Number of Employees	% of Total
Sales and marketing	4,359	81.6
Operations(1)	648	12.1
Research and development	154	2.9
General administration	182	3.4

Total	5,343	100.0

(1)	Includes employees who engage in risk management and delinquent loan management.

As of June 30, 2019, 329 of our employees were based in Beijing. The rest of our employees were based in various other cities and prefectures across China.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including, among other things, housing, pension, medical insurance and unemployment insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard employment, confidentiality and non-compete agreements with our senior management and core personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for two year after the termination of his or her employment, provided that we pay compensation equal to a certain percentage of the employee’s pre-departure salary during the restriction period.

We believe that we maintain good working relationships with our employees, and we have not experienced any major labor disputes.

Facilities

Our corporate headquarters is located in Beijing, China, where we lease approximately 4,226 square meters of office space as of June 30, 2019. We also maintain leased properties of approximately 9,962 square meters of office space in Shanghai and Wuhan as our regional offices as of June 30, 2019. We believe that we will be able to obtain adequate facilities, principally by lease, to accommodate our future expansion plans.

Seasonality

We experience seasonality in our business, reflecting car buyers’ purchase patterns. The Chinese New Year holiday contributes to fewer car purchases in the first quarter of each year, which leads to lower demand for our services. As a result, we typically record lower total net revenues during the first quarter of each year compared to the other quarters. There is also generally lower demand in the early part of the second quarter of each year. On the other hand, our total net revenues for the fourth quarter tend to be higher due to more car purchases in such quarter.

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have registered 11 trademarks in the PRC as of June 30, 2019. We also received the irrevocable and exclusive authorization for 66 trademarks as of June 30, 2019, and we are currently in the process of transferring the registrations for these trademarks from related parties to us. We are the registered holder of eight domain names in the PRC as of June 30, 2019. We have been granted five software copyrights and are under the application for three patents as of June 30, 2019.

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We also purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of our employees. We do not maintain property insurance policies covering our equipment and other property. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations on Company Establishment and Foreign Investment

The establishment, operation and management of companies in China is governed by the PRC Company Law, as amended in 2005, 2013 and 2018. According to the PRC Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The establishment procedures, approval procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Wholly Foreign-owned Enterprise Law of the PRC, as amended on September 3, 2016, and the Implementation Regulation of the Wholly Foreign-owned Enterprise Law, as amended on February 19, 2014. In September 2016, the National People’s Congress Standing Committee published the Decision on Revising Four Laws including the Wholly Foreign-owned Enterprise Law of the People’s Republic of China, which changes the previous “filing or approval” procedure for foreign investments in China. Except for the restricted and prohibited industries listed under the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2019 version), or the 2019 Negative List, which became effective on July 30, 2019, foreign investments in business sectors are therefore no longer subject to special administrative measures that require application for approval, instead, only a filing is required. Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises promulgated by the MOFCOM, on October 8, 2016 and amended on July 30, 2017 and June 29, 2018, respectively, establishment and changes of foreign investment enterprises not subject to the approval under the special entry management measures shall be filed with the relevant commerce authorities. Additionally, the registration for a PRC Company’s establishment, modification, and termination shall comply with the provision of Regulation of the People’s Republic of China on the Administration of Company Registration which was amended by the State Council on February 6, 2016.

The Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog, promulgated by the National Development and Reform Commission, or the NDRC, and the MOFCOM on June 28, 1995 and amended from time to time, listed three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited”. Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. On June 28, 2018, the NDRC and the MOFCOM promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2018 version), or the 2018 Negative List, which took into effect on July 28, 2018 and replaced the Special Management Measures for the Access of Foreign Investment (foreign investment access negative list) in the Foreign Investment Catalog (2017 version). On June 30, 2019, the NDRC and the MOFCOM promulgated the 2019 Negative List, which came into effect on July 30, 2019 and replaced the 2018 Negative List. In addition, the NDRC and the MOFCOM promulgated the Encouraged Industry Catalog for Foreign Investment (2019 version), which came into effect on July 30, 2019 and replaced the encouraged industry catalog for foreign investment in the Foreign Investment Catalog (2017 version). Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the 2019 Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will take effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise

Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalog for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet the market entry conditions stipulated under the “negative list” for making investment in “restricted” industries.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

Regulations on Value-Added Telecommunications Services

The PRC Telecommunications Regulations, as most recently amended in February 2016, are the primary regulations governing telecommunications services. Under the Telecommunications Regulations, a telecommunications service provider is required to procure operating licenses prior to the commencement of its operations. The Telecommunications Regulations distinguish “basic telecommunications services” from “value-added telecommunications services.” Value-added telecommunications services are defined as telecommunications and information services provided through public networks. A catalog was issued as an attachment to the Telecommunications Regulations to categorize telecommunications services as either basic or value-added. The current catalog, as most recently updated in June 2019, categorizes online information services as value-added telecommunications services.

The Administrative Measures on Telecommunications Business Operating Licenses, promulgated by the Ministry of Industry and Information Technology in 2009 and most recently amended in July 2017, set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these measures, a commercial operator of value-added telecommunications services must first obtain a license from the Ministry of Industry and Information Technology or its provincial level counterpart, or else such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains. In case of serious violations, the operator’s websites may be ordered to be closed.

Internet information service is a type of value-added telecommunications service in the current catalog attached to the Telecommunications Regulations, as most recently updated in June 2019. Pursuant to the Administrative Measures on Internet Information Services, “internet information services” refers to the provision of information through the internet to online users, and they are categorized into “commercial internet information services” and “non-commercial internet information services.” A commercial internet information services operator must obtain a value-added telecommunications services license for internet information services, which is known as an ICP License, from the relevant government authorities before engaging in any commercial internet information services operations in China. No ICP License is required if the operator will only provide internet information on a non-commercial basis. According to the Administrative Measures on Telecommunications Business Operating Licenses, an ICP License has a term of five years and can be renewed within 90 days before expiration.

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Information Services of Mobile Internet Applications, which was promulgated by the State Internet Information Office in June 2016. The information service providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications required by laws and regulations and being responsible for information security.

We operate our website and mobile internet application without an ICP License, please refer to “Risk Factors—Risks Relating to Our Business and Industry—We may be deemed to operate commercial Internet information services without the required license, and as a result, we may be subject to administrative penalties.”

Regulation Relating to Foreign Investment Restriction on Value-Added Telecommunications Services

According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, as most recently amended in February 2016, foreign-invested value-added telecommunications enterprises must be in the form of a sino-foreign equity joint venture. The regulations limit the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign invested value-added telecommunications enterprise to have a good track record and operational experience in the industry.

In 2006, the predecessor to the Ministry of Industry and Information Technology issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, according to which a foreign investor in the telecommunications service industry of China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. This circular further requires that: (i) PRC domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications businesses operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all providers of value-added telecommunications services are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the circular and cure such non-compliance, the Ministry of Industry and Information Technology or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business.

Regulations on Information Security and Privacy Protection

The PRC government has enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. PRC laws impose criminal penalties for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In addition, the Ministry of Public Security has promulgated measures prohibiting the use of the internet in ways which result in a leak of state secrets or a spread of socially destabilizing content, among other things. If an internet information service provider violates any of these measures, competent authorities may revoke its operating license and shut down its websites.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology in 2011, an internet information service provider may not collect any personal information on a user or provide any such information to third parties without the user’s consent. It must expressly inform the user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect information to the extent necessary to provide its services. An internet information service provider is also required to properly maintain users’ personal information, and in case of any leak or likely leak of such information, it must take immediate remedial measures and, in the event of a serious leak, report to the telecommunications regulatory authority immediately.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress in 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the Ministry of Industry and Information Technology in 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, rational and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

The PRC Network Security Law, which was promulgated in November 2016 and took effect on June 1, 2017, requires a network operator, including internet information services providers among others, to adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Network Security Law emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and the social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. The Network Security Law has also reaffirmed certain basic principles and requirements on personal information protection previously specified in other existing laws and regulations, including those described above. Any violation of the provisions and requirements under the Network Security Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Regulations on Financing Lease

On September 18, 2013, MOFCOM issued the Administration Measures of Supervision on Financing Lease Enterprises, or the Financing Lease Measures, to regulate and administer the business operations of financing lease enterprises. According to the Financing Lease Measures, financing lease enterprises are allowed to carry out financing lease business in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of relevant laws, regulations and rules. However, the Financing Lease Measures prohibit financing lease enterprises from engaging in financial business such as accepting deposits, providing loans or entrusted loans. Without the approval from relevant authorities, financing lease enterprises shall not engage in inter-bank borrowing and other businesses. In addition, financing lease enterprises are prohibited from carrying out illegal fund-raising activities in the name of financing lease. The Financing Lease Measures require financing lease enterprises to establish and improve their financial and internal risk control systems, and a financing lease enterprise’s risk assets shall not exceed ten times of its total net assets. Risk assets generally refer to the adjusted total assets of a financing lease enterprise excluding cash, bank deposits, sovereign bonds and entrusted leasing assets. On May 8, 2018, the MOFCOM promulgated the Notice on Issues concerning the Adjustments to the Administration Duties regarding Financial Leasing Companies, Commercial Factoring Companies and Pawnbrokers, according to which the MOFCOM has transferred the duties of formulating of the rules on the business operations and regulation of financial leasing companies, commercial factoring companies and pawnbrokers to the China Banking and Insurance Regulatory Commission, or the CBIRC, and the relevant duties shall be performed by the CBIRC from April 20, 2018.

On May 30, 2019, the Standing Committee of Tianjin Municipal People’s Congress promulgated the Local Finance Supervision and Administration Regulations of Tianjin, or the Tianjin Finance Regulations, which will take into effect on July 1, 2019. On one hand, Tianjin Finance Regulations reiterate the requirements for financing lease enterprises as specified in the Financing Lease Measures, including requiring the financing lease enterprises to ensure that the property rights of the leased properties are clear, true and can generate income and interests, to establish sound internal risk control systems, and formulate sound mechanisms in relation to classified management of risk assets, credit evaluation of the lessees, subsequent recovery, disposal system and risk warning; and Tianjin Finance Regulations reaffirm that financing lease enterprises are not allowed to engage in financial business such as accepting deposits, providing loans or entrusted loans, and shall not carry out illegal fund-raising activities or other illegal activities in the name of financing lease. In addition, Tianjin Finance Regulations further provide that the local competent regulatory authorities shall conduct off-site inspections on the business activities and risk situation of the local financial institutions including the financing lease enterprises, and may also conduct on-site inspections when necessary upon approval.

Regulations on Internet Insurance

In July 2015, the China Insurance Regulatory Commission, which has been merged into the China Bank and Insurance Regulatory Commission, issued Interim Measures for the Regulation of Internet Insurance Business, or

the Internet Insurance Interim Measures, pursuant to which no institutions or individuals other than insurance institutions, which refer to insurance companies, insurance agency companies, insurance brokerage companies and other qualified insurance intermediaries, may engage in the internet insurance business. Under the Internet Insurance Interim Measures, insurance institutions are allowed to conduct internet insurance business through both self-operated online platforms and third-party online platforms. Self-operated online platforms refer to online platforms set up by insurance institutions. Third-party online platforms refer to online platforms providing network supporting services for internet insurance business activities of insurance consumers and insurance institutions, but excluding self-operated online platforms. Third-party online platforms which are not insurance institutions are only allowed to provide network supporting services, and shall not provide any internet insurance business such as sales, underwriting, settlement of claims, cancelation of insurance, complaints handling and customer services. The third-party online platforms are required to meet certain conditions, including obtaining relevant value-added telecommunication licenses or completing internet content provider filings, as applicable, and having network access within the territory of the PRC. Insurance institutions are prohibited from cooperating with third-party online platforms that do not meet those conditions. In addition, the premiums paid by insurance customers are required to be directly transferred to the special account for premium income of the insurance institutions, and the third-party online platform is not allowed to collect premiums on behalf of the insurance institutions. The online platforms shall accurately disclose the information of insurance products required by laws and regulations, and shall not make any false representations, exaggerate previous achievements, illegally promise earnings or undertake to bear losses, or provide other misleading descriptions.

Regulations on Anti-Money Laundering

The PRC Anti-Money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-Money Laundering Law, financial institutions subject to the PRC Anti-Money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The People’s Bank of China, or the PBoC, and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The Guidelines to Promote the Health Growth of the Internet Finance, or the Internet Finance Guidelines, jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBoC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers.

Regulations on Guarantee

In June 1995, the Standing Committee of the National People’s Congress promulgated the PRC Guarantee Law, and in March 2007, the National People’s Congress, promulgated the PRC Property Law, which took effective in October 2007. According to such applicable laws, a collateral refers to where a debtor or a third party, mortgages property to a creditor instead of transferring of the possession of such property, for guaranteeing payment of debts. If the debtor defaults or if any condition for the enforcement of creditor’s rights arises, the creditor shall have preemptive rights to the property. With respect to real estates used for collaterals, the collateral shall be registered with the local regulatory authority and the collateral shall come into effect as of the date of registration. With respect to vehicles used for collaterals, the collateral shall come into effect as of the effective date of the collateral contract. However, the creditor may not enforce his or her creditor’s right in such collateral against any bona fide third party if the collateral has not been registered with the local regulatory authority. Prior to the maturity of debt, a mortgagee shall not stipulate with the mortgagor that the ownership the collateralized property will be transferred to a third party if the debtor defaults his or her payment. In cases where the debtor fails to pay the debts, the mortgagee may, by concluding an agreement with the mortgagor, convert the property under collateral into market value or seek payments from auction or sale of the collateralized property. In cases where an agreement has damaged the interests of any other third party, the third party may request the PRC court to discharge the agreement. In cases where the mortgagee and the mortgagor fail to agree on the method taken for determining the value of the collateralized property, the mortgagee may request the PRC court to auction or sell the collateralized property.

Regulations on Intellectual Property

The PRC government has promulgated various laws and regulations relating to the protection of intellectual property. Software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process to enjoy the better protections afforded to registered software rights. The State Intellectual Property Office, formerly the Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks. The Ministry of Industry and Information Technology is in charge of the overall administration of domain names in China. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations on Employment

The Labor Contract Law, which became effective in 2008 and was amended in 2012, requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security.

Employers are required to contribute to social insurance for their employees in the PRC, including basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance. Employers are also required to make contributions to a housing provident fund for their employees.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In 2013, SAFE specified that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

In March 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 replaced both the Circular of the SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142, and the Circular of the SAFE on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36. Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to Circular 16’s interpretation and implementation in practice. Circular 19 or Circular 16 may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the PRC Company Law, the Foreign Invested Enterprise Law, and the Implementation Rules of the Foreign Invested Enterprise Law. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on China accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

In 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, replacing the SAFE Circular on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registrations with SAFE or its local branch.

In 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment. This notice has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations on Stock Incentive Plans

In February 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means the PRC residents and non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.

Regulations Relating to Tax

Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017 and December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management body” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting and assets” of the enterprise. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

The EIT Law and the implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the State Administration of Taxation and effective from April 1, 2018, which replaces the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties and the Announcement on the Recognition of Beneficial Owners in Tax Treaties by the State Administration of Taxation, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners”.

Value-added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products and services provided, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to VAT rates of 17% and 11% respectively become subject to lower VAT rates of 16% and 10% respectively starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10% respectively become subject to lower VAT rates of 13% and 9% respectively starting from April 1, 2019.

M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

On December 26, 2017, the NDRC adopted the Administrative Measures for Enterprises’ Overseas Investment, or the Overseas Investment Rules, which became effective on March 1, 2018. The New M&A Rules provides that, for local enterprises (enterprises that are not managed by the state government), if the amount of investment made by the Chinese investors is less than US$300 million, and the target project is non-sensitive, then the overseas investment project will require online filing with the local branch of the NDRC where the enterprise itself is registered. And “overseas investment” shall mean activities where an PRC enterprise, directly or through an overseas enterprise controlled by it, acquires overseas any ownership, right of control, right of business management, or other relevant rights and interests, by contributing assets or rights and interests, providing financing and/or guarantee, or any other means.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers upon closing of this offering.

Name	Age	Position/Title
Allen Gu	35	Chief Executive Officer
Julian Wang	49	Chief Financial Officer
Weixi Zheng	40	Director and Chief Risk Officer
Yun Sun	38	Director and Vice President for Legal and Compliance
Derek Wen Xu	35	Director and Vice President for Strategy and Funding
Zhiguo Li	42	Director
Ning Ma	47	Director
Li Ou	41	Director
Yong Ren	33	Director
Li Yang	41	Director
Yuming Ye	30	Director
Bin Yue	39	Director

Allen Gu joined our company in 2017 and has been the Chief Executive Officer of our company since 2018. Prior to joining our company, Mr. Gu was the founder and chief executive officer of Chongzhi Network Technology (Beijing) Co., Ltd. from 2015 to 2017. Mr. Gu served as the chief operating officer of Renrendai Business Consulting (Beijing) Co., Ltd. from 2012 to 2015. Mr. Gu received a bachelor’s degree and a master’s degree in mathematics from Peking University in 2006 and 2009, respectively.

Julian Wang has been the Chief Financial Officer of our company since 2019. Mr. Wang has also served as a director of Glory Master Group Ltd since 2011. From May 2018 to December 2018, Mr. Wang was the chief financial officer of Etonkids Education Group. From 2016 to 2017, Mr. Wang was the director and chief financial officer of Autohome. From 2011 to 2013, Mr. Wang was the chief financial officer of Anjuke Inc. Mr. Wang served as the head of equity research at Deutsche Bank in Taiwan from 2006 to 2011. Mr. Wang received a bachelor’s degree in chemical engineering from National Taiwan University in 1992 and a master’s degree in business administration from Harvard Business School in 2001.

Weixi Zheng has been a director and Chief Risk Officer of our company since 2016. Ms. Zheng was a director of Huachang Finance Lease (China), Co., Ltd. from 2017 to 2018. Prior to joining our company, Ms. Zheng served as a risk management supervisor and the general manager of credit risk management department at the credit card center of China Merchants Bank Co., Ltd. from 2002 to 2005 and from 2006 to 2016, respectively. From 2005 to 2006, Ms. Zheng served as a credit assessment manager at the credit card center of Industrial Bank Co., Ltd. Ms. Zheng received a bachelor’s degree in law from Tongji University in 2002.

Yun Sun joined our company since 2017 and has been a director and Vice President for Legal and Compliance since 2018. Prior to joining our company, Ms. Sun served as the general counsel of Autohome from 2015 to 2016. From 2010 to 2015, Ms. Sun served as the general counsel of Phoenix New Media Limited. Ms. Sun received a bachelor’s degree in law and a master’s degrees in civil procedure law from China University of Political Science and Law in 2003 and 2006, respectively.

Derek Wen Xu has been a director and vice president for strategy and funding of our company since 2016. Prior to joining our company, Mr. Xu served as a strategic director at China UnionPay from 2011 to 2015. From

2010 to 2011, Mr. Xu served in the sales division of Deutsche Bank. From 2006 to 2010, Mr. Xu served as a business analyst at McKinsey & Company. Mr. Xu received a bachelor’s degree in e-commerce from Nanjing University in 2006 and a master’s degree in business administration from Cheung Kong Graduate School of Business in 2014.

Zhiguo Li has been a director of our company since 2017. Mr. Li has also served as the chief executive officer and chairman of Wacai Holdings Limited since 2013 and a director of Hangzhou Dihuo Technology Co., Ltd. and Hangzhou Yibao Kangjian Internet Technology Co., Ltd. in 2013 and 2015, respectively. Mr. Li has been the chief executive officer and chairman of Wacai Internet Technology Co., Ltd. since 2013. From 2010 to 2013, Mr. Li was the managing partner of Ameba Capital. From 2009 to 2010, Mr. Li served as a senior supervisor of Alibaba Cloud at Alibaba Group Holding Limited. From 2004 to 2009, Mr. Li was the chief executive officer of Hangzhou Koubei Internet Technology Co., Ltd. Mr. Li received a bachelor’s degree in English from Henan University in 1995.

Ning Ma has been a director of our company since 2017. Mr. Ma has also served as a director of BoCom International Holding Company Limited, Huajing Securities Limited, Optimas Capital Advisors Limited and Millennium Phoenix Fund since 2016. Mr. Ma has been the founding partner of Lingfeng Capital Partners and founding partner of Tibet Lingfeng Venture Investment Partners since 2015. From 2002 to 2015, Mr. Ma was in charge of equity research of the financial institutions in Asia and China at Goldman Sachs. During this period at Goldman Sachs, Mr. Ma also served as the co-head of Asia Pacific Financial Institutions Equity Research, a member of Goldman Sachs China Operating Committee and a member of the Asia Pacific Client and Business Standards Committee. Mr. Ma received a bachelor’s degree in economics from Renmin University of China in 1993, a master’s degree in international finance from Tsinghua University PBC School of Finance in 1996 and a master’s degree in business administration from London Business School in 2002.

Li Ou has been a director of our company since 2017. Mr. Ou has also served as a director of Jingdong Auto.com since 2018. Mr. Ou has been a vice president of Jingdong Digital Technology Holdings Co., Ltd. (formerly known as Beijing Jingdong Financial Technology Holdings Co., Ltd.) since 2017. From 2015 to 2017, Mr. Ou was a senior supervisor of Jingdong Digital Technology Holdings Co., Ltd. Mr. Ou served as a vice general manager of China Guangfa Bank Credit Card Center, a subsidiary of China Guangfa Bank, from 2009 to 2015. Mr. Ou received a bachelor’s degree in environmental engineering from Guangdong University of Technology in 2000.

Yong Ren has served as our director since 2018. Mr. Ren has also served as a director and chief executive officer of Simceredx Co., Ltd., a pharmaceutical company, since 2017, and a director and chief executive officer of Yoai Medicine since 2015. Mr. Ren has been a director of Simcere Pharmaceutical Group since 2013, and a director of Yooli.com Inc., an online financing company, since 2012.

Li Yang has been a director of our company since 2018. Mr. Yang has been an executive vice president of Key View Investments Limited since 2017. Mr. Yang has also been a general manager of Sichuan Tourism Industry Innovation Development Equity Investment Fund Center (L.P.) since 2018. Mr. Yang served as a general manager for southwest district of Jiuding Investment Management Co., Ltd. from 2015 to 2016, and an assistant general manager of Sichuan Industry Zhenxing Development Investment Fund Co., Ltd. from 2013 to 2015. Mr. Yang received a bachelor’s degree in environmental economics from Renmin University of China in 1999 and a doctorate degree in economics from Southwestern University of Finance and Economics in 2013.

Yuming Ye has been a director of our company since 2017. Mr. Ye has also been a director of Beijing Anqi Zhilian Technology Co., Ltd., Lendora Holdings Limited and Youyong Holdings Limited since 2017, Kuaikan Shijie (Beijing) Technology Co., Ltd. and Beijing Youyishou Auto Technology Co., Ltd. since 2016, Beijing Jishiyu Technology Co., Ltd., Hefei Liantuo Financial Information Service Co., Ltd., Suzhou Aizhi Information Technology Co., Ltd. and Beijing Duoliao Technology Co., Ltd. since 2015, Shenzhen Mengzhiduo Information Technology Co., Ltd. and Beijing Yun Tongbu Technology Co., Ltd. since 2014, and 4399 Network Co., Ltd. since 2013. In addition, Mr. Ye has been a partner of GX Capital since 2014. Mr. Ye has been a director of Meili Finance Holdings Limited from 2016 to 2017, and served as an analyst at KKR Investment Consultancy (Beijing)

Company Ltd. from 2011 to 2013. Mr. Ye received a bachelor’s degree in automotive engineering from Tsinghua University in 2009 and a master’s degree in business administration from Tsinghua University School of Economics and Management in 2011.

Bin Yue has served as our director since 2017. Mr. Yue has been a director of Tigerye Holdings Limited, BIYING Inc., Shanghai Lebai Robot Co., Ltd. and Hangzhou Paidun Xinan Technology Co., Ltd. since 2018, InspirAI Co. Ltd. since 2017, Zhuiyi Delta Plus Inc., Leapstack Data Technology Co., Ltd., Shanghai Tiannang Smart Technology Co., Ltd. and Innovusion Holdings Ltd. since 2016, 700 Co., Ltd., Mathlide Technology Corporation, Huami Corporation, S-CLOUD Holdings Limited and Beijing Yiou Wangmeng Technology Co., Ltd. since 2015, and Microcare Network Inc., Beijing Xingchen Dahai Technology Co., Ltd. and MOOV Inc. since 2014. Mr. Yue served as a director of Beijing Shitou Shiji Technology Co., Ltd. from 2016 to 2018. Mr. Yue has also served as one of the founding partners of Gaorong Capital since 2014. From 2010 to 2014, Mr. Yue was a vice president of IDG Capital Partners. Mr. Yue served as an investment manager of China Renaissance Group from 2006 to 2009. Mr. Yue received a bachelor’s degree and a master’s degree in computer science and technology from Peking University in 2002 and 2005, respectively.

Board of Directors

Our board of directors will consist of             directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our company;

•	representing our company in contracts and deals;

•	appointing attorneys for our company;

•	select senior management such as managing directors and executive directors;

•	providing employee benefits and pension;

•	managing our company’s finance and bank accounts;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	exercising any other powers conferred by the shareholders meetings or under our memorandum and articles of association, as amended and restated from time to time.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our [seventh] amended and restated memorandum and articles of association. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our company, if any. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Pursuant to our shareholders agreement dated March 29, 2018 and our sixth amended and restated memorandum and articles of associations dated May 20, 2018, we have granted (i) each of Key View Investments Limited, Wacai Holding Limited, Banyan Entities (comprised of Banyan Partners Fund I, L.P. and Banyan Partners Co-Invest 2015, L.P.), GX Entities (comprised of GX China III Ltd. and GX Melon Holdings Limited), Lingfeng CGH Ltd. and Hanhai International Investment Inc. the right to designate and remove one director on our board of directors and (ii) Lendora Limited, which holds a majority of our issued and outstanding ordinary shares, the right to designate and remove five directors on our board of directors.

Board Committees

Our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will adopt a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will initially consist of                 ,                  and                 .                  will be the chairperson of our audit committee.                  satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of                 ,                  and                  satisfies the requirements for an “independent director” within the meaning of                  and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee will consist solely of independent directors within one year of this offering.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•	selecting the independent auditor;

•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•

annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	setting clear hiring policies for employees and former employees of the independent auditors;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and, if material, approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•

timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, internal auditors and the independent auditor; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee will initially consist of                 ,                  and                 .                  will be the chairperson of our compensation committee. Each of                     ,                  and                  satisfies the requirements for an “independent director” within the meaning of                 .

Our compensation committee is responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;

•	reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;

•	reviewing and approving our senior officers’ employment agreements with us;

•	setting performance targets for our senior officers with respect to our incentive—compensation plan and equity-based compensation plans;

•

administering our equity-based compensation plans in accordance with the terms thereof; and such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will initially consist of                 ,                  and                 .                  will be the chairperson of our nominating and corporate governance committee. Each of                 ,                  and                  the requirements for an “independent director” within the meaning of                 . The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Compensation of Directors and Executive Officers

In 2018, we paid aggregate cash compensation of RMB10.0 million to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and executive officers, see “—Equity Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, willful misconduct or gross negligence to our detriment, or serious breach of duty of loyalty to us. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and within two years after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our business partners, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach financial institutions, dealers or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

On December 26, 2017, we adopted a share incentive plan, or the 2017 Plan, which allows us to grant options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. 26,994,966 ordinary shares have been reserved for issuance in connection with our 2017 Plan.

Administration

The 2017 Plan is administered by the compensation committee of our board of directors or the chief executive officer. The administrator will determine the provisions and terms and conditions of each equity award.

Change in Control

In the event of a change in control, the administrator may provide for termination of all equity awards outstanding at a specific time in the future, purchase of equity awards from holders, replacement of equity awards, payment of awards in cash or combination of the foregoing.

Term

Unless terminated earlier, the 2017 Plan will continue in effect for a term of ten years from the date of its adoption.

Award Agreements

Equity awards granted under the 2017 Plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which must be consistent with the share incentive plan.

Vesting Schedule

The vesting schedule of each equity award granted under the 2017 Plan will be set forth in the award agreement for such equity award.

Amendment and Termination

The 2017 Plan may at any time be amended or terminated with the approval of our board of directors.

Option Grants

Since the adoption of the 2017 Plan, we have granted options to certain directors, officers and employees. As of the date of this prospectus, options to purchase 25,600,357 Class A ordinary shares are outstanding.

The table below summarizes, as of the date of this prospectus, the options we have granted to our directors and executive officers.

Name	Position	Ordinary Shares Underlying Options Awarded		Option Exercise Price per Share (RMB)	Grant Date	Option Expiration Date
Allen Gu	Chief Executive Officer		*	2.00	February 5, 2017	February 5, 2027

Julian Wang	Chief Financial Officer	5,292,883		2.00	March 26, 2018	March 26, 2028

Weixi Zheng	Director and Chief Risk Officer		*	1.00 to 2.00	Various dates from October 17, 2016 to March 1, 2018	Various dates from October 17, 2026 to March 1, 2028

Yun Sun	Director and Vice President for Legal and Compliance		*	2.00	March 21, 2017	March 21, 2027

Derek Wen Xu	Director and Vice President for Strategy and Funding		*	1.00 to 2.00	Various dates from April 6, 2016 to March 1, 2018	Various dates from April 6, 2026 to March 1, 2028

*	Less than 1% of our outstanding shares, assuming conversion of our preferred shares into ordinary shares.

PRINCIPAL SHAREHOLDERS

The following table sets forth information as of the date of this prospectus with respect to the beneficial ownership of our ordinary shares by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5.0% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security.

The total number of ordinary shares outstanding as of the date of this prospectus is 265,958,299, assuming conversion of all convertible redeemable preferred shares into ordinary shares.

The total number of ordinary shares outstanding after completion of this offering will be                 , comprising                  Class A ordinary shares and                  Class B ordinary shares, which is based upon (i) the designation of all ordinary shares beneficially owned by                  into                  Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (ii) the designation of all of the remaining outstanding ordinary shares and automatic conversion of all our outstanding convertible redeemable preferred shares into                  Class A ordinary shares on a one-for-one-basis upon the completion of this offering; and (iii)                 Class A ordinary shares issued in connection with this offering (assuming the underwriters do not exercise their option to purchase additional ADSs), but excludes (a)                  ordinary shares issuable upon the exercise of outstanding share options under our equity incentive plan; and (b)                  ordinary shares reserved for future issuance under our equity incentive plan.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	Percent	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares on an as- converted basis	Percentage of aggregate voting power**
Directors and Executive Officers:**
Allen Gu	*	*
Julian Wang	*	*
Weixi Zheng	*	*
Yun Sun	*	*
Derek Wen Xu	*	*
Zhiguo Li	—	—
Ning Ma(1)	16,859,208	6.3
Li Ou	—	—
Yong Ren(2)	15,074,674	5.7
Li Yang	—	—
Yuming Ye	—	—
Bin Yue	—	—

Directors and Executive Officers as a Group	36,294,103	13.4

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	Percent	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares on an as- converted basis	Percentage of aggregate voting power**
Principal Shareholders
Key View Investments Limited(3)	43,395,620	16.3
Lendora Limited(4)	33,670,989	12.7
Wacai Holdings Ltd.(5)	30,599,153	11.5
Banyan Entities(6)	25,274,288	9.5
Lingfeng CGH Ltd.(1)	16,859,208	6.3
Hanhai International Investment Inc.(7)	15,699,903	5.9
P&H Holdings Ltd.(2)	15,074,674	5.7
GX China III Ltd.(8)	14,856,380	5.6

*	Beneficially owns less than 1% of our outstanding shares.
**

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to                  votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)

Represents 10,776,661 ordinary shares issuable upon conversion of 10,776,661 Series A-1 preferred shares and 6,082,547 ordinary shares issuable upon conversion of 6,082,547 Series A-2 preferred shares held by Lingfeng CGH Ltd. Lingfeng CGH Ltd. is a limited liability company incorporated under the laws of Cayman Islands with its registered office at the PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Lingfeng CGH Ltd. is indirectly controlled by Ning Ma.

(2)

Represents (i) 9,871,485 ordinary shares held by Visionary Tech Holdings Ltd., a limited liability company incorporated under the laws of British Virgin Islands with its registered office at Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands; and (ii) 5,203,189 ordinary shares held by Family Investments Holdings Limited, a limited liability company incorporated under the laws of British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Visionary Tech Holdings Ltd. and Family Investments Holdings Limited are both wholly owned by P&H Holdings Ltd., which is controlled by Yong Ren. Visionary Tech Holdings Ltd. was issued 18,651,078 ordinary shares from us on December 26, 2017. Visionary Tech Holdings Ltd. transferred 8,779,593 ordinary shares to third parties on March 26, 2018.

(3)

Represents 43,395,620 ordinary shares issuable upon conversion of 43,395,620 Series B-1 preferred shares held by Key View Investments Limited, a limited liability company incorporated under the laws of Hong Kong with its registered office at the Room 1004, 10/F, Tai Yau Building, 181 Johnston Road, Wanchai, Hong Kong. Key View Investments Limited is wholly owned by New Hope Global Holdings Co., Limited, which is indirectly controlled by Yonghao Liu. Key View Investments Limited was issued 35,569,881 and 9,959,451 Series B-1 convertible redeemable preferred shares from us on January 24 and September 23, 2018, respectively. Key View Investments Limited transferred 2,133,712 Series B-1 convertible redeemable preferred shares to a third party on September 25, 2018.

(4)

Represents 33,670,989 ordinary shares held by Lendora Limited, a limited liability company incorporated under the laws of British Virgin Islands with its registered office at the Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Lendora Limited is wholly owned by Yannan Liu.

(5)

Represents 12,316,170 ordinary shares issuable upon conversion of 12,316,170 Series A-1 preferred shares, 4,055,031 ordinary shares issuable upon conversion of 4,055,031 Series A-2 preferred shares and 14,227,952 ordinary shares issuable upon conversion of 14,227,952 Series B-1 preferred shares held by Wacai Holdings Ltd, a limited liability company incorporated under the laws of Cayman Islands with its registered office at Maricorp Services Ltd., P.O. Box 2075, #31 The Strand, 46 Canal Point Drive, Grand Cayman KY1-1105, Cayman Islands. Wacai Holdings Ltd. is controlled by Haibei Investment Limited, IDG and China Broadband Capital Partners III, L.P.

(6)

Represents (i) 9,391,080 ordinary shares issuable upon conversion of 9,391,080 Series A-1 preferred shares and 202,752 ordinary shares issuable upon conversion of 202,752 Series A-2 preferred shares held by Banyan Partners Fund I, L.P.; and (ii) 13,855,692 ordinary shares issuable upon conversion of 13,855,692 Series A-1 preferred shares and 1,824,764 ordinary shares issuable upon conversion of 1,824,764 Series A-2 preferred shares held by Banyan Partners Co-Invest 2015, L.P. Banyan Partners Fund I, L.P. and Banyan Partners Co-Invest 2015, L.P. are both limited partnership organized under the laws of Cayman Islands with their registered office at the c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The general partner of Banyan Partners Fund I, L.P. is Banyan Partners Ltd., the shares of which are beneficially owned by Zhen Zhang, Xiang Gao and Bin Yue. The general partner of Banyan Partners Co-Invest 2015 L.P. is Banyan Partners Co-Invest 2015 Ltd., the shares of which are beneficially owned by Zhen Zhang, Xiang Gao and Bin Yue.

(7)

Represents 7,589,840 ordinary shares issuable upon conversion of 7,589,840 Series A-1 preferred shares and 8,110,063 ordinary shares issuable upon conversion of 8,110,063 Series A-2 preferred shares held by Hanhai International Investment Inc. Hanhai International Investment Inc. is a limited liability company incorporated under the laws of British Virgin Islands with its registered office at the P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Hanhai International Investment Inc. is wholly owned by JD Fountain Technology (HK) Limited, which is indirectly controlled by Qiangdong Liu.

(8)

Represents 14,856,380 ordinary shares issuable upon conversion of 14,856,380 Series A-1 preferred shares held by GX China III Ltd. GX China III Ltd. is a limited company incorporated under the laws of Seychelles with its registered office at the Second Floor, Capital City, Independence Avenue, Victoria, Mahé, Seychelles. GX China III Ltd. is wholly owned by Eager International Limited, which is wholly owned by Xiaohong Zhao.

As of the date of this prospectus, none of our outstanding ordinary shares or convertible redeemable preferred shares is held by record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Historical Changes in Our Shareholding

See “Description of Share Capital—History of Securities Issuances” for historical changes in our shareholding.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our Consolidated VIE and Its Shareholders

See “Our History and Corporate Structure.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital—Registration Rights.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Equity Incentive Plan

See “Management—Equity Incentive Plan.”

Transactions with Youyong and Lendora Holdings Limited

Similar to our company, both Youyong Holdings Limited, or Youyong, and Lendora Holdings Limited were historically part of Meili Finance. Concurrently with our restructuring in 2017, Youyong and Lendora Holdings Limited also spun off from Meili Finance. The shareholders of Meili Finance received shares of each of our company, Youyong and Lendora Holdings Limited in proportion to the shares they held in Meili Finance. There are several shareholders that have substantial influence over each of our company, Youyong and Lendora Holdings Limited. Therefore, Youyong and Lendora Holdings Limited are deemed to be our related parties.

We provide operation support services, which primarily includes risk management and loan collection, and customer referral services to Youyong, which provides consumer financing solutions. We expect our fees relating to operation support services to significantly decrease in 2019, as Youyong starts to rely on its own staff for risk management and loan collection tasks.

We recognized RMB113.0 million and RMB289.3 million of revenues relating to service fees from Youyong in 2017 and 2018, respectively.

Amounts due from Youyong were RMB107.8 million and RMB403.4 million as of December 31, 2017 and 2018, respectively, relating to service fees from Youyong.

Amounts due to Youyong were RMB0.06 million and RMB0.3 million as of December 31, 2017 and 2018, respectively, relating to deposits paid by Youyong.

After our restructuring, we have received administrative support services and loan collection services from Lendora Holdings Limited.

Expenses charged by Lendora Holdings Limited amounted to RMB152.6 million and RMB47.2 million in 2017 and 2018, respectively relating to service fees. We expect such expenses to significantly decrease in 2019, as we start to primarily rely on our own staff for administrative and loan collection tasks.

Amounts due to Lendora Holdings Limited were RMB273.5 million and RMB219.9 million as of December 31, 2017 and 2018, respectively, relating to service fees.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised), as amended, of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital was US$50,000 divided into (i) 283,087,364 ordinary shares of par value US$0.0001 each, (ii) 104,211,676 series A-1 convertible redeemable preferred shares of par value US$0.0001 each and (iii) 20,275,157 series A-2 convertible redeemable preferred shares of par value US$0.0001 each and (iv) 78,340,237 series B-1 convertible redeemable preferred shares of par value US$0.0001 each and (v) 14,085,566 series B-2 convertible redeemable preferred shares of par value US$0.0001 each.

As of the date of this prospectus, there were 49,045,663 ordinary shares and 216,912,636 convertible redeemable preferred shares issued and outstanding.

Upon the closing of this offering, we will have                  Class A ordinary shares and                  Class B ordinary shares issued and outstanding (or                  Class A ordinary shares and                  Class B ordinary shares if the underwriters exercise in full the over-allotment option), excluding Class A ordinary shares issuable upon the exercise of outstanding options under our share incentive plan and Class A ordinary shares reserved for future issuance under our share incentive plan. All of our ordinary shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid. Our authorized share capital post-offering will be US$                  divided into                  Class A ordinary shares and                  Class B ordinary shares with a par value of US$0.0001 each.

Our [seventh] amended and restated memorandum and articles of association will become effective upon completion of this offering. The following are summaries of material provisions of our [seventh] amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law, our articles of association and the common law of the Cayman Islands.

Voting Rights

In respect of all matters upon which the ordinary shares are entitled to vote, each ordinary share is entitled to one vote, and each Class B ordinary share is entitled to                  votes, voting together as one class. Voting at any meeting of shareholders is by show of hands unless a poll is demanded.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our [seventh] amended and restated memorandum and articles of association.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

Transfer of Ordinary Shares

Subject to the restrictions contained in our [seventh] amended and restated articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up, or which is issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the board of directors.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a simple majority of the vote of all of the shares in that class. The rights conferred upon the holders of the shares or any class of shares shall not, unless otherwise expressly provided by the terms of issue of such shares, be deemed to be varied by the creation, redesignation, or issue of shares ranking pari passu with such shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors. Advance notice of at least ten clear business days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of the holders of a majority of the aggregate voting power of all of the ordinary shares present in person or by proxy.

Inspection of Books and Records

Holders of our ordinary shares will have a general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. See “Where You Can Find More Information.”

Changes in Capital

We may from time to time by ordinary resolution:

•	increase our share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as we in general meeting may determine;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•

by subdivision of its existing shares or any of them divide the whole or any part of our share capital into shares of smaller amount than is fixed by our [seventh] amended and restated memorandum of association ; or

•	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

We may by special resolution reduce our share capital or any capital redemption reserve fund in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the NYSE rules in lieu of following home country practice after the closing of this offering. The NYSE rules require that every company listed on the NYSE hold an annual general meeting of shareholders. In addition, our [seventh] amended and restated articles of association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Neither Cayman Islands law nor our amended and restated articles of association allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances

The following is a summary of our securities issuances since the inception of Meili Auto Holdings Limited. None of transactions set forth below involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following transactions was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

In connection with our restructuring in 2017, the shareholders of Meili Finance received shares of Meili Auto in proportion to the shares they held in Meili Finance. Other than the issuance of Series B-1 and B-2 convertible redeemable preferred shares, the other share issuances described below were made at par value. For further information, see “Our History and Corporate Structure.”

Ordinary Shares

We were incorporated in the Cayman Islands as an exempted limited liability company on June 7, 2017. We issued (i) one ordinary share to the Sertus Nominees (Cayman) Limited, which was transferred on the same day to Meili Finance Holdings Limited; and (ii) 9,999 ordinary shares to Meili Finance Holdings Limited.

On December 26, 2017, we issued a total of 61,937,485 ordinary shares, par value US$0.0001 per share, of which (i) 33,670,989 ordinary shares were issued to Lendora Limited for the consideration of US$3,367.0989, (ii) 18,651,078 ordinary shares were issued to Visionary Tech Holdings Ltd for the consideration of US$1,865.1078, (iii) 5,203,189 ordinary shares were issued to Family Investments Holdings Limited for the consideration of US$520.3189, (iv) 1,266,496 ordinary shares were issued to Daisy Elegant Limited for the consideration of US$126.6496, (v) 1,262,974 ordinary shares were issued to Good Hope Easy Limited for the consideration of US$126.2974, (vi) 882,759 ordinary shares were issued to Mr. Yanjun Sun for the consideration of US$88.2759, and (vii) 1,000,000 ordinary shares were issued to Vision Leader Holdings Limited for the consideration of US$100.

Preferred Shares

On December 26, 2017 and in conjunction with the restructuring, we issued a total of 104,211,676 Series A-1 convertible redeemable preferred shares, par value US$0.0001 per share, of which (i) 9,391,080 Series A-1 convertible redeemable preferred shares were issued to Banyan Partners Fund I, L.P. for the consideration of US$939.108, (ii) 13,855,692 Series A-1 convertible redeemable preferred shares were issued to Banyan Partners Co-Invest 2015, L.P. for the consideration of US$1,385.5692, (iii) 14,856,380 Series A-1 convertible redeemable preferred shares were issued to GX China III Ltd. for the consideration of US$1,485.638, (iv) 7,021,683 Series A-1 convertible redeemable preferred shares were issued to GX Melon Holdings Limited for the consideration of US$702.1683, (v) 538,833 Series A-1 convertible redeemable preferred shares were issued to Red Kingdom Holdings Limited for the consideration of US$53.8833, (vi) 12,316,170 Series A-1 convertible redeemable preferred shares were issued to Wacai Holdings Ltd. for the consideration of US$1,231.617, (vii) 10,776,661 Series A-1 convertible redeemable preferred shares were issued to Lingfeng CGH Ltd. for the consideration of US$1,077.6661, (viii) 7,150,567 Series A-1 convertible redeemable preferred shares were issued to Morningside China TMT Fund III, L.P. for the consideration of US$715.0567, (ix) 697,616 Series A-1 convertible redeemable preferred shares were issued to Morningside China TMT Fund III Co-Investment, L.P. for the consideration of US$69.7616, (x) 3,376 Series A-1 convertible redeemable preferred shares were issued to M Leader Limited for the consideration of US$0.3376, (xi) 7,697,607 Series A-1 convertible redeemable preferred shares were issued to Future Land Technology Ltd. for the consideration of US$769.7607, (xii) 7,697,607 Series A-1 convertible redeemable preferred shares were issued to Chuxin Capital Inc. for the consideration of US$769.7607, (xiii) 4,618,564 Series A-1 convertible redeemable preferred shares were issued to Engage Capital Partners I, L.P. for the consideration of US$461.8564, and (xiv) 7,589,840 Series A-1 convertible redeemable preferred shares were issued to Hanhai International Investment Inc. for the consideration of US$758.984.

On the same day and in conjunction with the restructuring, we also issued a total of 20,275,157 Series A-2 convertible redeemable preferred shares, par value US$0.0001 per share, of which (i) 202,752 Series A-2 convertible redeemable preferred shares were issued to Banyan Partners Fund I, L.P. for the consideration of US$20.2752, (ii) 1,824,764 Series A-2 convertible redeemable preferred shares were issued to Banyan Partners Co-Invest 2015, L.P. for the consideration of US$182.4764, (iii) 4,055,031 Series A-2 convertible redeemable preferred shares were issued to Wacai Holdings Ltd. for the consideration of US$405.5031, (iv) 6,082,547 Series A-2 convertible redeemable preferred shares were issued to Lingfeng CGH Ltd. for the consideration of US$608.2547, and (v) 8,110,063 Series A-2 convertible redeemable preferred shares were issued to Hanhai International Investment Inc. for the consideration of US$811.0063.

On January 24, 2018, we issued a total of 51,220,628 Series B-1 convertible redeemable preferred shares par value US$0.0001 per share, of which (i) 35,569,881 Series B-1 convertible redeemable preferred shares were issued to Key View Investments Limited for the consideration of US$50,000,000, (ii) 14,227,952 Series B-1 convertible redeemable preferred shares were issued to Wacai Holdings Ltd. for the consideration of US$20,000,000, and (iii) 1,422,795 Series B-1 convertible redeemable preferred shares were issued to China TH Capital Limited for the consideration of US$2,000,000.

On March 26, 2018, in connection with the sales of our ordinary shares by certain shareholders, we converted such ordinary shares into 12,891,822 Series B-1 convertible redeemable preferred shares upon their transfers to the new shareholders.

On March 29, 2018, we issued 14,085,566 Series B-2 convertible redeemable preferred shares par value US$0.0001 per share as follows: (i) 6,154,414 Series B-2 convertible redeemable preferred shares were issued to Delta Capital Growth Fund II, L.P. for the consideration of US$10,000,000, (ii) 1,230,883 Series B-2 convertible redeemable preferred shares were issued to Yunzhi Yuanjin (Hongkong) Co., Limited for the consideration of US$2,000,000, (iii) 1,846,324 Series B-2 convertible redeemable preferred shares were issued to China TH Capital Limited for the consideration of US$3,000,000, and (iv) 4,853,945 Series B-2 convertible redeemable preferred shares were issued to Rosy Galaxy Limited for the consideration of US$7,886,933.

On September 23, 2018, we issued a total of 14,227,787 Series B-1 convertible redeemable preferred shares par value US$0.0001 per share based on their exercise of the contractual rights we granted to them in January 2018, of which (i) 4,268,336 Series B-1 convertible redeemable preferred shares were issued to Lead Tech Visionary Limited for the consideration of US$6,000,000 and (ii) 9,959,451 Series B-1 convertible redeemable preferred shares were issued to Key View Investments Limited for the consideration of US$14,000,000.

Registration Rights

Pursuant to our shareholders agreement entered into in March 29, 2018, we have granted certain registration rights to holders of our registrable securities. Set forth below is a description of the registration rights under this agreement.

Demand Registration Rights

At any time or from time to time after the date that is six (6) months after the closing of this offering, holders of no less than twenty-five percent (25%) of the registrable securities then outstanding have the right to demand that we file a registration statement under the Securities Act covering the registration of all or part of their registrable securities, so long as the anticipated proceeds net of underwriting discounts and commissions of the securities to be sold under the registration statement equals or exceeds US$10,000,000. We, however, are not obligated to effect a demand registration if we have already effected two demand registrations, unless less than all of the registrable securities sought to be included in the demand registration were sold.

Form F-3/S-3 Demand Registration Rights

When eligible for use of form F-3/S-3, holders of no less than ten percent (10%) of the registrable securities then outstanding have the right to demand that we effect a registration on Form F-3/S-3. Registration pursuant to Form F-3/S-3 registration rights is deemed to be a demand registration, and there is no limit on the number of times the holders may exercise their Form F-3/S-3 registration rights. We, however, are not obligated to effect a registration on Form F-3/S-3 if, among other things, we have already effected two registrations within any twelve-month period preceding the date of the registration request, unless less than all of the registrable securities sought to be included in the Form F-3/S-3 registration were sold for any reason other than solely due to the action or inaction of their holder.

Piggyback Registration Rights

If we propose to file a registration statement in connection with a public offering of securities of our company other than relating to an employee benefit plan, corporate reorganization or transaction under Rule 145 of the Securities Act, or on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities and does not permit secondary sales, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement. Registration pursuant to piggyback registration rights is not deemed to be a demand registration, and there is no limit on the number of times the holders may exercise their piggyback registration rights.

Expenses of Registration

We will pay all expenses, including the underwriting discounts and selling commissions applicable to the sale of the registrable securities, as well as all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for our company and fees and disbursement of one counsel for all selling holders, incurred in connection with any piggyback registration or demand registration, whether or not on Form F-3/S-3. We will not, however, be required to pay for any expenses of any registration proceeding begun pursuant to demand registration rights, whether or not on Form F-3/S-3, if the registration request is subsequently withdrawn by the holders of no less than a majority of the voting power of the registrable securities requested to be registered, subject to certain exceptions.

Termination of Registration Rights

The registration rights discussed above shall terminate on the earlier of (i) the date that is three (3) years from the closing of this offering, and (ii) with respect to any holder, the date on which such holder may sell all of its registrable securities under Rule 144 of the Securities Act in any ninety (90)-day period.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent                shares (or a right to receive                shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Island law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least [45] days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•

the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the

ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not, be agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE

Upon closing of this offering, we will have ADSs outstanding representing approximately         % of our ordinary shares (or ADS outstanding representing approximately         % of our ordinary shares if the underwriters exercise in full the over-allotment option). In addition, options to purchase an aggregate of approximately                  Class A ordinary shares will be outstanding as of the date of this prospectus. Of these options,                  have vested and approximately                  will vest over the next                  years.

All of the ADSs sold in this offering and the Class A ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding ordinary shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities, in the form of ADSs or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Act. This prospectus may not be used in connection with any resale of the ADSs acquired in this offering by our affiliates.

Pursuant to Rule 144, ordinary shares will be eligible for sale at various times after the date of this prospectus, subject to the lock-up agreements.

Sales of substantial amounts of ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs, and while our application has been made to list ADSs on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by ADSs.

Lock-up Agreements

We, our directors, executive officers, all of our existing shareholders [and certain holders of our share options] have agreed, subject to some exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares, or ADSs representing the ordinary shares, or any securities convertible into or exchangeable or exercisable for our ordinary shares, or ADSs representing the ordinary shares, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; and

•	the average weekly trading volume of the ADSs on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. The manner-of-sale provisions require the securities to be sold either in “brokers’ transactions” as such term is defined under the Securities Act, through transactions directly with a market maker as such term is defined under the Exchange Act or through a riskless principal transaction as described in Rule 144. In addition, the manner-of-sale provisions require the person selling the securities not to solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction or make any payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities. If the amount of securities to be sold in reliance upon Rule 144 during any period of three months exceeds 5,000 shares or other units or has an aggregate sale price in excess of US$50,000, three copies of a notice on Form 144 should be filed with the SEC. If such securities are admitted to trading on any national securities exchange, one copy of such notice also must be transmitted to the principal exchange on which such securities are admitted. The Form 144 should be signed by the person for whose account the securities are to be sold and should be transmitted for filing concurrently with either the placing with a broker of an order to execute a sale of securities or the execution directly with a market maker of such a sale.

Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following is a general summary of certain Cayman Islands, People’s Republic of China and United States federal income tax consequences relevant to an investment in the ADSs and Class A ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the ADSs and Class A ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of the ADSs and Class A ordinary shares. Stamp duties may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

In February 2017, the National People’s Congress of China enacted the modified Enterprise Income Tax Law, which became effective on February 24, 2017. The modified Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementing rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounting and assets of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. Furthermore, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be subject to reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Certain United States Federal Income Tax Considerations

The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of the ADSs and Class A ordinary shares as of the date hereof. This discussion deals only with ADSs and Class A ordinary shares that are held as capital assets by a United States Holder (as defined below).

As used herein, the term “United States Holder” means a beneficial owner of the ADSs or Class A ordinary shares that is, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding the ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock by vote or value;

•	a partnership or other pass-through entity for United States federal income tax purposes;

•

a person required to accelerate the recognition of any item of gross income with respect to the ADSs or Class A ordinary shares as a result of such income being recognized on an “applicable financial statement” (as defined by the Code); or

•	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds the ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the ADSs or Class A ordinary shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare contribution tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of the ADSs or Class A ordinary shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of the ADSs or Class A ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect potential PRC withholding taxes, as discussed above under “—People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that the ADSs (which we will apply to list on the NYSE) will be readily tradable on an established securities market in the United States once they are so listed. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance, however, that the ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, may be eligible for reduced rates of taxation. See “Taxation—People’s Republic of China Taxation.” Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In addition, notwithstanding the foregoing, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “—Passive Foreign Investment Company,” we believe that there is a significant risk that we will be classified as a PFIC for the current taxable year, and we may be classified as a PFIC in future taxable years.

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

In general, we will be a passive foreign investment company (a “PFIC”) for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIE for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIE. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIE for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

We consider ourselves as a service provider with the primary business purpose of providing used car financing solutions. In this regard, we generally collaborate with funding partners that provide the ultimate financing to borrowers. However, for many loans we view ourselves as the primary financing provider, record such loans as loans and advances on our balance sheet and recognize net financing income. As such, for purposes of the PFIC rules, it is likely that we would be treated as earning interest income from such loans. There are certain exceptions under the PFIC rules that would characterize interest income that would otherwise be passive income as active income, provided such interest income is earned in connection with the active conduct of certain types of businesses. It is unclear, however, whether we would be eligible for any such exception, and, thus, we believe there is a significant risk that the interest from such loans will be treated as passive income for purposes of the PFIC rules.

Given the foregoing and based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the expected price of the ADSs in this offering), we believe that there is a significant risk that we will be classified as a PFIC for our current taxable year, and may be classified as a PFIC in future taxable years. However, there are uncertainties in the application of the PFIC rules to a company with our particular business operations, in particular related to the classification of our income as active or passive. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our income or asset composition. If we are a PFIC for any taxable year during which you hold the ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold the ADSs or Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest income tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold the ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Any trades that have as their principal purpose satisfying this requirement will be disregarded. Under current law, the mark-to-market election may be available to holders of ADSs once the ADSs are listed on the NYSE which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the Class A ordinary shares will be listed on the NYSE. Consequently, if you are a holder of Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a

PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes elect out of the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold the ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file Internal Revenue Service Form 8621 if you hold the ADSs or Class A ordinary shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of the ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of the ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom [UBS Securities LLC, Deutsche Bank Securities Inc. and Nomura Securities International, Inc.] are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
[UBS Securities LLC
Deutsche Bank Securities Inc
Nomura Securities International, Inc.]

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally but not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by:
Us	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$                . [We have agreed to reimburse the underwriters for certain of their expenses in an amount up to US$                .]

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

The address of UBS Securities LLC is 1285 Avenue of the Americas, New York, NY 10019, U.S.A. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, NY 10005, U.S.A. The address of Nomura Securities International, Inc. is Worldwide Plaza, 309 West 49th Street, New York, NY 10019, U.S.A.

Our ADSs [have been approved] for listing on the NYSE under the trading symbol “                ”.

[We and our directors, executive officers, all of our existing shareholders [and certain holders of our share options] have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our Class A ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for our Class A ordinary shares or ADSs;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of our Class A ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for our Class A ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A ordinary shares or ADSs.

whether any such transaction described above is to be settled by delivery of our Class A ordinary shares or ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any of our Class A ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for our Class A ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph are subject to certain exceptions.

The representatives, in their sole discretion, may release our Class A ordinary shares and ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.]

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs pursuant to Regulation M of the Securities Act of 1933. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time. If the representatives of the underwriters purchase the ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

[Directed Share Program

At our request, the underwriters have reserved         % of the ADSs being offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If purchased by these persons, these ADSs will be subject to a 180-day lock-up restriction. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the ADSs may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act. The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any ADSs recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Financial Center

This prospectus relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of ADSs which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

France

Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer;

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany, or Germany, or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Italy

The offering of ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs may not be distributed in Italy except:

•

to “qualified investors,” as referred to in Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended, or the Decree No. 58, and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of October 29, 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of May 14, 1999, as amended (“Regulation No. 11971”); or

•	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be:

•

made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993, as amended, or the Banking Law, Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred en bloc without subdivision to a single investor.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

Qatar

The ADSs have not been and will not be offered, sold or delivered at any time, directly or indirectly, in the State of Qatar (“Qatar”) in a manner that would constitute a public offering. This prospectus has not been reviewed or approved by or registered with the Qatar Central Bank, the Qatar Exchange or the Qatar Financial Markets Authority. This prospectus is strictly private and confidential, and may not be reproduced or used for any other purpose, nor provided to any person other than the recipient thereof.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, or (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notification under Section 309B(1)(c) of the SFA: We have determined that the ADSs shall be (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the ADSs constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this prospectus nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, nor the Company nor the ADSs have been or will be filed with or approved by any Swiss regulatory authority. The ADSs are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA, and investors in the ADSs will not benefit from protection or supervision by such authority.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in

Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates (Excluding the Dubai International Financial Center)

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates, or U.A.E., other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific selling restrictions on prospective investors in the Dubai International Financial Centre set out below.

The information contained in this prospectus does not constitute a public offer of ADSs in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”), received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

SEC registration fee	US$
NYSE listing fee
Financial Industry Regulatory Authority filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

These expenses will be borne by us, except for underwriting discounts and commissions, which will be borne by us in proportion to the numbers of ADSs sold in the offering by us, respectively.

LEGAL MATTERS

We are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters of United States federal securities and New York state law. The underwriters are being represented by Latham & Watkins LLP with respect to certain legal matters as to United States. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to PRC law will be passed upon for us by Fangda Partners and for the underwriters by Haiwen & Partners. Simpson Thacher & Bartlett LLP and Conyers Dill & Pearman may rely upon Fangda Partners with respect to matters governed by PRC law. Latham & Watkins LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Meili Auto Holdings Limited as of December 31, 2017 and 2018 and for each of the years in the two-year period ended December 31, 2018, have been included herein and in this registration statement in reliance upon the report of KPMG Huazhen LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The offices of KPMG Huazhen LLP are located at 8th Floor, KPMG Tower, Oriental Plaza, 1 East Chang An Avenue, Beijing, People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying Class A ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon closing of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s web site at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Meili Auto Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Meili Auto Holdings Limited and subsidiaries (the Company) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive (loss) / income, changes in shareholders’ deficit and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2019.

Beijing, China

August 19, 2019

Meili Auto Holdings Limited

Consolidated Balance Sheets

(All amounts in Renminbi (RMB) thousands, except for share and per share data, unless otherwise noted)

		As of December 31,
	Note	2017	2018
		RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents		210,982	78,761
Restricted cash		99,748	781,869
Short-term investments	4	7,800	—
Amounts due from related parties	5	113,081	455,058
Loans and advances (net of allowance of RMB239,363 and RMB179,529 as of December 31, 2017 and 2018, respectively)	6	4,145,639	2,877,028
Loans recognized as a result of payment under the guarantee (net of allowance of RMB416 and RMB8,593 as of December 31, 2017 and 2018, respectively)	7	1,863	52,719
Prepaid expense and other current assets	8	31,875	50,919
Other receivable, net	9	35,438	64,426

Total current assets		4,646,426	4,360,780

Non-current assets:
Property and equipment, net	10	7,027	16,745
Intangible assets, net	11	7,045	6,252
Loans and advances (net of allowance of RMB89,323 and RMB37,172 as of December 31, 2017 and 2018, respectively)	6	3,228,094	1,404,618
Long-term investments	4	—	20,010
Goodwill	12	52,559	52,559
Other non-current assets	13	155,959	22,628

Total non-current assets		3,450,684	1,522,812

Total assets		8,097,110	5,883,592

The accompanying notes are an integral part of these consolidated financial statements.

Meili Auto Holdings Limited

Consolidated Balance Sheets (Continued)

(All amounts in Renminbi (RMB) thousands, except for share and per share data, unless otherwise noted)

		As of December 31,
	Note	2017	2018
		RMB	RMB
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	14	55,450	20,100
Accounts payable (including accounts payable of consolidated VIE and VIE’s subsidiary without recourse to the primary beneficiary of RMB774 and RMB472 as of December 31, 2017 and 2018, respectively)		56,551	46,790
Guarantee liabilities	15	172,701	336,506
Payable to funding partners	16	3,545,202	2,640,365
Amounts due to related parties	5	1,414,563	897,681
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of consolidated VIE and VIE’s subsidiary without recourse to the primary beneficiary of RMB72,617 and RMB62,520 as of December 31, 2017 and 2018, respectively)	17	132,694	214,353

Total current liabilities		5,377,161	4,155,795

Non-current liabilities
Long-term borrowings	14	9,218	—
Payable to funding partners	16	2,671,634	1,262,349
Amounts due to related parties	5	772,958	156,653

Total non-current liabilities		3,453,810	1,419,002

Total liabilities		8,830,971	5,574,797

The accompanying notes are an integral part of these consolidated financial statements.

Meili Auto Holdings Limited

Consolidated Balance Sheets (Continued)

(All amounts in Renminbi (RMB) thousands, except for share and per share data, unless otherwise noted)

		As of December 31,
	Note	2017	2018
		RMB	RMB
Commitments and contingencies	25
Mezzanine equity	20
Series A-1 convertible redeemable preferred shares (US$0.0001 par value; 104,211,676 shares authorized, issued and outstanding as of December 31, 2017 and 2018. Redemption value of RMB543,385 and RMB1,061,713 as of December 31, 2017 and 2018, respectively; liquidation value of RMB596,682 and RMB1,004,802 as of December 31, 2017 and 2018, respectively)		543,385	1,061,713
Series A-2 convertible redeemable preferred shares (US$0.0001 par value; 20,275,157 shares authorized, issued and outstanding as of December 31, 2017 and 2018, Redemption value of RMB156,332 and RMB229,199 as of December 31, 2017 and 2018, respectively; liquidation value of RMB181,331 and RMB254,633 as of December 31, 2017 and 2018, respectively)		156,332	229,199
Series B-1 convertible redeemable preferred shares (US$0.0001 par value; 78,340,237 shares authorized, issued and outstanding as of December 31, 2018; Redemption value of RMB808,839 as of December 31, 2018; liquidation value of RMB1,232,169 as of December 31, 2018)		—	808,839
Series B-2 convertible redeemable preferred shares (US$0.0001 par value; 14,085,566 shares authorized, issued and outstanding as of December 31, 2018, Redemption value of RMB164,726 as of December 31, 2018; liquidation value of RMB251,549 as of December 31, 2018)		—	164,726

Total mezzanine equity		699,717	2,264,477

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value, 375,513,167 shares and 283,087,364 shares authorized as of December 31, 2017 and 2018, respectively; 61,937,485 shares and 49,045,663 shares issued and outstanding as of December 31, 2017 and 2018, respectively)		41	32
Subscription receivable		(41)	(32)
Accumulated other comprehensive income		574	(1,919)
Accumulated deficit		(1,430,106)	(1,947,710)

Total Meili Auto Holdings Limited shareholders’ deficit		(1,429,532)	(1,949,629)

Non-controlling interests		(4,046)	(6,053)

Total shareholders’ deficit		(1,433,578)	(1,955,682)

Total liabilities, mezzanine equity and shareholders’ deficit		8,097,110	5,883,592

The accompanying notes are an integral part of these consolidated financial statements.

Meili Auto Holdings Limited

Consolidated Statements of Comprehensive (Loss) / Income

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		For the year ended December 31
	Note	2017	2018
		RMB	RMB
Net revenues:
Loan facilitation revenue		294,415	805,779
Value-added services revenue		92,130	232,003

Financing income		916,457	903,830
Financing costs		(552,279)	(584,089)

Net financing income		364,178	319,741

Other revenues		115,956	298,835

Total net revenues		866,679	1,656,358
Cost of revenues		(208,549)	(396,707)

Gross profit		658,130	1,259,651

Provision for loans and advances		(373,608)	(238,964)

Total gross profit after provision for loans and advances		284,522	1,020,687

Operating expenses:
Sales and marketing		(481,525)	(565,979)
General and administrative		(105,303)	(145,497)
Research and development		(72,296)	(119,609)
Gains from guarantee liabilities	15	2,126	122,130

Total operating expenses		(656,998)	(708,955)

(Loss) / income from operations		(372,476)	311,732

Interest expense, net		(11,525)	(5,736)
Foreign exchange (losses) / gains		(224)	6,393
Gains on disposal of subsidiary	19	25,156	—
Other income, net		2,289	12,547

(Loss) / income before income tax expense		(356,780)	324,936
Income tax expense	18	(1,723)	(6,471)

Net (loss) / income		(358,503)	318,465
Less: net loss attributable to non-controlling interests		(4,046)	(2,007)

Net (loss) / income attributable to Meili Auto Holdings Limited		(354,457)	320,472

The accompanying notes are an integral part of these consolidated financial statements.

Meili Auto Holdings Limited

Consolidated Statements of Comprehensive (Loss) / Income (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		For the year ended December 31
	Note	2017	2018
		RMB	RMB
Net (loss) / income attributable to Meili Auto Holdings Limited		(354,457)	320,472
Accretion to redemption value		(986)	(749,303)

Net loss attributable to ordinary shareholders		(355,443)	(428,831)

Net (loss) / income		(358,503)	318,465
Foreign currency translation		574	(2,493)

Total comprehensive (loss) / income		(357,929)	315,972
Less: total comprehensive loss attributable to non-controlling interests		(4,046)	(2,007)

Total comprehensive (loss) / income attributable to Meili Auto Holdings Limited		(353,883)	317,979

Net loss attributable to ordinary shareholders		(355,443)	(428,831)

Weighted average number of shares outstanding used in computing net loss per share
—Basic	23	66,600,459	55,857,274
—Diluted	23	66,600,459	55,857,274
Net loss per share attributable to ordinary shareholders
—Basic	23	(5.34)	(7.68)
—Diluted	23	(5.34)	(7.68)

The accompanying notes are an integral part of these consolidated financial statements.

Meili Auto Holdings Limited

Consolidated Statements of Changes in Shareholders’ Deficit

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Subscription receivable	Accumulated deficit	Parent Company’s investment	Total	Non-controlling Interest	Total shareholders’ deficit
		Shares	Amount
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as at January 1, 2017		—	—	—	—	—	—	(104,331)	(104,331)	—	(104,331)
Share-based compensation		—	—	—	—	—	—	2,803	2,803	—	2,803
Net loss		—	—	—	—	—	—	(354,457)	(354,457)	(4,046)	(358,503)
Completion of reorganization	2(b)	61,937,485	41	—	—	(41)	(1,429,120)	455,985	(973,135)	—	(973,135)
Accretion on preferred shares to redemption value		—	—	—	—	—	(986)	—	(986)	—	(986)
Foreign currency translation adjustments, net of nil income taxes		—	—	—	574	—	—	—	574	—	574

Balance as of December 31, 2017		61,937,485	41	—	574	(41)	(1,430,106)	—	(1,429,532)	(4,046)	(1,433,578)

Conversion of ordinary shares to preferred shares	20	(12,891,822)	(9)	—	—	9	(97,391)	—	(97,391)	—	(97,391)
Net Income		—	—	—	—	—	320,472	—	320,472	(2,007)	318,465
Share-based compensation		—	—	8,618	—	—	—	—	8,618	—	8,618
Accretion on preferred shares to redemption value		—	—	(8,618)	—	—	(740,685)	—	(749,303)	—	(749,303)
Foreign currency translation adjustments, net of nil income taxes		—	—	—	(2,493)	—	—	—	(2,493)	—	(2,493)

Balance as of December 31, 2018		49,045,663	32	—	(1,919)	(32)	(1,947,710)	—	(1,949,629)	(6,053)	(1,955,682)

The accompanying notes are an integral part of these consolidated financial statements.

Meili Auto Holdings Limited

Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		For the year ended December 31
	Note	2017	2018
		RMB	RMB
Cash flows from operating activities
Net (loss) / income		(358,503)	318,465

Share-based compensation		2,803	8,618
Depreciation and amortization		3,223	12,584
Loss from disposal of property, equipment and software		—	10
Gains from guarantee liabilities		(2,126)	(122,130)
Provision for Loans and advances		373,608	238,964
Impairment loss		9,219	—
Investment gains		(25,156)	—
Changes in operating assets and liabilities, net of effects of disposal of subsidiaries and acquisition:
Amounts due from related parties		(49,661)	(341,977)
Loan recognized as a result of payment under the guarantee		1,885	(78,778)
Other receivable		4,811	(28,988)
Prepaid expenses and other assets		(464,252)	104,284
Accounts payable		(3,101)	(9,761)
Amounts due to related parties		273,554	(53,424)
Accrued expenses and other current liabilities		114,721	85,661
Guarantee liabilities		160,399	285,935
Income taxes payable		(4,714)	—

Net cash generated from operating activities		36,710	419,463

Cash flows from investing activities:
Proceeds from disposal of property, equipment and software		—	24
Proceeds from disposal of subsidiary		2,000	10,000
Purchase of property, equipment and software		(7,013)	(21,542)
Cash paid for acquisition, net of cash acquired		(12)	(4,000)
Proceeds from collection of loan principal		3,681,897	4,263,185
Payments to originate loan principal		(7,414,084)	(1,382,141)
Proceeds from the sale of short-term investments		7,200	7,800
Purchases of long-term investments		—	(20,010)

Net cash (used in) / generated from investing activities		(3,730,012)	2,853,316

The accompanying notes are an integral part of these consolidated financial statements.

Meili Auto Holdings Limited

Consolidated Statements of Cash Flows (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		For the year ended December 31
	Note	2017	2018
		RMB	RMB
Cash flows from financing activities
Proceeds from borrowings		327,668	514,982
Principal payments on borrowings		(460,000)	(525,050)
Proceeds from payable to funding partners		7,444,335	1,392,083
Principal payments on payable to funding partners		(3,453,088)	(4,820,467)
Proceeds from issuance of convertible redeemable preferred shares		—	742,224
Cash paid for issuance of convertible redeemable preferred shares		—	(24,158)

Net cash generated / (used in) from financing activities		3,858,915	(2,720,386)

Effect of exchange rate changes on cash and cash equivalents		574	(2,493)

Net increase in cash and cash equivalents, restricted cash		166,187	549,900
Cash and cash equivalents, restricted cash at the beginning of the year		144,543	310,730

Cash and cash equivalents, restricted cash at the end of the year		310,730	860,630

Supplemental information
Income taxes paid		11,712	24,448
Interest expense paid		15,099	7,045
Other receivable related to disposal of subsidiary		16,000	16,000
Accretion on redeemable preferred shares		986	749,303

The accompanying notes are an integral part of these consolidated financial statements.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1	Principal activities and organization

a.	Nature of operations

Meili Auto Holdings Limited was incorporated on June 7, 2017 in the Cayman Islands under the laws of the Cayman Islands. Meili Auto Holdings Limited, together with all its subsidiaries and variable interest entity (“VIE”) (collectively referred to as “the Company” or “Meili Auto”), are principally engaged in auto financing facilitation and financing guarantee operation (collectively referred to as the “Business”) in the People’s Republic of China (the “PRC”).

b.	Reorganization

The Business commenced operations in 2015 as a business unit within Meili Finance Holdings Limited (“Meili Finance”), which is the former parent company of Meili Auto. The Company was established in connection with a reorganization (the “Reorganization”) of Meili Finance in several steps. As a result of the Reorganization, subsidiaries of Meili Finance that engaged in the Business were transferred to the Company. The Reorganization was approved by the Board of Directors on December 26, 2017 (“the Restructuring Day”).

To effect the transfer of the Business to the Company, the following major steps were undertaken:

1)	The Company was set up by Meili Finance on June 7, 2017.

2)

In June 2017, the Company incorporated Meili Auto Financing Holdings Limited (“Meili Auto Financing”) and Meili Auto Alliance Holdings Limited (“Meili Auto Alliance”) in Cayman Islands. In July 2017, Meili Auto Alliance incorporated Meili Auto Alliance Holdings HK Limited in Hong Kong. These entities were intermediate holding companies within the Company.

3)

The Business was then transferred to the Company. This was done by (1) On November 10, 2017, Meili Finance transferred its wholly owned subsidiary, China HuaChang Lease Co., Ltd. (“HuaChang HK”), to Meili Auto Financing. HuaChang HK and its subsidiaries were primarily engaged in the Business in China. (2) On December 4, 2017, Meili Auto (Beijing) Internet Technology Co., Ltd. (“Meili Beijing”) obtained control over Beijing Feima Changyou Information Technology Co., Ltd. (“Beijing Feima”) by entering into a series of control agreements (See Note 1 (c) for details of these agreements). On December 21, 2017 Meili Finance transferred Meili Auto Alliance (Beijing) Information Technology Co., Ltd. to Beijing Feima.

4)

On December 26, 2017, the Company issued common shares and preferred shares at par value to Meili Finance common shareholders and preferred shareholders for the respective number of shares that they held in Meili Finance. Such issuance amounts were fully paid by shareholders, based on the respective number of shares that common and preferred shareholders held in the Company. Also the transfer of Meili Finance’s subsidiaries and VIE to the Company was completed on the same day.

Basis of Presentation for the Reorganization

The Reorganization consists of transferring the auto financing business to the Company, which is owned by the same group of shareholders immediately before and after the Reorganization. The shareholding percentages and rights of each shareholder are the same in Meili Finance and the Company immediately before and after the Reorganization. Accordingly, the Reorganization is accounted for in a manner similar to a common control transaction because the transfer lacks economic substance. Therefore, the accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that are

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

directly attributable to the auto financing business for the period presented and are prepared as if the corporate structure of the Company after the Reorganization had been in existence throughout the period presented.

The assets and liabilities are stated at historical carrying amounts. Those assets and liabilities that are specifically related to the auto financing business are included in the Company’s Consolidated Balance Sheets. The Company’s statement of operations and comprehensive loss consists of all the revenues, costs and expenses of the auto financing business, including allocations to the cost of revenue, sales and marketing expenses, research and development expenses, and general and administrative expenses, which were incurred by Meili Finance but related to the auto financing business. These allocated costs and expenses are primarily for office rental expenses, office utilities, and certain corporate functions, including senior management, finance, legal and human resources, as well as share-based compensation expense.

c.	VIE

As foreign ownership of internet-based businesses is subject to restrictions under current PRC laws and regulations, the Company intends to operate its restricted business primarily through the VIE and its subsidiary. Beijing Feima, the Company’s VIE, will apply for the necessary PRC operating licenses for the internet value-added businesses. The equity interests of Beijing Feima are legally held by nominee shareholders, while the rights of those nominee shareholders have been transferred to Beijing Feima through the contractual arrangements.

The VIE Agreements

Beijing Feima entered into a series of contractual agreements with its nominee shareholders and Meili Beijing, including the Power of Attorney Agreements, the Exclusive Option Agreements, the Exclusive technical consulting and service agreement, and the Equity Interest Pledge Agreements (collectively, the “VIE Agreements”).

Pursuant to the VIE agreements, the Company, through Meili Beijing, is able to exercise effective control over, bear the risks of, enjoy substantially all of the economic benefits of the VIE, and has an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law at the minimum price possible. The Company’s management concluded that Beijing Feima is a VIE of the Company and Meili Beijing is the primary beneficiary of Beijing Feima. As such, the financial statements of the VIE are included in the consolidated financial statements of the Company.

The following is a summary of the VIE Agreements

(1)	Power of Attorney Agreements:

Pursuant to the power of attorney agreements signed between Beijing Feima’s nominee shareholders and Meili Beijing, each nominee shareholder irrevocably appointed Meili Beijing as its attorney-in-fact to exercise on each shareholder’s behalf any and all rights that each shareholder has in respect of its equity interest in Beijing Feima (including but not limited to executing the exclusive right to purchase agreements, the voting rights and the right to appoint legal representative, directors and executive officers of Beijing Feima). This agreement is effective and irrevocable as long as the nominee shareholder remains a shareholder of Beijing Feima.

(2)	Exclusive option agreements:

Pursuant to the exclusive option agreements entered into between Beijing Feima’s nominee shareholders and Meili Beijing, the nominee shareholders irrevocably granted Meili Beijing a call option to request the

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

nominee shareholders to transfer or sell any part or all of its equity interests in the VIE, or any or all of the assets of the VIE, to Meili Beijing, or their designees. The purchase price of the equity interests in the VIE is equal to the minimum price required by PRC law. Without Meili Beijing’s prior written consent, the VIE and its nominee shareholders cannot amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests and provide any loans or guarantees. The nominee shareholders cannot request any dividends or other form of assets. If dividends or other form of assets were distributed, the nominee shareholders are required to refund all received distribution to Meili Beijing or their designees. This agreement is not terminated until all of the equity interest of the VIE is transferred to Meili Beijing or the person(s) designated by Meili Beijing. None of the nominee shareholders have the right to terminate or revoke the agreement under any circumstance unless otherwise regulated by law.

(3)	Exclusive technical consulting and service agreement:

Pursuant to the exclusive technical consulting and service arrangement entered into by Meili Beijing and Beijing Feima and its subsidiaries, Meili Beijing provides exclusive technical support and consulting services in return for fees based on 100% of Beijing Feima’s profit before tax, which is adjustable at the sole discretion of Meili Beijing. Without Meili Beijing’s consent, the VIE and its subsidiary cannot procure services from any third party or enter into similar service arrangements with any other third party, other than Meili Beijing. In addition, the consolidated VIE granted Meili Beijing an exclusive right to purchase any or all of the business or assets of the profitable consolidated VIE and its subsidiary under PRC law. This agreement is irrevocable or can only be unilaterally revoked / amended by Meili Beijing.

(4)	Equity Interest Pledge Agreements:

Pursuant to the equity interest pledge agreements, each nominee shareholders of the VIE’s equity interest have pledged all of their respective equity interests in the VIE to Meili Beijing as continuing first priority security interest to guarantee the nominee shareholders’ and the VIE’s obligations under the power of attorney agreement, the exclusive option agreement and the exclusive business cooperation agreement. Meili Beijing is entitled to collect dividends during the effective period of the share pledge unless it agrees otherwise in writing. If Beijing Feima or any of the nominee shareholder breaches its contractual obligations, Meili Beijing will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Beijing Feima in accordance with PRC law. None of the nominee shareholders may assign or transfer to any third party, distribute dividends and create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIE without the written consent of Meili Beijing. This agreement is not terminated until all of the technical support and consulting and service fees are fully paid under the exclusive business cooperation agreement and all of Beijing Feima’ obligations have been terminated under the other controlling agreements. The Company will register the equity pledge with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Risk in relation to the VIE structure

In the opinion of the Company’s management, the contractual arrangements have resulted in the Company having the power to direct activities that most significantly impact the VIE and the VIE’s subsidiary, including appointing key management, setting up operating policies, exerting financial controls and

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

transferring profit or assets out of the VIE and the VIE’s subsidiary at its discretion. The Company considers that Meili Beijing has the right to receive all the benefits and assets of the VIE and the VIE’s subsidiary. As the VIE and the VIE’s subsidiary were established as limited liability companies under the PRC law, their creditors do not have recourse to the general credit of the Company for the liabilities of the VIE and VIE’s subsidiary, and the Company does not have the obligation to assume the liabilities of the VIE and VIE’s subsidiary.

The Company has determined that the VIE agreements are in compliance with PRC laws and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the VIE Agreements; and if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control the VIE and the VIE’s subsidiary also depends on the rights provided to the Company under the Power of Attorney Agreements to vote on all matters requiring shareholders’ approval in the respective VIE. The Company believes these Power of Attorney Agreements are legally enforceable but yet they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Company or the contractual arrangements among the Company, the VIE and their respective shareholders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

•	revoking the business licenses and / or operating licenses of such entities;

•

shutting down the Company’s servers or blocking the Company’s website, or discontinuing or placing restrictions or onerous conditions on the Company’s operations through any transactions between Meili Beijing and its VIE;

•	imposing fines, confiscating the income from Meili Beijing or its VIE, or imposing other requirements with which the Company’s or its VIE may not be able to comply;

•

requiring the Company to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledge of the VIE, which, in turn, would affect the Company’s ability to consolidate, derive economic interests from, or exert effective control over the VIE;

•

restricting or prohibiting the Company’s use of the proceeds of this offering to finance the Company’s business and operations in China, and taking other regulatory or enforcement actions that could be harmful to the Company’s business;

•	confiscating any of the Company’s income that they deem to be obtained through illegal operations;

•	discontinuing or placing restrictions or onerous conditions on the Company’s operations;

•	imposing additional conditions or requirements with which the Company may not be able to comply; or

•	taking other regulatory or enforcement actions against the Company that could be harmful to its business.

The imposition of any of these restrictions or actions could result in a material adverse effect on the Company’s ability to conduct its business. If any of these occurrences results in the Company’s inability to direct the activities of its VIE, and / or the Company’s failure to receive the economic benefits from its VIE, the Company may not be able to consolidate the entities in its consolidated financial statements in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

There is no VIE in which the Company has a variable interest but is not the primary beneficiary. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIE.

The following consolidated assets and liabilities information of the Company’s VIE and VIE’s subsidiary as of December 31, 2017 and 2018, and consolidated operating results and cash flows information for the years ended December 31, 2017 and 2018, have been included in the accompanying consolidated financial statements:

	As of December 31,
	2017	2018
	RMB	RMB
Cash and cash equivalents	1,374	209
Prepaid expense and other current assets	1,336	5
Other receivable, net	43,706	22,830

Total current assets	46,416	23,044

Total assets	46,416	23,044

Total current liabilities	73,391	62,992

Total liabilities	73,391	62,992

The table sets forth the results of operations of the VIE and VIE’s subsidiary included in the Company’s Consolidated Statements of Comprehensive (Loss) / Income:

	For the year ended December 31,
	2017	2018
	RMB	RMB
Revenues	3,484	2,055
Net loss	(26,974)	(13,616)

The table sets forth the cash flows of the VIE and VIE’s subsidiary included in the Company’s Consolidated Statements of Cash Flows:

	For the year ended December 31,
	2017	2018
	RMB	RMB
Net cash provided by / (used in) operating activities	1,374	(1,165)
Net cash used in investing activities	—	—
Net cash provided by financing activities	—	—

2	Summary of significant accounting policies

a.	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with US GAAP.

b.	Principles of consolidation

The consolidated financial statements of the Company have been prepared in accordance with US GAAP. The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE for which the Company or its subsidiary is the primary beneficiary and the VIE’s subsidiary.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the board of directors, or to cast a majority of votes at the meeting of directors. A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, exercises effective control over the activities that most impact the economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All intercompany transactions and balances among the Company, its subsidiaries, the VIE and the VIE’s subsidiary have been eliminated upon consolidation.

c.	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, the Company’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Company to revise its estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to allowance for loans and advances, useful lives of equipment and leasehold improvements, amortization period of intangible assets, realizability of deferred tax assets and guarantee liabilities and goodwill impairment. Actual results could differ from these estimates.

d.	Fair value measurements

Financial instruments of the Company primarily consist of cash and cash equivalents, restricted cash, short-term and long-term investment, loans recognized as a result of payment under the guarantee, accounts receivable, amounts due from and due to related parties, loans and advances, short-term borrowings, accounts payable, payable to funding partners. The carrying amounts of these financial instruments, except for short-term and long-term investment, long-term financing receivables and advances, and long-term payable to funding partners, approximate their fair values because of their generally short maturities. Short-term investment are measured at fair value on a recurring basis, while the long-term investment are accounted for as cost method equity investments.

The Company applies Accounting Standards Codification (“ASC”) topic 820, Fair Value Measurements and Disclosures, in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

ASC 820 establishes a three-tier fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

Level 1:	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:	Inputs other than quoted prices included within level 1 that are directly or indirectly observable in the marketplace for the asset or liability.

Level 3:	Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

e.	Foreign currencies

The USD (“US$”) is the functional currency of the Company’s entities incorporated in Cayman Islands and Hong Kong, and the RMB is the functional currency of the Company’s subsidiaries, VIE, and subsidiary of the VIE incorporated in PRC.

Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in other than the functional currency are translated at the balance sheet date exchange rate. The resulting exchange differences are recorded as foreign currency translation in the Consolidated Statements of Comprehensive (Loss) / Income.

f.	Cash and cash equivalents, Restricted cash

Cash and cash equivalents primarily consist of cash, deposits which are highly liquid and all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company considers highly liquid investments that are readily convertible to known amounts of cash.

Cash restricted as to withdrawal or for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets. In the ordinary course of business, the third-party funding partners offer financing solutions to borrowers and the Company is required to provide a guarantee (Note 15 guarantee liabilities). As a result, the Company, as the guarantor, is required to maintain a separate guarantee fund, held as an escrow account with the third-party funding partners. This guarantee fund is required to be maintained at a fixed percentage of the balance of all loans outstanding or loans value.

The Company has elected to early adopt the ASU No.2016-18 Statement of Cash Flows (Topic 230): Restricted Cash (“ASU No.2016-18”) for all periods presented. According to ASU No.2016-18. According to the ASU, the amounts generally described as restricted cash are included with cash when reconciling the beginning-of-period and end-of-period total amounts shown on the Consolidated Statements of Cash Flows using a retrospective transition method to each period.

g.	Investment

Short-term investments are mainly comprised of wealth management products issued by commercial banks. All highly liquid investments with original maturities of greater than three months, but less than twelve

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. The Company accounts for short-term investments in accordance with ASC topic 320, Investments — Debt and Equity Securities (“ASC 320”).

Long-term investments are mainly equity securities comprised of Asset-backed Securities (“ABS”) which do not provide guaranteed returns and bears losses. As the Company does not have significant influence over the ABS and the ABS do have readily determinable fair values, they are accounted for as cost method equity investments. The Company’s cost method equity investments are accounted for in accordance with ASC 325-20, Cost Method Investments. The Company carries these investment at cost and adjusts for other-than-temporary declines in fair value. Management measures impairment by comparing the present value of the remaining cash flows as estimated at investment year end date against the present value of the cash flows expected to be collected at each financial reporting date, using the effective interest rate method. The Company records an impairment loss in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period. As of December 31, 2018, the investments in ABS were not in an unrealized loss position and no other-than-temporary impairment was recognized in earnings.

h.	Accounts receivable

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts. An allowance for doubtful accounts is recorded in the period when loss is probable based on many factors, including the age of the balance, the counterparty’s payment history and current economic trends. The Company reviews the accounts receivable every month and makes specific allowances when there is doubt as to the collectability of individual balances.

i.	Loans and advances, net

Loans and advances represent payments due from borrowers. Loans and advances are recorded at amortized cost (i.e. unpaid principal net of deferred origination costs), net of relevant allowance.

Loans and advances are placed on non-accrual status when payments are contractually past due. A corresponding allowance is determined under ASC 450-20 and allocated accordingly. If the loan is non-accrual, the cost recovery method is used and cash collected is applied to first reduce the carrying value of the loan. Otherwise, interest income may be recognized once received. Loans and advances may be returned to accrual status when all of the borrower’s delinquent loans have been settled and the borrower continue to perform in accordance with the loan terms.

j	Allowance for Loans and advances, Loans recognized as a result of payment under the guarantee

The Company considers the loans to be homogeneous as they are all secured consumer loans of similar principal amounts. The profile of the borrowers are also similar i.e. age, credit histories and employment status. Therefore, the Company applies a consistent credit risk management framework to the entire portfolio of loans in accordance with ASC 450-20, Loss Contingencies.

The allowance for loans and advances losses is calculated based on the Company’s historical loss experience using a roll rate-based model. The roll rate-based model stratifies the loans principal and interest receivables by delinquency stages and projected forward in one-month increments using historical roll rates. In each month of the simulation, losses on the loans and advances types are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a monthly rolling basis. The loss rate calculated for each delinquency stage is then applied to the respective

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

loans and advances balance. In addition to the allowance based on the roll rate-based model, the Company adjusts the allowance based on the loss-to-sale model, taking into consideration of the ultimate loss rate during the maturity, the delinquency loss rates of different stages, the characteristics of internal consumer behaviour and the external environment i.e. macroeconomic conditions.

Loans are charged off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined the balance is uncollectable. In general, secured loans are charged off when outstanding loans are 180 days past due. Secured loans may be charged off upon the death of the borrower, significant damage to the collateral, and when the Company considers the balance to be uncollectable.

k.	Guarantee liabilities

The third-party funding partners offer financing solutions to the borrowers and the Company is required to provide a guarantee in the event of delinquency. The guarantee liability is exempted from being accounted for as a derivative in accordance with ASC 815-10-15-58.

The guarantee liabilities consist of two components. The Company’s obligation to stand ready to make delinquent payments or to purchase the loan over the term of the arrangement (the non-contingent aspect) is accounted for in accordance with ASC 460 Guarantees (“ASC 460”). The contingent obligation relating to the contingent loss arising from the arrangement is accounted for in accordance with ASC 450 Contingencies (“ASC 450”). At inception, the Company recognizes the non-contingent aspect of the guarantee liabilities at fair value, which considers the premium required by a third party market participant to issue the same risk assurance in a standalone transaction.

Subsequent to the initial recognition, the non-contingent aspect of the guarantee liabilities are reduced over the term of the arrangement as the Company is released from its stand ready obligation on a loan-by-loan basis based on the borrower’s repayment of the loan principal. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable and the amount of loss is estimable. The Company considers the underlying risk profile, including delinquency status, overdue period and historical loss experience when assessing the probability of contingent loss. Car buyers are grouped based on common risk characteristics, such as product type. The Company measures contingent loss based on the future payout of the arrangement estimated using the historical default rates of a portfolio of similar loans less the fair value of the recoverable collateral.

As stated in ASC 460-10-35-1, the guarantee liability should generally be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk. Accordingly, the guarantee liability is recognized in “gains from guarantee liability” in the Statements of Comprehensive (Loss) / Income by a systematic and rational amortization method, e.g. over the term of the loan.

As of December 31, 2017 and 2018, the amounts of maximum potential future payments that the Company could be required to make under the guarantee were RMB3.3 billion and RMB13.9 billion, respectively. Based on management assessment, the estimated value of collateral approximated amounts of maximum potential future payments.

l.	Payable to funding partners

The Company facilitates credit to borrowers and the payment terms with the funding partners range from 12 months to 36 months with varying interest rates. Although the loan is transferred to the funding partners, the loan is not derecognized upon transfer, as the transaction does not represent a transfer of an entire

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

financial asset and the loan is not legally isolated from the Company. Additionally, the terms of the transfer require the Company to guarantee the principal and interest in case of default by the borrowers. The loan remains on the Company’s Consolidated Balance Sheets as loans and the funds received from the funding partners is recorded as payable to funding partners on the Company’s Consolidated Balance Sheets. Payable to funding partners is initially recognized at fair value which is the cash received from funding partners, and measured subsequently at amortized cost using the effective interest method.

m.	Property and equipment, net

Property, and equipment, net are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method with the residual value based on the estimated useful lives of the class of asset, which ranges as follows:

Category	Estimated Useful Life
Office furniture	5 years
Motor vehicles and operating Leasing Assets	4 years
Office and electronic equipment	3 years
Leasehold improvements	Over the shorter of the expected life of leasehold improvements or the lease term

Costs associated with the repair and maintenance of property and equipment are expensed as incurred.

n.	Intangible assets

Intangible assets represent software copyright and license acquired. These intangible assets are carried at acquisition cost less accumulated amortization and amortized on a straight line basis over their estimated useful lives of the respective assets.

The estimated useful lives of intangible assets are as follows:

Category	Estimated Useful Life
Software copyright	3-5 years
License	10 years

o.	Impairment of long-lived assets

Long-lived assets, such as property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

p.	Goodwill

In accordance with ASC 805 “Business Combination”, goodwill represents the excess of the purchase consideration over the fair value of assets and liabilities of business acquired.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Goodwill is not amortized but is tested for impairment at the reporting unit level at least annually, or more frequently if events or changes in circumstances indicate that it might be impaired based on the requirements of ASC 350-20. In accordance with the FASB guidance on “Testing of Goodwill for Impairment,” the Company has elected to perform a qualitative assessment to determine whether the two-step impairment testing of goodwill is necessary. In this assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed. Otherwise, no further testing is required. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. The Company estimates the total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, tax and cash flows of the reporting unit.

q.	Revenue recognition

The Company generates revenue primarily by providing loan facilitation services, value-added services and others. The Company entered into cooperation arrangements with various funding partners. After the Company’s credit assessment processes, borrowers are recommended to funding partners. The Company’s arrangements with funding partners can be broadly categorized into two types.

In the first type of arrangement, the Company may advance funds to the borrowers after the loan is approved by funding partners. The Company provides intermediary matching services to both the borrowers and the third-party funding partner, which the Company describes as a loan facilitation service and loan facilitation revenue is recognized.

In the second type of arrangement, the Company makes the decision of granting the funds to borrowers and therefore it records loans and advances to borrowers and payables to funding partners, respectively. The Company recognizes financing income and financing costs for such arrangements.

Loan facilitation revenue

The Company has elected to early adopt the ASC 606, Revenue from Contracts with Customers for all periods presented. Consistent with the criteria of ASC 606, the Company recognizes loan facilitation revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those services.

To achieve that core principle, an entity should apply five steps defined under ASC 606. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company identifies a single performance obligation for every loan facilitated.

Revenue is recorded net of value-added tax and related surcharges collected from customer that are subsequently remitted to government authorities as well as cash incentives.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

According to ASC 606, the loan facilitation revenue is recognized at a point in time when the service is rendered and the performance obligation is satisfied.

Value-added services revenue

The Company provides customers with other services such as insurance referral service and registration of license plates and collaterals with the relevant government authorities during used car purchasing transactions. Such value-added services revenue is recognized at a point in time when the service is rendered and the performance obligation is satisfied.

Net financing income

Financing income on loans which are amortized over the contractual life of the related loans is recognized in accordance with ASC 310, “Receivables” using the effective interest method.

Financing income includes the amortization of any discount or premium or differences between the initial carrying amount of an interest-bearing asset and its amount at maturity calculated using the effective interest basis.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating the interest on loans over the years. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses.

Other revenues

Other revenues primarily include revenues from providing operation support services, which primarily includes risk management and loan collection, and customer referral services. Other revenues are recognized when the promised services are transferred to customers with the amount that reflects the consideration to which the Company expects to receive in exchange for the promised services. The revenue of referral service is recognized at a point in time when the service is rendered and the performance obligation is satisfied, and others are recognized on a work load basis over the term of the agreement since the customer simultaneously receives and consumes benefits provided by the Company’s performance as the Company performs during the term of the contract.

r.	Value added taxes (“VAT”) and surcharges

The Company is subject to value-added tax on the revenues earned for services provided in the PRC. The applicable value-added tax rate for the Company is 6%. The Company is also subject to certain government surcharges (i.e. urban maintenance and construction tax, educated surtax and local educational surtax). Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the Consolidated Balance Sheets.

s.	Cost of revenues

Cost of revenues primarily consists of commission for the in-house sales, salaries and benefits expenses for personnel involved in risk control and loan facilitation services, cost of GPS tracking devices and others.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

t.	Sales and marketing expenses

Sales and marketing expenses primarily consist of salaries, benefits and share-based compensation for employees engaged in sales and marketing but excluding commissions, commission for third party sales agents, the professional service fees, marketing promotion fees, sales office rental and office administrative expenses and costs incurred in other marketing activities.

u.	Research and development expenses

Research and development expenses are primarily incurred in the development of new services and new products of the Company’s technology infrastructure to support its business operations. Research and development costs primarily consists of salaries, benefits and share-based compensation for employees engaged in developing and improving Group’s technology infrastructure, professional service fees, and other service fees.

Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s services. No research and development costs were capitalized during any year presented as the Company has not met all of the necessary capitalization requirements.

v.	General and administrative expenses

General and administrative expenses primarily consist of salaries, benefits and share-based compensation for employees engaged in management and administration positions or involved in general corporate functions, office rental, professional service fees, depreciation and other service fees.

w.	Share-based compensation

The Company follows ASC 718 to determine whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using the Binominal Option Pricing Model. The Company classifies the share-based awards granted to employees as equity awards, and has elected to recognize compensation expense on share-based awards on a straight-line basis over the requisite service period, which is generally the vesting period.

Under ASC 718, the Company applies the Binominal Option Pricing Model in determining the fair value of options granted. The Company elects to recognize the effect of forfeitures in compensation cost when they occur.

A change in any of the terms or conditions of share-based payment awards is accounted for as a modification of awards. The Company measures the incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For awards not being fully vested, the Company recognizes the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

x.	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carry forwards, if any. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or tax laws is recognized in the Consolidated Statements of Comprehensive (Loss) / Income in the period the change in tax rates or tax laws is enacted.

The Company reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, and the Company’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Company recognizes in its financial statements the benefit of a tax position if that position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties recognized related to unrecognized tax benefits are classified as income tax expense in the Consolidated Statements of Comprehensive (Loss) / Income.

y.	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight-line basis over the lease term. Certain operating lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.

z.	Business combinations and non-controlling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Consolidated Statements of Comprehensive (Loss) / Income.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

For the Company’s majority owned subsidiaries and consolidated VIE, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net loss on the Consolidated Statements of Comprehensive (Loss) / Income includes net loss attributable to non-controlling interests when applicable.

aa.	Loss per share

Basic loss per ordinary share is computed by dividing net loss attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss attributable to the Company’s ordinary shareholders is allocated between ordinary shares and other participating securities, if any, based on participating rights in undistributed earnings.

The Company’s Series A-1 convertible redeemable preferred shares, Series A-2 convertible redeemable preferred shares, Series B-1 convertible redeemable preferred shares and Series B-2 convertible redeemable preferred shares were participating securities since contains a non-forfeitable right to participate in distributions of earnings. These participating securities were not included in the computation of basic loss per ordinary share in periods when the Company reported net loss, because these participating security holders have no obligation to share in the loss of the Company based on the contractual rights and obligations of these participating securities.

Diluted loss per share is calculated by dividing net loss attributable to the Company’s ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents include the ordinary shares issuable upon the exercise of the outstanding share options (using the treasury stock method) and conversion of convertible redeemable preferred shares (using the as-if-converted method). Potential dilutive securities are not included in the calculation of diluted loss per ordinary share if the impact is anti-dilutive.

bb.	Segment information

The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole. In accordance with ASC 280, “Segment Reporting”, the Company has only one reportable segment. As the Company generates substantially all of its revenues in the PRC and its long-lived assets are substantially all located in PRC, no geographical segments are presented.

cc.	Significant risks and uncertainties

(1)	Foreign currency risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by The PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions take place either through PBOC or other authorized financial institution at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. Since the amount of foreign currencies possessed by the Company is immaterial, the Company believes that the foreign currency risk is not significant.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

(2)	Concentration of credit risks

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents and advance to consumers.

The Company deposits its cash and cash equivalents with financial institutions located in jurisdictions where the subsidiaries are located. The Company believes that no significant credit risk exists as these financial institutions have high-credit quality.

Substantially all revenue was derived from customers located in China. The Company manages credit risk of loans and advances by performing credit assessments on its borrowers and ongoing monitoring of the outstanding balances. No individual borrower represented 10% or more of total revenue, and loans and advances for the years ended December 31, 2017 and 2018 and no individual borrower represented 10% or more of the balance of loans and advances as of December 31, 2017 and 2018 respectively.

(3)	Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates, and does not use any derivative financial instruments to manage the interest risk exposure during the year presented.

(4)	Business and economic risk

The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with the Company’s ability to attract employees necessary to support its growth. The Company’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the PRC.

dd.	Recent Accounting Pronouncements

ASU No.2014-09, Revenue from Contracts with Customers

In May 2014, the FASB issued Accounting Standards Updates (the “ASU”) No. 2014-09, Revenue from Contracts with Customers. ASU No.2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU No.2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU No.2016-10, Identifying Performance Obligations and Licensing. ASU No.2016-10 clarifies the following two aspects of ASU No.2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU No.2016-10 is the same as the effective date of ASU No.2014-09.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The Company has elected to early adopt ASC 606 for all periods presented. The adoption has no impact on the Company’s opening accumulated deficit. There is no impact on revenue recognized on loan facilitation, value-added service and other revenues.

ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash

In November 2016, the FASB issued ASU No.2016-18, Statement of Cash Flows (Topic 230): “Restricted Cash”. This Update requires that statements of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The amendments are effective for public registrants for fiscal years beginning after December 15, 2017, with early adoption permitted.

The Company has elected to early adopt the ASU No. 2016-18 for all periods presented. According to ASU No. 2016-18. The beginning and ending balances of cash and cash equivalents in the consolidated statement of cash flows include restricted cash.

ASU No. 2017-09, Compensation—Stock compensation (Topic 718): Scope of modification accounting

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” (“ASU No. 2017-09”), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU No.2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. The Company early adopted this standard in 2018. The adoption of this standard has no material effect on the consolidated financial statements.

Recent accounting pronouncements not yet adopted

The Company is in the process of making an assessment of what the impact of these new standards is expected to be in the period of initial application. So far the Company has identified some aspects of the new standards that may have significant impact on the consolidated financial statements. Further details of the expected impacts are discussed below.

ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10) Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued a new pronouncement ASU No.2016-01 Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The Company has evaluated and believes the adoption of the standard will have insignificant impact on its consolidated financial statements.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

ASU No. 2016-02, Leases

In February 2016, the FASB issued ASU No.2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In November 2017, the FASB tentatively decided to amend certain aspects of ASC 2016-02 in an attempt to provide relief from the costs of implementing the standards which included not having to restate comparative periods in the period of adoption of the new standard and electing not to separate lease and non-lease components when certain conditions are met. The Company is not early adopting the standard and is currently evaluating the impact ASU No.2016-02 will have on the Company’s consolidated financial statements. As a lessee, the Company currently reports future minimum lease payments in note to Consolidated Financial Statements (commitments and contingencies). The Company is developing methodology to estimate the right-of-use assets and lease liabilities, which is based on the present value of lease payments. In addition the Company expects that a majority of existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of the adoption. The Company has evaluated the effect of the adoption of this ASU and expects the adoption will result in an increase in the assets and liabilities on the Consolidated Balance Sheets for the operating leases and will have insignificant impact on the consolidated financial statements.

ASU No.2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application of the pending content that links to this paragraph is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is not early adopting the standard and the Company is currently evaluating the impact of adopting this standard on its Consolidated Financial Statements. The implementation plan includes, but is not limited to, an assessment of processes, model development, system requirements and the identification of data and resource needs. The Company is currently evaluating various loss estimation models. While the Company currently cannot reasonably estimate the impact of adopting this standard, the Company expects the impact will be influenced by the composition, characteristics and quality of loans, as well as the general economic conditions and forecasts at the adoption date.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

ASU No. 2018-13, Fair Value Measurement.

ASU No.2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. In August 2018, the FASB issued ASU No. 2018-13 (“ASU No.2018-13”), Fair Value Measurement. ASU No.2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in ASU No.2018-13 will be effective for us beginning after January 1, 2020 including interim periods within the year. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Company is not early adopting the standard and believes the adoption of the standard will have insignificant impact on its consolidated financial statements.

ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.

In January 2017, the FASB issued ASU No. 2017-04 Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. Under the amendments in ASU No. 2017-04, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. A public registrant should adopt the amendments for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Therefore, the Company expects to adopt this new guidance since January 1, 2020. The Company believes the adoption of the standard will have insignificant impact on its consolidated financial statements.

3	Business combination

On May 24, 2017, HuaChang Finance Lease (China) Co., Ltd. acquired the 100% equity interest of Hangzhou Junkai Automobile Trade Co., Ltd. (“Hangzhou Junkai”) for a cash consideration of RMB14 million. The main purpose of the acquisition is to enhance the service quality of the services provided to customers, and to enhance the Company’s cooperation with third-party funding partners.

The acquisition has been accounted for as a business combination and the results of operations of Hangzhou Junkai from May 24, 2017 have been included in the Company’s consolidated financial statements.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The Company completed the valuations necessary to assess the fair values of the assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the date of acquisition. The following table summarizes the aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition:

As of May 24,
2017
RMB
Cash consideration	14,000

Cash and cash equivalents	10,138
Accounts receivable	9,783
Other receivable, net	3,601
Equipment and leasehold improvements, net	76
Intangible assets, net	35
Short-term borrowings	(4,000)
Accrued expenses and other current liabilities	(12,674)
Deferred tax liabilities	(3)

Fair value of net assets acquired	6,956

Goodwill	7,044

There were no additional identifiable intangible assets from the acquisition of Hangzhou Junkai. In accordance with ASC 350, goodwill is not amortized but is tested for impairment and is not deductible for income tax purposes. Goodwill impairment loss of RMB7.04 million was recorded in the year ended December 31, 2017, as the actual operations shrank dramatically since November 2017 and the business after acquisition was far below expectation with the expected inability of consistent future cash flows growth.

Based on an assessment of Hangzhou Junkai’s financial performance, Hangzhou Junkai was not considered material to the Company. Thus, management concluded that the presentation of pro forma financial information and the revenue and net income of Hangzhou Junkai during the period since the acquisition date was immaterial.

4	Investment

Short-term investments

Short-term available-for-sale debt securities consist of wealth management products issued by China Merchants Bank, which are redeemable by the Company at any time. The wealth management products are primarily invested in Interbank and Exchange Bond Assets. The Company valued the short-term available-for-sale debt securities based on the quoted subscription / redemption price published by the relevant banks. As of December 31, 2017, the net adjustments to unrealized holding gains / losses on short-term investments was nil.

Long-term investments

Long-term investments are mainly equity securities comprised of Asset-backed Securities (“ABS”) which do not provide guaranteed returns and bears losses. The carrying amount of the company’s cost method equity investments was RMB20,010 thousands as of December 31, 2018. No impairment loss had been recognized during the year ended December 31, 2018.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

5	Related Party Balances and Transactions

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2018:

Name of related parties	Relationship with the Company
Youyong Holdings Limited	Controlled by certain shareholders of the Company
Lendora Holdings Limited	Controlled by certain shareholders of the Company
Wacai Holdings Ltd. (“Wacai”)	Shareholder of the Company
Jiangsu Xiansheng Medical Diagnosis Co., Ltd. (“Xiansheng Medical”)	Company controlled by a director
Mr. Xu	Director and Vice President
Ms. Sun	Director and Vice President
Mr. Mei	Management of the Company

Details of related party balances as of December 31, 2017 and 2018 and transactions for the years ended December 31 2017 and 2018 are as follows:

Amounts due from related parties

	As of December 31,
	2017	2018
	RMB	RMB
Service fee receivables
—Youyong Holdings Limited	107,778	403,414
—Lendora Holdings Limited	5,303	51,644

Amounts due to related parties

	As of December 31,
	2017	2018
	RMB	RMB
Service fee payable
—Youyong Holdings Limited	57	271
—Lendora Holdings Limited	273,497	219,859

Short-term Borrowings
—Wacai (1)	1,134,009	636,051
—Xiansheng Medical (2)	—	40,000
—Mr. Xu (3)	5,500	—
—Ms. Sun (3)	500	500
—Mr. Mei (3)	1,000	1,000
Long-term Borrowings
—Wacai (1)	772,958	156,653

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Transactions with related parties

	For the Year ended December 31,
	2017	2018
	RMB	RMB
Revenue derived from:
—Youyong Holdings Limited	113,012	289,284

Expenses charged by:
—Lendora Holdings Limited	152,625	47,214

Interest expense:
—Wacai (1)	177,883	124,437
—Xiansheng Medical (2)	—	1,000
—Mr. Xu (3)	140	740
—Ms. Sun (3)	29	73
—Mr. Mei (3)	81	146

(1)

During the year 2017 and 2018, the funding provided by Wacai as funding partner with the interest rates from 8% to 10% and the terms range from one year to three years according to business cooperation agreement.

(2)	During the year 2018, the annual interest rate of such borrowing is 30% with the term of 30 days.
(3)	During the year 2017 and 2018, the annual interest rate of such borrowings is 16% with the term of one year.

6	Loans and advances, net

Loans and advances originated and retained by the Company consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Loans and advances	7,702,419	4,498,347
Less: Allowance for loans and advances	(328,686)	(216,701)

Total loans and advances, net	7,373,733	4,281,646

The classification of loans and advances is as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Loans and advances, net—current portion	4,145,639	2,877,028
Loans and advances, net—non-current portion	3,228,094	1,404,618

Total loans and advances, net	7,373,733	4,281,646

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

(a)	The movements in the allowance for loans and advances are as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Balance at the beginning of the year	(142,255)	(328,686)
Charge for the year	(377,356)	(211,042)
Recoveries	(306)	(9,969)
Write-off	191,231	332,996

Balance at the end of the year	(328,686)	(216,701)

(b)	Loan delinquency

The following table presents the aging of past-due loan principles as of December 31, 2017 and 2018, respectively:

	Total current	1-30 days past due	31-60 days past due	61-90 days past due	91-180 days past due	Total loans
	RMB	RMB	RMB	RMB	RMB	RMB
As of December 31, 2017	7,503,434	69,185	32,792	26,643	70,365	7,702,419

As of December 31, 2018	4,338,320	52,470	22,274	23,448	61,835	4,498,347

7	Loans recognized as a result of payment under the guarantee

	As of December 31,
	2017	2018
	RMB	RMB
Loans recognized as a result of payment under the guarantee	2,279	61,312
Less: Allowance	(416)	(8,593)

Total loans recognized as a result of payment under the guarantee, net	1,863	52,719

The movements in the allowance for loans recognized as a result of payment under the guarantee are as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Balance at the beginning of the year	—	(416)
Reversal / (charge) for the year	3,748	(27,922)
Recoveries	(4,164)	(15,626)
Write-off	—	35,371

Balance at the end of the year	(416)	(8,593)

The third-party funding partners offer financing solutions to the Borrowers and the Company is required to provide a guarantee. In the event of a payment default from the Borrower, the Company is required to repay the monthly installment or full amount of outstanding loan to the funding partner as the guarantor. As such, the Company initially recognized loan as a result of payment under the guarantee at fair value in the Consolidated Balance Sheets.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8	Prepaid expense and other current assets

	As of December 31,
	2017	2018
	RMB	RMB
Prepaid income tax	11,205	23,218
Prepaid consulting service fees	8,549	17,814
Prepaid rental expense	2,775	5,796
GPS device	2,690	1,678
Insurance fee	108	1,293
Prepaid marketing expense	1,213	—
Others	5,335	1,120

Total prepaid expense and other current assets	31,875	50,919

9	Other receivable, net

	As of December 31,
	2017	2018
	RMB	RMB
Service fee	4,636	24,795
Amount due from a third party (1)	16,000	16,000
Receivables from suppliers	1,214	10,051
Employee advance	5,281	6,245
Others	8,307	7,335
Less: allowance for doubtful accounts	—	—

Total other receivable	35,438	64,426

(1)

This represented the residual balance of uncollected cash consideration due from Hanfu Holdings Co., Ltd., related to the disposal of Yingtan Hi-tech Industrial Park Huixin Micro-credit Co., Ltd., which has been fully repaid in July 2019. Please refer to note 19 for details.

10	Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Motor vehicles and operating leasing assets	1,818	17,010
Office and electronic equipment	2,634	4,370
Leasehold improvements	6,070	6,143
Office furniture	38	38

Property and equipment	10,560	27,561
Less: accumulated depreciation	(3,533)	(10,816)

Total property and equipment, net	7,027	16,745

Depreciation expenses for the years ended December 31, 2017 and 2018 was RMB2,311 and RMB11,662, respectively.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11	Intangible assets, net

Intangible assets, net consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB
License	8,735	8,735
Software	114	243

Intangible assets	8,849	8,978
Less: accumulated amortization	(1,804)	(2,726)

Total intangible assets, net	7,045	6,252

Amortization expenses for the years ended December 31, 2017 and 2018 were RMB912 and RMB922, respectively.

The annual estimated amortization expense for intangible assets subject to amortization for the five years is as follows:

As of December 31, 2018
RMB
Year ending December 31,
2019	918
2020	899
2021	899
2022	899
2023	889

Total annual estimated amortization expense for intangible assets	4,504

12	Goodwill

RMB
Balance as of January 1, 2017	52,559
Acquired during the year	7,044
Less: impairment for goodwill	(7,044)

Balance as of December 31, 2017	52,559
Acquired during the year	—
Balance as of December 31, 2018	52,559

In 2015, the Company acquired 100% equity interest in Liyun Automobile Consulting Services (Shanghai) Co., Ltd. The acquisition was accounted for as a business combination with goodwill of RMB52.6 million recognized.

The Company performs the annual impairment test on each balance sheet day. Based on the impairment tests performed, the goodwill impairment loss of RMB7.04 million was recorded in the year ended 2017. The Company did not incur impairment loss on goodwill for the year ended December 31, 2018.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13	Other non-current assets

	As of December 31,
	2017	2018
	RMB	RMB
Deposits in funding partners	151,683	15,987
Rental deposits	4,276	6,641

Total other non-current assets	155,959	22,628

14	Borrowings

The following table presents short-term and long-term borrowings from commercial banks or other institutions as of December 31, 2017 and 2018. Short-term borrowings includes borrowings with maturity terms shorter than one year and the current portion of the long-term borrowings.

			As of December 31,
			2017	2018
	Fixed annual interest rate	Term	RMB	RMB
Short-term borrowings	2.70%-18.00%	within 12 months	55,450	20,100
Long-term borrowings	16.00%	2 years	9,218	—

The weighted average interest rate for the outstanding borrowings was 6.1% and 17.5% as of December 31, 2017 and 2018, respectively.

15	Guarantee liabilities

The movement of guarantee liabilities is as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Balance at the beginning of the year	14,428	172,701
Fair value of guarantee liabilities upon the inception of new guarantees	177,269	421,761
Guarantee obligation fulfilled	(16,870)	(135,826)
Gains from guarantee liabilities	(2,126)	(122,130)

Balance at the end of the year	172,701	336,506

The terms of the guarantee range from 1 year to 3 years, as of December 31, 2017 and 2018.

16	Payable to funding partners

The following table presents payable to funding partners as of December 31, 2017 and 2018:

			As of December 31,
			2017	2018
	Fixed annual interest rate	Term	RMB	RMB
Short-term	8.09%-14.34%	within 12 months	3,545,202	2,640,365
Long-term	8.09%-14.34%	up to 36 months	2,671,634	1,262,349

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17	Accrued expenses and other current liabilities

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Salary and welfare payable	86,553	144,872
Non-income based taxes payable	310	15,294
Payable of GPS	13,120	14,229
Payable to supplier	2,421	9,150
Employee advances	2,757	4,137
Receipts and payments payable	12,490	1,718
Interest payable	1,413	1,207
Others	13,630	23,746

Total accrued expenses and other current liabilities	132,694	214,353

18	Income tax expense

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income, corporation or capital gain, and no withholding tax is imposed upon the payment of dividends to shareholders. Accordingly, all income tax expense is for jurisdictions other than the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%. The current tax expense of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the year ended December 31, 2017, and 8.25% for the year ended December 31, 2018.

China

Under the Corporate Income Tax Law (“CIT law”) in the PRC, Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to corporate income tax at a uniform rate of 25%. Accordingly, all the subsidiaries, consolidated VIE and its subsidiary established in the PRC are subject to the statutory income tax rate of 25%. Substantially all the pretax income of the Company is derived from sources within the PRC.

Pursuant to the relevant laws and regulations in the PRC, Xinjiang Meili Auto Information Technology Co., Ltd. was exempted from PRC income tax for five years since 2018, followed by a 40% reduction of such for the next five years. No tax provision was made for its profits for the year ended December 31, 2018. For Huachang Finance Lease (China) Co., Ltd., a 30% reduction of PRC income tax for two years since 2014 was applied, followed by a 15% reduction for three years since 2016. Additional PRC income taxes that would have been payable without such tax exemption amounted to RMB1.5 million for the year ended December 31, 2018. Per share impact of such exemption is RMB 0.03 for the year ended December 31, 2018.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Composition of income tax expense

The current and deferred portions of income tax expense included in the Consolidated Statements of Comprehensive (Loss) / Income during the years ended December 31, 2017 and 2018 are as follows:

	For the year ended December 31,
	2017	2018
	RMB	RMB
Current tax expense	1,723	6,471
Deferred tax benefit	—	—

Total income tax expense	1,723	6,471

Included within current tax benefit are tax benefits of utilizing operating loss carryforwards for which the related deferred tax asset was offset by a valuation allowance of RMB2,303 thousand and RMB26,924 thousand for the years ended December 31, 2017 and 2018, respectively.

The actual income tax expense reported in the Consolidated Statements of Comprehensive (Loss) / Income differs from the amount computed by applying the statutory PRC income tax rate of 25% due to the following:

	For the year ended December 31,
	2017	2018
	RMB	RMB
(Loss) / income before tax	(356,780)	324,936
Income tax computed at PRC statutory tax rate	(89,195)	81,234
Nondeductible expenses	5,228	6,785
Research and development incentive	—	(8,347)
Nontaxable income	—	(18,978)
Effect of different tax rate	428	98
Change of valuation allowance	85,262	(54,321)

Total income tax expense	1,723	6,471

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 thousand. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries, VIE and VIE’s subsidiary for the calendar years from 2014 to 2018 are open to examination by the PRC state and local tax authorities.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Deferred tax assets and deferred tax liabilities

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax assets:
Net operating loss carryforwards	94,817	74,892
Advertising expense carryforwards	521	1,254
Accrued expenses	462	3,077
Allowance for loans and advances	60,025	22,057
Intangible assets	—	1

Total deferred tax assets	155,825	101,281
Deferred tax liabilities:
Arisen from intangible assets during business combinations	(1,752)	(1,529)

Net deferred tax assets	154,073	99,752

Less: valuation allowance	(154,073)	(99,752)

Total deferred tax assets, net	—	—

Movement of valuation allowance

	As of December 31,
	2017	2018
	RMB	RMB
Balance at beginning of the year	(68,811)	(154,073)
Increase of valuation allowance	(85,262)	(8,063)
Decrease of valuation allowance	—	62,384

Balance at end of the year	(154,073)	(99,752)

As of December 31, 2018, the Company had advertising expense carryforwards of RMB5.02 million and net operating loss carryforwards of RMB299.57 million which arose from the subsidiaries, the VIE and the VIE’s subsidiary. There is no limit regarding the advertising expense carryforwards. The expiration status of net operating loss carryforwards as at December 31, 2018 is listed below.

Expiration year	Loss carryforwards amount
2019	—
2020	—
2021	95,834
2022	175,736
2023	27,999

A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized. In making such determination, the Company evaluates a variety of factors including the Company’s operating history, accumulated deficit, the existence of taxable or deductible temporary differences and reversal periods.

The Company has incurred net accumulated operating losses for income tax purposes since its inception. The Company believes that it is more likely than not that these net accumulated operating losses and other

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

deferred tax assets will not be utilized in the future. Therefore, the Company has provided full valuation allowances for the deferred tax assets as of December 31, 2017 and 2018. The amount of deferred tax asset considered realizable could change in the near term if estimates of taxable income are revised.

The Company does not have any unrecognized tax benefits.

19	Gains on disposal of subsidiary

In 2017, the Company entered into a sales and purchase agreement with Hanfu Holdings Co., Ltd, a third party, to dispose of its subsidiary Yingtan Hi-tech Industrial Park Huixin Micro-credit Co., Ltd. for a total cash consideration of RMB28 million. The relevant gains on disposal of the subsidiary were recognized as gains on disposal of subsidiary in the Consolidated Statements of Comprehensive (Loss) / Income.

20	Convertible redeemable preferred shares

On Restructuring Day, to prepare the listing of Meili Auto in the United States of America, Meili Finance, the former parent company of Meili Auto, underwent a corporate reorganization through carving out its auto financing business to the Company. Meili Finance repurchased all its ordinary shares, Series A-1 and Series A-2 preferred shares (collectively the Series A Preferred Shares) from the shareholders at par value and split its business operations. Meili Auto is the Company that is engaged in auto financing facilitation and financing guarantee operation business and is planning for listing in the United States of America. On the same day, Meili Auto issued ordinary shares and preferred shares at par value to the same group of shareholders of the Meili Finance immediately before the Restructuring Day with the same number of shares as held in Meili Finance. All shareholders entered into a new shareholder agreement and the amended Memorandum of Association was updated on the Restructuring Day to reflect terms and conditions in relation to the Series A-1 and Series A-2 preferred shares. Immediately after the restructuring, the authorized capital of the Meili Auto was US$50,000, divided into 375,513,167 ordinary shares, each with a par value of US$0.0001 per share, 104,211,676 Series A-1 preferred shares with a par value of US$0.0001, and 20,275,157 Series A-2 preferred shares issued with a par value of US$0.0001. The Company authorized and issued 51,220,628 Series B-1 preferred shares, par value of US$0.0001 and fair value of US$1.4057 per share on January 24, 2018 for a total cash consideration of US$72 million , with total direct costs of US$1.2 million related to the issuance of Series B-1 preferred shares borne by the Company. On March 26, 2018, 12,891,822 ordinary shares were converted into Series B-1 preferred shares. The Company authorized and issued 14,085,566 Series B-2 preferred shares, par value of US$0.0001 and fair value of US$1.62485 per share on March 29, 2018 for a total gross cash consideration of US$22.9 million, with total direct costs of US$2.2 million related to the issuance of Series B-2 preferred shares borne by the Company. The Company issued a total of 14,227,787 Series B-1 preferred shares, par value of US$0.0001 and fair value of US$1.4057 per share on September 23, 2018, based on the exercise of the contractual rights the Company granted to the investors in January 2018, for a total cash consideration of US$20 million, with total direct costs of US$0.3 million related to the issuance of Series B-1 preferred shares borne by the Company. The Series B-1 preferred shares and B-2 preferred shares are collectively referred as Series B Preferred Shares.

The Series A and B Preferred Shares are collectively referred to as the Preferred Shares. The following is a summary of the significant terms of the Preferred Shares and the ordinary shares:

Conversion rights (for all series of preferred shareholders)

The holders of the Preferred Shares are entitled to convert, at the option of the holder thereof, at any time after the date of issuance of the respective Preferred Shares, into such number of fully paid and non-assessable ordinary shares as is determined by the applicable conversion price. The initial conversion ratio for corresponding Preferred Shares shall be 1:1.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Automatic Conversion (for all series of Preferred Shareholders)

Each Preferred Share will be automatically converted, based on the then-effective applicable Conversion Price without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares upon the closing of a qualified IPO as defined in articles.

Dividends (for all series of Preferred Shareholders)

Each holder of the Preferred Share shall be entitled to receive dividends at the rate no less than the rate for the holders of the ordinary shares (calculated on an as converted basis) if declared by the Board of Director. No dividends have been declared for the Redeemable Preferred Shares and ordinary shares for the periods presented.

Voting rights (for ordinary shares and all series of Preferred Shareholders)

In respect of all matters upon which the ordinary shares are entitled to vote, each ordinary share is entitled to one vote. Each Preferred Shareholder shall be entitled to such number of votes with respect to all the Preferred Shares as equals the whole number of ordinary shares into which such Preferred Shareholder’s collective Preferred Shares are convertible immediately. The Preferred Shareholders shall vote together with the holders of ordinary shares, and not as a separate class or series, on all matters put before the board of directors.

Redemption

The Series A Preferred Shares are redeemable by the holders at any time after the earlier of the occurrence of the following events:

(i)	In the event that the Company fails to kick-off an IPO within sixty (60) months from December 25, 2015 (the original issue date of series A before restructuring);

(ii)	A Qualified IPO has not been completed within eighteen (18) months after it is kicked-off;

(iii)	Any Group Company has committed any material violation constituting a material adverse effect to the Company Group;

(iv)	The founder of the Company has committed termination of the employment with the Company without the approval of the Board;

(v)	Any founder of the Company has any material violation of criminal Law which has resulted in a material adverse effect to the Company group, or

(vi)

The founder of the Company has consummated any investment of more than 1% of the total issued and outstanding equity interest of any Person without the consent of at least two-thirds of the Series A Directors, each holder of the Series A Preferred Shares then issued and outstanding may, require the Company to redeem all, but not less than all, of the then issued and outstanding Series A Preferred Shares held by such requesting holder.

The redemption price per Series A Preferred Share shall be the higher of: (i) the sum of (x) the applicable Series A issue price in respect of each of the Series A Preferred Shares held by such holder, (y) all declared but unpaid dividends accrued on such Series A Preferred Share (or pro rata for a partial year), and (z) a rate of return of 12% per annum over the applicable Series A issue price compounded annually from the applicable Series A issue date (or pro rata for a partial year) until the date that such Series A Preferred

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Shares are redeemed and redemption price paid in full, or (ii) the fair market value of such Series A Preferred Shares determined by independent third party appraiser appointed by the Company and the redeeming holder(s) of Series A Preferred Shares in good faith.

The Series B Preferred Shares are redeemable by the holders at any time after the earlier of the occurrence of the following events:

(i)	In the event that a Qualified IPO has not been completed on or prior to December 31, 2019;

(ii)

In the event that any Group Company has committed any material violation of Law or has otherwise incurred any material non-compliance penalty, and in each case, constituting a Material Adverse Effect to the Company Group;

(iii)	In the event that the founder of the Company has committed any material violation of criminal Law which has resulted in a Material Adverse Effect to the Company;

(iv)

The founder of the Company has consummated any direct or indirect investment of more than 1% of the total issued and outstanding equity interest of any Person, other than the Company Companies and those Persons whose issued and outstanding shares are held by the founder of the Company on or prior to the Series A-1 Issue Date without the consent of at least two-thirds of the Preferred Directors after the Series A-1 Issue Date, each holder of Series B Preferred Shares may require the Company to redeem any or all of the then issued and outstanding Series B Preferred Shares held by such holder;

(v)

In the event that a Qualified IPO has not been completed on or prior to December 31, 2019, each holder of Series B Preferred Shares may at its sole discretion (x) require the Company to redeem any or all of the then issued and outstanding Series B Preferred Shares held by such holder, and / or (y) so long as such holder continues to hold any Series B Preferred Shares redeemable pursuant to subsection (x) above, reset the time limit and conditions of the Qualified IPO which will trigger its redemption right in respect of such remaining Series B Preferred Shares, and if and only if the consummation of the Series B Revised IPO fails to occur, require the Company to redeem any or all of such Series B Preferred Shares.

The redemption price per Series B Preferred Share shall be as follows:

(i)

In the event that a compensation rights holder (a particular part of the Series B Preferred Shareholders) requests the Company to redeem its Series B Preferred Shares, the redemption price per Series B Preferred Share shall be the difference between: (x) the applicable Series B issue price with a simple rate of return of 15% per annum over the applicable Series B issue price annually from the applicable Series B issue date (or pro rata for a partial year) until the date that such Series B Preferred Shares are redeemed and redemption price paid in full that such compensation rights holder receives in connection with the Series B Preferred Shares held by it; and (y) the sum of (A) all declared dividends accrued on such Series B Preferred Share (or pro rata for a partial year), and (B) the compensation received by such compensation rights holder pursuant to the condition that the realized net profit of the Company for a benchmark year is lower than the target net profit of such benchmark Year (the target net profit is RMB300,000 for the fiscal year ending on December 31, 2018), divided by the number of the Series B Preferred Shares held by such compensation rights holder immediately prior to the compensation; and

(ii)

In the event that any other holder of the Series B Preferred Shares requests the Company to redeem its Series B Preferred Shares, the redemption price per Series B Preferred Share shall be the difference between: (x) the applicable Series B issue price with a simple rate of return of 15% per annum over the applicable Series B issue price annually from the applicable Series B issue date (or pro rata for a partial year) until the date that such Series B Preferred Shares are redeemed and redemption price paid in full

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

that such holder receives in connection with the Series B Preferred Shares held by it; and (y) all declared dividends accrued on such Series B Preferred Share (or pro rata for a partial year).

The combined aggregate amount of redemption for all Preferred Shares each year for the five years since January 1, 2019, under the assumption that: 1) the Company does not complete the IPO by December 31, 2019; 2) Series A Preferred Shareholders shall then request for a redemption in 2020; and 3) the Series B Preferred Shareholders does not reset the time limit and conditions of the Qualified IPO and request for a redemption in 2020.

	Series A	Series B
2019	—	—
2020	1,290,912	1,123,156
2021	—	—
2022	—	—
2023	—	—

Total	1,290,912	1,123,156

Liquidation Preference (including ordinary shares and all series of Preferred Shareholders)

Upon the occurrence of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the assets of the Company legally available for distribution shall be distributed among the holders of the issued and outstanding Shares (on an as-converted to basis) in the following order and manner:

•

120% of the applicable Series B issued price for each Series B Preferred Share held by each holder of the Series B Preferred Shares, plus all declared but unpaid dividends accrued thereon shall be first distributed to each holder of the Series B Preferred Shares prior and in preference to any distribution to the holders of Series A Preferred Shares and ordinary shares of the Company;

•

After the full distribution of the Series B Preferred Amount, 120% of the applicable Series A-2 issued price plus all declared but unpaid dividends accrued thereon shall be first distributed to each holder of the Series A-2 Preferred Shares prior and in preference to any distribution to the holders of Series A-1 Preferred Shares and ordinary shares of the Company;

•

After the full distribution of the Series B Preferred Amount and the Series A-2 Preferred Amount, 120% of the Series A-1 Issued Price for each Series A-1 Preferred Share held by each holder of the Series A-1 Preferred Shares, plus all declared but unpaid dividends accrued thereon shall be distributed to each holder of the Series A-1 Preferred Shares prior and in preference to any distribution to the holders of ordinary shares of the Company;

•

After the full distribution of the Preferred Amount, pay and distribute all of the remaining assets of the Company available for distribution among the holders of the Preferred Shares and ordinary shares pro rata based on the number of ordinary shares held by each (assuming full conversion of all Preferred Shares); and

•

Notwithstanding the forgoing, in the event that the aggregate preferred amount to be received by each holder of the Preferred Shares above shall reach an amount equal to 3 times the applicable issue price, such right of receiving the preferred amount prior and in preference to any distribution to the holders of ordinary shares of the Company shall be automatically waived and all and all of the assets of the Company available for distribution shall be distributed among holders of the Preferred Shares and ordinary shares pro rata based on the number of ordinary shares held by each (assuming full conversion of all Preferred Shares).

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Accounting of Preferred Shares

The Company accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date of the Preferred Shares using effective interest method.

Preferred Shares were classified as the mezzanine equity upon the contribution by the holders because they were redeemable at the holders’ option any time after a certain date and was contingently redeemable upon the occurrence of certain events that are outside of the Company’s control. The initial carrying value for the Preferred Shares are recorded at fair value, net of any costs related to the contribution.

The Company determined that the embedded conversion features and the redemption features do not require bifurcation as they either are clearly and closely related to the Preferred Shares or do not meet the definition of a derivative.

The Company has determined that there was no embedded beneficial conversion feature attributable to the Preferred Shares. In making this determination, the Company compared the initial effective conversion prices of the Preferred Shares and the fair values of the Company’s ordinary shares determined by the Company at the issuance dates.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The Company’s convertible redeemable preferred shares activities for the years ended December 31, 2017 and 2018 are summarized below:

RMB	Series A-1		Series A-2		Series B-1		Series B-2
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balance as of January 1, 2017	—	—	—	—	—	—	—	—
Completion of reorganization, net of issuance cost	104,211,676	542,600	20,275,157	156,131	—	—	—	—
Accretion on convertible redeemable preferred shares to redemption value	—	785	—	201	—	—	—	—
Balance as of December 31, 2017	104,211,676	543,385	20,275,157	156,332	—	—	—	—
Issuance of Series B-1 Shares, net of issuance cost	—	—	—	—	65,448,415	587,349	—	—
Conversion of ordinary shares to preferred shares	—	—	—	—	12,891,822	97,391	—	—
Issuance of Series B-2 Shares, net of issuance cost	—	—	—	—	—	—	14,085,566	130,717
Accretion on convertible redeemable preferred shares to redemption value	—	518,328	—	72,867	—	124,099	—	34,009

Balance as of December 31, 2018	104,211,676	1,061,713	20,275,157	229,199	78,340,237	808,839	14,085,566	164,726

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21	Share-Based compensation

Share-based compensation expenses for periods prior to the reorganization relate to the share options previously granted by Meili Finance to the current employees of the Company. For the year ended December 31, 2017, total share-based compensation allocated from Meili Finance were RMB7.2 million.

Starting from 2015, Meili Finance granted multiple tranches of share options with tiered vesting commencement dates to employees (the “2015 Plan”). On December 26, 2017, the board of the Company passed a resolution of the following: 1) the Share Incentive Plan (the “2017 Plan”) was approved and would be effective on December 26, 2017; 2) 26,994,966 ordinary shares of the Company was reserved as the employee option pool of the Company. The Company’s CEO determined the modification for each participant at his discretion. On February 1, 2018, the board of the Company entered into new option agreements with all participants in the 2017 Plan employed by the Company after the Reorganization. The new option agreement stated that the previous option agreements signed under the 2015 Plan was terminated. Pursuant to the 2017 Plan, the grant date were modified compared with the previous agreements and exercise price of options granted to certain employees and directors were changed.

Employees are generally subject to a four-year service schedule, under which an employee earns an entitlement to vest 25% of shares on each first anniversary of the vesting commencement date subject to the option. For certain employees, one hundred percent (100%) of the Shares subject to the option shall immediately vest on the vesting commencement date.

The following table sets forth the stock options activity for the years ended December 31, 2017 and 2018:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		RMB		RMB
Outstanding at January 1, 2017	16,097,137	1	11	36,038
Granted	4,714,667	2
Exercised	—	—
Forfeited	(20,000)	2
Expired	—	—
Outstanding at December 31, 2017	20,791,804	1	10	41,188
Granted	7,615,883	1
Exercised	—	—
Forfeited	(4,759,333)	1
Expired	—	—
Outstanding at December 31, 2018	23,648,354	1	9	44,572
Vested and expected to vest as of December 31, 2018	10,284,596	1	9	23,417
Exercisable as of December 31, 2018	10,284,596	1	9	23,417

As of December 31, 2018, a maximum of 26,994,966 ordinary shares were available for grant under the authorization of the Board of the Company. Employees were granted 20,791,804 and 23,648,354 share options, with exercise price of RMB0.01-2 per share, for the years ended December 31, 2017 and 2018, respectively.

As of December 31, 2017 and 2018, there were RMB33.6 million and RMB24.9 million of unrecognized share-based compensation expenses, related to the options granted. The expenses are expected to be recognized over a weighted-average period of 1.49 years, and may be adjusted for future change in forfeitures.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Options granted to grantees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	Year ended December 31, 2017	Year ended December 31, 2018
Expected volatility	53.90%-54.26%	46.58%-53.65%
Risk-free interest rate	1.83%-2.42%	2.69%-3.05%
Exercise multiple	2.2&2.8	2.2&2.8
Expected dividend yield	0%	0%
Expected term (in years)	10	10
Fair value of the underlying shares on the date of option grants (per share)	0.18-0.35	0.52-1.27

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the company has never declared or paid any cash dividends on its shares, and the ultimate controlling company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

There was no income tax benefit associated with the share-based compensation expenses. Total share-based compensation expense recognized for share options for the years ended December 31, 2017 and 2018 is allocated to the following expense items:

	For the year ended December 31,
	2017	2018
	RMB	RMB
Cost of revenue	6	103
General and administrative	(724)	3,552
Sales and marketing	3,083	3,758
Research and development	438	1,205

Total share-based compensation expenses	2,803	8,618

22	Fair value measurement

Assets disclosed at fair value

The Company measured its short-term investments at fair value on a recurring basis. As the Company’s short-term investments are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of short-term investments. The short-term investments consist of wealth management products issued by commercial banks, and are valued based on prices per unit quoted by issuers. The wealth management products are categorized in Level 2 of the fair value hierarchy.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The following table summarizes the Company’s financial assets measured and recorded at fair value on recurring basis as of December 31, 2017 (nil as of December 31, 2018):

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	7,800	—	7,800

Total financial assets	—	7,800	—	7,800

Valuation Techniques

Short-term investments

To estimate the fair value of investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurement.

23	Net loss per share

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB
Numerator:
Net (loss) / income attribute to Meili Auto Holding Limited	(354,457)	320,472
Accretion to preferred share redemption value	(986)	(749,303)

Numerator for basic and diluted net loss per share calculation	(355,443)	(428,831)

Denominator:
Weighted average number of ordinary shares	66,600,459	55,857,274

Denominator for basic net loss per share calculation	66,600,459	55,857,274
Denominator for diluted net loss per share calculation	66,600,459	55,857,274

Net loss per share attributable to ordinary shareholders:
Basic	(5.34)	(7.68)
Diluted	(5.34)	(7.68)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be antidilutive are as follows:

	For the year ended December 31,
	2017	2018
Share options	16,128,829	18,985,380
Redeemable preferred shares	124,486,833	216,912,636

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

24	Employee benefit

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIE and VIE’s subsidiary of the Company make contributions to the government for these benefits based on certain percentage of the employees’ salaries, up to a maximum amount specified by the government. The Company has no legal obligation for the benefits beyond the contribution made.

The total amounts charged to the Consolidated Statements of Comprehensive (Loss) / Income for such employee benefits amounted to RMB411.89 million and RMB815.40 million for the years ended December 31, 2017 and 2018.

25	Commitments and contingencies

Operating lease commitments

The Company leases office under non-cancellable operating lease agreements. Future minimum lease payments under non-cancellable operating lease agreements with initial terms of one year or more consist of the following:

Year ending December 31,	RMB
2019	17,376
2020	2,735
2021	7
2022	—
2023 and after	—

Total future minimum lease payments	20,118

The total amounts charged to the Consolidated Statements of Comprehensive (Loss) / Income for rental expense amounted to RMB21.26 million and RMB38.41 million for the years ended December 31, 2017 and 2018.

Future minimum capital commitments, mainly representing renovating expense under non-cancellable agreements, consist of the following as of December 31, 2018.

Year ending December 31,	RMB
2019	1,463
2020	381
2021	27
2022	—
2023 and after	—

Total future minimum capital commitments	1,871

26	Subsequent events

The Company has evaluated the subsequent events from balance sheet date through August 19, 2019, the date at which consolidated financial statements were issued.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27	Statutory reserves and restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries, VIE and subsidiary of the VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the PRC laws and regulations, the PRC entities of the Company are required to make appropriation to certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The PRC entities of the Company are required to appropriate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of the PRC entities of the Company.

Amounts restricted that include statutory reserve, as determined pursuant to PRC laws and regulations, are RMB507 thousand and RMB3,721 thousand as of December 31, 2017 and 2018, respectively.

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

28	Condensed financial information of the parent company

Balance sheet

	As of December 31,
	2017	2018
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	—	508
Other receivable, net	—	665,092
Prepaid expense and other current assets	—	1,055

Total assets	—	666,655

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other current liabilities	4,975	6,014
Investment deficit in subsidiaries and VIE	530,985	104,395

Total liabilities	535,960	110,409

Mezzanine equity
Series A-1 convertible redeemable preferred shares (US$0.0001 par value; 104,211,676 shares authorized, issued and outstanding as of December 31, 2017 and 2018. Redemption value of RMB543,385 and RMB1,061,713 as of December 31, 2017 and 2018, respectively; liquidation value of RMB596,682 and RMB1,004,802 as of December 31, 2017 and 2018, respectively)	543,385	1,061,713
Series A-2 convertible redeemable preferred shares (US$0.0001 par value; 20,275,157 shares authorized, issued and outstanding as of December 31, 2017 and 2018, Redemption value of RMB156,332 and RMB229,199 as of December 31, 2017 and 2018, respectively; liquidation value of RMB181,331 and RMB254,633 as of December 31, 2017 and 2018, respectively)	156,332	229,199
Series B-1 convertible redeemable preferred shares (US$0.0001 par value; 78,340,237 shares authorized, issued and outstanding as of December 31, 2018; Redemption value of RMB808,839 as of December 31, 2018; liquidation value of RMB1,232,169 as of December 31, 2018)	—	808,839
Series B-2 convertible redeemable preferred shares (US$0.0001 par value; 14,085,566 shares authorized, issued and outstanding as of December 31, 2018, Redemption value of RMB164,726 as of December 31, 2018; liquidation value of RMB251,549 as of December 31, 2018)	—	164,726

Total mezzanine equity	699,717	2,264,477

Shareholders’ equity:
Ordinary shares (US$0.0001 par value, 375,513,167 shares and 283,087,364 shares authorized as of December 31, 2017 and 2018, respectively; 61,937,485 shares and 49,045,663 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	41	32
Accumulate other comprehensive income	—	45,050
Subscription receivable	(41)	(32)
Accumulated deficit	(1,235,677)	(1,753,281)

Total shareholders’ equity	(1,235,677)	(1,708,231)

Total liabilities, mezzanine equity and shareholders’ equity	—	666,655

Meili Auto Holdings Limited

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Statements of Comprehensive (Loss) / Income

	For the Years Ended December 31,
	2017	2018
	RMB	RMB
Operating costs and expenses:
Share of (loss) / income of subsidiaries and VIE	(351,654)	329,086
Share-based compensation expenses	(2,803)	(8,618)

Total operation cost and expense	(354,457)	320,468

(Loss) / income from operations	(354,457)	320,468
Interest income, net	—	4

Net (loss) / income before income taxes	(354,457)	320,472

Net (loss) / income attributable to Meili Auto Holdings Limited	(354,457)	320,472
Accretion to redemption value	(986)	(749,303)

Net loss attributable to ordinary shareholders	(355,443)	(428,831)
Net loss	(354,457)	320,472
Other comprehensive income
Foreign currency translation	—	45,050

Total comprehensive income attributable to Meili Auto Holdings Limited	(354,457)	365,522

Statements of cash flows

	For the Years Ended December 31,
	2017	2018
	RMB	RMB
Net cash used in operating activities	—	—

Net cash used in investing activities	—	(97,504)

Net cash provided by financing activities	—	52,962

Effect of exchange rate changes on cash and cash equivalents	—	45,050

Net decrease in cash and cash equivalents	—	508
Cash and cash equivalents at the beginning of the year	—	—

Cash and cash equivalents at the end of the year	—	508

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. The registrant’s articles of association provide that each officer or director of the registrant shall be indemnified out of the assets of the registrant against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part, or in which he or she is acquitted or in connection with any application in which relief is granted to him or her by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the registrant.

Under the form of indemnification agreements to be filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

We are incorporated as Meili Auto Holdings Limited in June 2017 and has since then issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars		Underwriting Discount and Commission
Ordinary shares
Sertus Nominees (Cayman) Limited	June 7, 2017	1	US$	0.0001	n/a
Meili Finance Holdings Limited	June 7, 2017	9,999	US$	0.9999	n/a
Lendora Limited	December 26, 2017	33,670,989	US$	3,367.0989	n/a
Visionary Tech Holdings Ltd	December 26, 2017	18,651,078	US$	1,865.1078	n/a
Family Investments Holdings Limited	December 26, 2017	5,203,189	US$	520.3189	n/a
Daisy Elegant Limited	December 26, 2017	1,266,496	US$	126.6496	n/a
Good Hope Easy Limited	December 26, 2017	1,262,974	US$	126.2974	n/a
Mr. Yanjun Sun	December 26, 2017	882,759	US$	88.2759	n/a
Vision Leader Holdings Limited Banyan Partners Fund I, L.P.	December 26, 2017	1,000,000	US$	100	n/a

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars		Underwriting Discount and Commission

Series A-1 convertible redeemable preferred shares
Banyan Partners Fund I, L.P.	December 26, 2017	9,391,080	US$	939.108	n/a
Banyan Partners Co-Invest 2015, L.P.	December 26, 2017	13,855,692	US$	1,385.5692	n/a
GX China III Ltd	December 26, 2017	14,856,380	US$	1,485.638	n/a
GX Melon Holdings Limited	December 26, 2017	7,021,683	US$	702.1683	n/a
Red Kingdom Holdings Limited	December 26, 2017	538,833	US$	53.8833	n/a
Wacai Holdings Ltd.	December 26, 2017	12,316,170	US$	1,231.617	n/a
Lingfeng CGH Ltd.	December 26, 2017	10,776,661	US$	1,077.6661	n/a
Morningside China TMT Fund III, L.P.	December 26, 2017	7,150,567	US$	715.0567	n/a
Morningside China TMT Fund III Co-Investment, L.P.	December 26, 2017	697,616	US$	69.7616	n/a
M Leader Limited	December 26, 2017	3,376	US$	0.3376	n/a
Future Land Technology Ltd.	December 26, 2017	7,697,607	US$	769.7607	n/a
Chuxin Capital Inc.	December 26, 2017	7,697,607	US$	769.7607	n/a
Engage Capital Partners I, L.P.	December 26, 2017	4,618,564	US$	461.8564	n/a
Hanhai International Investment Inc.	December 26, 2017	7,589,840	US$	758.984	n/a

Series A-2 convertible redeemable preferred shares
Banyan Partners Fund I, L.P.	December 26, 2017	202,752	US$	20.2752	n/a
Banyan Partners Co-Invest 2015, L.P.	December 26, 2017	1,824,764	US$	182.4764	n/a
Wacai Holdings Ltd.	December 26, 2017	4,055,031	US$	405.5031	n/a
Lingfeng CGH Ltd.	December 26, 2017	6,082,547	US$	608.2547	n/a
Hanhai International Investment Inc.	December 26, 2017	8,110,063	US$	811.0063	n/a

Series B-1 convertible redeemable preferred shares
Key View Investments Limited	January 24, 2018	35,569,881	US$	50,000,000	n/a
Wacai Holdings Ltd.	January 24, 2018	14,227,952	US$	20,000,000	n/a
China TH Capital Limited	January 24, 2018	1,422,795	US$	2,000,000	n/a
Lead Tech Visionary Limited	September 23, 2018	4,268,336	US$	6,000,000	n/a
Key View Investments Limited	September 23, 2018	9,959,451	US$	14,000,000	n/a

Series B-2 convertible redeemable preferred shares
Delta Capital Growth Fund II	April 2, 2018	6,154,414	US$	10,000,000	n/a
Yunzhi Yuanjin (Hong Kong) Co., Ltd	April 2, 2018	1,230,883	US$	2,000,000	n/a
China TH Capital Limited	April 2, 2018	1,846,324	US$	3,000,000	n/a
Rosy Galaxy Limited	April 2, 2018	4,853,945	US$	7,886,933	n/a

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

See Exhibit Index beginning on page II-4 of this Registration Statement.

(b)	Financial Statement Schedules

All supplement schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1*	Sixth Amended and Restate Memorandum and Articles of Association of the Registrant, amended and restated on May 20, 2018

3.2*	Form of [Seventh] Amended and Restated Memorandum and Articles of Association of the Registrant

4.1*	Specimen of Ordinary Share Certificate

4.2**	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, and the holders and beneficial owners of ADSs issued thereunder, as depositary

4.3**	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.2)

4.4*	Shareholders Agreement, dated March 29, 2018

5.1*	Form of opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered

8.1*	Form of opinion of Simpson Thacher & Bartlett LLP regarding certain United States federal tax matters

8.2*	Form opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters

8.3*	Form of opinion of Fangda Partners regarding certain PRC tax matters (included in Exhibit 99.2)

10.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.2*	Form of Employment Agreement between the Registrant and its executive officers

10.3*	English Translation of Equity Interest Pledge Agreement by and among Meili Auto (Beijing) Internet Technology Co., Ltd. (“Meili Beijing”), Beijing Feima Changyou Information Technology Co., Ltd. (“Beijing Feima”), Weixi Zheng and Qiuhong Zhang

10.4*	English Translation of Equity Interest Pledge Agreement by and among Meili Beijing, Beijing Feima and Wen Xu

10.5*	English Translation of Exclusive Option Agreement by and among Meili Beijing, Beijing Feima, Weixi Zheng and Qiuhong Zhang

10.6*	English Translation of Exclusive Option Agreement by and among Meili Beijing, Beijing Feima and Wen Xu

10.7*	English Translation of Exclusive Technology Consulting and Service Agreement by and between Meili Beijing and Beijing Feima

10.8*	English Translation of Power of Attorney by and among Meili Beijing, Beijing Feima and Qiuhong Zhang

10.10*	English Translation of Power of Attorney by and among Meili Beijing, Beijing Feima and Wen Xu

10.11*	Series B Share Purchase Agreement, dated January 24, 2018, by and among the Registrant, its subsidiaries and other parties named thereto

10.12*	Share Purchase Agreement, dated January 26, 2018, by and among the Registrant, Huachang Finance Lease (China) Co., Ltd. and other parties named thereto

10.13*	Series B-2 Share Purchase Agreement, dated March 29, 2018, by and among the Registrant, its subsidiaries and other parties named thereto

10.14*	Share Incentive Plan

Exhibit No.	Description of Exhibit

10.15*	English Translation of Business Cooperation Agreement, dated March 27, 2018, between Sichuan Xinwang Bank Co., Ltd. and Huachang Finance Lease (China) Co., Ltd.

10.16*	English Translation of Auto Financing Business Cooperation Agreement, dated February 2, 2019, between Qianhai Webank Bank Co., Ltd. and Huachang Finance Lease (China) Co., Ltd.

21.1	Subsidiaries of Registrant

23.1*	Consent of KPMG Huazhen LLP

23.2*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1 and Exhibit 8.2)

23.3*	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1)

23.4*	Consent of Fangda Partners (included in Exhibit 99.2)

23.5	Consent of Frost & Sullivan

24.1*	Powers of Attorney (included on the signature page in Part II of this Registration Statement)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Form of opinion of Fangda Partners regarding certain PRC law matters

*	To be filed by amendment.
**	Incorporated by reference to the Registration Statement on Form F-6 to be filed with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                 , China on             , 2019.

MEILI AUTO HOLDINGS LIMITED

By:
Name: Allen Gu
Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint                ,                 and                , and each of them singly, as his or her true and lawful attorney-in-fact and agents, each with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or his or her substitutes or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

Chief Executive Officer
Allen Gu	(principal executive officer)

Chief Financial Officer
Julian Wang	(principal financial and accounting officer)

Director and Chief Risk Officer
Weixi Zheng

Director and Vice President for
Yun Sun	Legal and Compliance

Director and Vice President for
Derek Wen Xu	Strategy and Funding

Director
Zhiguo Li

Director
Ning Ma

Signature	Capacity	Date

Director
Li Ou

Director
Yong Ren

Director
Li Yang

Director
Yuming Ye

Director
Bin Yue

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Meili Auto Holdings Limited has signed this registration statement or amendment thereto in                  on             , 2019.

By:

Name:
Title: